Exhibit 99.2

EXECUTION COPY

DATED 29 JANUARY 2014

JUST ENERGY GROUP INC.
as Issuer

and

U.S. BANK TRUSTEES LIMITED
as Trustee

and

ELAVON FINANCIAL SERVICES LIMITED, UK BRANCH
as Share Trustee-Custodian

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TRUST DEED
relating to Just Energy Group Inc.
US$150,000,000 6.5 per cent.
Convertible Bonds due 2019

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Condor House
5-10 St. Paul’s Churchyard
London EC4M 8AL
Tel. +44 (0)20 3201 5000
Fax: +44 (0)20 3201 5001
www.morganlewis.com
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TABLE OF CONTENTS

Page
1	INTERPRETATION	1
2	AMOUNT OF THE BONDS AND COVENANTS TO PAY AND DELIVER	8
3	FORM OF THE BONDS AND ISSUE OF THE BONDS	10
4	STAMP DUTIES AND TAXES	11
5	COVENANTS RELATING TO THE CONVERSION RIGHTS	12
6	NOTICES RELATING TO THE CONVERSION RIGHT	16
7	ADJUSTMENTS TO THE INITIAL CONVERSION PRICE	17
8	APPLICATION OF MONIES RECEIVED BY THE TRUSTEE	18
9	GENERAL COVENANTS	19
10	SUBORDINATION OF THE BONDS	23
11	REMUNERATION AND INDEMNIFICATION OF THE TRUSTEE	24
12	PROVISIONS SUPPLEMENTAL TO TRUSTEE ACTS	25
13	TRUSTEE LIABLE FOR NEGLIGENCE	33
14	WAIVER AND PROOF OF DEFAULT	33
15	TRUSTEE NOT PRECLUDED FROM ENTERING INTO CONTRACTS	34
16	MODIFICATION OF BONDS, CONVERSION RIGHT OR THIS TRUST DEED	34
17	APPOINTMENT, RETIREMENT AND REMOVAL OF THE TRUSTEE	35
18	PROVISIONS OF TRUST DEED FOR THE SOLE BENEFIT OF PARTIES AND BONDHOLDERS	36
19	RESTORATION OF RIGHTS AND ABANDONMENT OF PROCEEDINGS	36
20	POWERS AND REMEDIES CUMULATIVE	37
21	CURRENCY INDEMNITY	37
22	COMMUNICATIONS	38
23	SATISFACTION AND DISCHARGE OF TRUST DEED; UNCLAIMED MONIES	39
24	FURTHER ISSUES - SUPPLEMENTAL TRUST DEED	40
25	COMMON SHARE INTEREST PAYMENT ELECTION	40
26	ENFORCEMENT	44
27	GOVERNING LAW AND JURISDICTION	44
28	COUNTERPARTS	45
29	NOTIFICATION TO THIRD PARTIES BY THE TRUSTEE	45
	SCHEDULE 1 FORM OF DEFINITIVE BOND	46
	SCHEDULE 2 TERMS AND CONDITIONS OF THE BONDS	48

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TABLE OF CONTENTS
(continued)

Page

SCHEDULE 3 FORM OF GLOBAL BOND	109
SCHEDULE 4 PROVISIONS FOR MEETINGS OF BONDHOLDERS	115
SCHEDULE 5 FORM OF TRANSFER	121
SCHEDULE 6 FORM OF SUBORDINATION AGREEMENT	123

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THIS TRUST DEED is dated 29 January 2014 and made between:

PARTIES

JUST ENERGY GROUP INC., a corporation incorporated under the Canada Business Corporations Act whose registered office is at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1, Canada  (the “Issuer”);

U.S. BANK TRUSTEES LIMITED, a limited liability corporation incorporated under the laws of England and Wales with registration number 02379632 with its office at 125 Old Broad Street, London EC2N 1AR, United Kingdom (the “Trustee”, which expression, where the context so admits, includes all persons for the time being the trustee or trustees of this Trust Deed); and

ELAVON FINANCIAL SERVICES LIMITED, UK BRANCH, a limited liability company registered in Ireland with the Companies Registration Office (registered number 418442), with its registered office at Block E, Cherrywood Business Park, Loughlinstown, Dublin, Ireland acting through its UK Branch (registered number BR009373) from its offices at 5th Floor, 125 Old Broad Street, London EC2N 1AR, United Kingdom  (the “Share Trustee-Custodian”, which expression shall, unless the context otherwise requires, include its successors in title).

RECITALS

By a resolution of the Board of Directors passed on 21 January 2014, the Issuer has resolved to issue US$150,000,000 6.5 per cent. Convertible Bonds (as hereinafter defined) due 2019.

The Bonds are to be constituted by this Trust Deed.

The Bonds shall be subordinated obligations of the Issuer as further described in the Conditions.

The Trustee has agreed to act as trustee of this Trust Deed on the following terms and conditions.

THE PARTIES AGREE THAT:

1.	INTERPRETATION

1.1	Definitions

Unless otherwise defined herein, terms defined in the Conditions shall have the same meanings herein. In addition, the following expressions have the following meanings:

“Agency Agreement”
means the agency agreement dated contemporaneously herewith, made between the Issuer, U.S. Bank Trustees Limited as Trustee, Elavon Financial Services Limited, UK Branch (or such other person(s) as may be agreed by the Issuer, ISM and Mackie) in its capacities as Principal Paying, Transfer and Conversion Agent and Share Trustee-Custodian, and Elavon Financial Services Limited as Registrar (such terms being defined in the Agency Agreement).

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“Agents”
means the Principal Paying, Transfer and Conversion Agent and the Registrar appointed under the Agency Agreement, any other paying agent, transfer agent, conversion agent or registrar appointed under the Agency Agreement, each at their Specified Offices, and their Successors.

“Auditor”
means the auditor for the time being of the Issuer or, if the auditor is unable or unwilling to carry out any action requested of the auditor under this Trust Deed or the Conditions, such other independent firm of chartered accountants as may be selected by the Issuer after consultation with the Trustee.

“Authorised Officer”
means any Director or any other senior officer of the Issuer who has been authorised by the Issuer to sign the Global Bond or other certificates required under this Trust Deed on behalf of, and so as to bind, the Issuer.

“Board of Directors”	means the board of directors of the Issuer.
“Bonds”
means the US$150,000,000 6.5 per cent. convertible bonds due 2019 in the denomination of US$200,000 or an integral multiple thereof, in registered form (and shall, unless otherwise indicated, include up to US$25,000,000 of such bonds issued pursuant to an overallotment option granted to the Managers and any further such bonds issued pursuant to Condition 18).

“Business Day”	means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in both London and Toronto.
“Clearstream”	means Clearstream Banking, société anonyme, Luxembourg.
“Closed Periods”	means the periods listed in Condition 5.3.
“Closing Date”	has the meaning given to it in the Conditions.
“Common Depositary”	means Elavon Financial Services Limited, in its capacity as common depositary for Clearstream and Euroclear.
“Common Share Bid Request”
means a request for bids to purchase Common Shares (to be issued by the Issuer on the Common Share Delivery Date) made by the Share Trustee-Custodian in accordance with the Common Share Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Issuer in lieu of fractional Common Shares, if any, equal the Interest Obligation.

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“Common Share Delivery Date”
means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Common Shares are issued by the Issuer and delivered to the Share Trustee-Custodian for sale pursuant to Common Share Purchase Agreements.

“Common Share Interest Payment Election”	means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Common Share Interest Payment Election Notice.
“Common Share Interest Payment Election Amount”
means the sum of the amount of the aggregate proceeds resulting from the sale of Common Shares on the Common Share Delivery Date pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests, together with any amount paid by the Issuer in respect of fractional Common Shares pursuant to Clause 25.8, that is equal to the aggregate amount of the Interest Obligation in respect of which the Common Share Interest Payment Election Notice was delivered.

“Common Share Interest Payment Election Notice”
means a written notice made by the Issuer to the Share Trustee-Custodian specifying: (i) the Interest Obligation to which the election relates; (ii) the Common Share Interest Payment Election Amount; (iii) the investment banks, brokers or dealers through which the Share Trustee-Custodian shall seek bids to purchase the Common Shares and the conditions of such bids, which may include the minimum number of Common Shares, minimum price per Common Share, timing for closing for bids and such other matters as the Issuer may specify; and (iv) that the Share Trustee-Custodian shall accept through the investment banks, brokers or dealers selected by the Issuer only those bids which comply with such notice.

“Common Share Proceeds”	has the meaning ascribed to such term in Clause 25.7 hereof.
“Common Share Purchase Agreement”
means an agreement in customary form among the Issuer and the persons making acceptable bids pursuant to a Common Share Bid Request, which complies with all applicable laws, including applicable securities legislation and the rules and regulations of any stock exchange on which the Bonds or Common Shares are listed at the relevant time.

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“Common Shares”	has the meaning given to it in the Conditions.
“Conditions”
means the terms and conditions of the Bonds set out in Schedule 2 as from time to time modified in accordance with this Trust Deed, and as modified, in their application to the Bonds in respect of which the Global Bond is issued, by the provisions of the Global Bond, and any reference to a particularly numbered condition shall be construed accordingly.

“Conversion Agent”	means Elavon Financial Services Limited, UK Branch, or any other conversion agent appointed under the Agency Agreement at its Specified Office.
“Conversion Date”	has the meaning given to it in the Conditions.
“Conversion Notice”	has the meaning given to it in the Conditions.
“Conversion Period”	has the meaning given to it in the Conditions.
“Conversion Price”	has the meaning given to it in the Conditions.
“Conversion Right”	has the meaning given to it in the Conditions.
“Current Market Price”	has the meaning given to it in the Conditions.
“Directors”	means the directors of the Issuer.
“Dividends”	has the meaning given to it in the Conditions.
“Euroclear”	means Euroclear Bank SA/NV, as operator of the Euroclear System, or any successor securities clearing agency.
“Event of Default”	has the meaning given to it in the Conditions.
“Extraordinary Resolution”	has the meaning set out in paragraph 18 of Schedule 4.
“Fair Market Value”	has the meaning given to it in the Conditions.
“Fiscal Period”
means, a period commencing on 1 April and ending on the succeeding 31 March, provided that if the Issuer shall change its financial year, as the case may be, the foregoing shall be amended as necessary.

“Global Bond”	means the permanent registered Global Bond which will represent Bonds, substantially in the form set out in Schedule 3.
“Independent Financial Adviser”	has the meaning given to it in the Conditions.

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“Initial Conversion Price”	has the meaning given to it in the Conditions.
“Interest Obligation”	means the obligation of the Issuer to pay interest on the Bonds, as and when the same becomes due.
“Interest Payment Date”	has the meaning provided in Condition 6.1.
“ISM”	means ISM Capital LLP of 17 Old Court Place, London W8 4PL, United Kingdom.
“Mackie”	means Mackie Research Capital Corporation of 199 Bay Street, Suite 4500 Commerce Court West, Box 368, Toronto, Ontario M5L 1G2, Canada.
“NYSE”	means the New York Stock Exchange and includes successors thereto.
“Offering Circular”	means the offering circular to be dated as soon as reasonably practical after the Closing Date prepared by the Issuer in connection with the Offering.
“outstanding”
means, in relation to the Bonds, all the Bonds issued except (a) those which have been redeemed in accordance with the Conditions, (b) those in respect of which the date for redemption has occurred and the redemption monies have been duly paid to or to the order of the Trustee as provided in Clause 2 (Amount of the Bonds and Covenant to Pay) or have been duly paid to the Principal Paying, Transfer and Conversion Agent as permitted by Clause 2 (Amount of the Bonds and Covenant to Pay) and remain available for payment following surrender of any definitive Bonds or certificates (if any) in respect of Bonds, (c) those claims that have become void under Condition 13 (Prescription), (d) those which have been purchased and cancelled as provided in the Conditions, (e) those mutilated or defaced Bonds which have been surrendered in exchange for replacement Bonds pursuant to Condition 14 (Replacement of Bonds), (f) for the purpose only of determining how many Bonds are outstanding and without prejudice to their status for any other purpose those Bonds alleged to have been lost, stolen or destroyed and in respect of which replacement Bonds have been issued pursuant to Condition 14 (Replacement of Bonds), (g) those in respect of which the Conversion Right has been duly exercised and discharged (and, for the avoidance of doubt, a Bond in respect of which a Conversion Date has occurred shall be deemed to remain outstanding for the purposes of Condition 11 (Events of Default), Condition 15 (Meetings of Bondholders, Modification and Waiver, Substitution) and Schedule 4 until the Conversion Right has been satisfied and discharged even if the name of the holder is removed from the Register during the conversion process), and (h) the Global Bond to the extent that it shall have been exchanged for another Global Bond or definitive Bonds pursuant to its provisions; provided that for the purposes of (1) ascertaining the right to attend and vote at any meeting of the Bondholders, (2) determining how many Bonds are outstanding for the purposes of Condition 11 (Events of Default), Condition 15 (Meetings of Bondholders, Modification and Waiver, Substitution) and Schedule 4, and (3) the exercise of any discretion, power or authority which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Bondholders, those Bonds which are beneficially held by or on behalf of the Issuer or any Subsidiary and not yet cancelled shall be deemed not to remain outstanding.

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“Principal Paying, Transfer and Conversion Agent”	means Elavon Financial Services Limited, UK Branch, or any successor Principal Paying, Transfer and Conversion Agent appointed under the Agency Agreement at its Specified Office.
“PSM”	means the Professional Securities Market of the London Stock Exchange.
“Register”	means the register of Bondholders.
“Registrar”	means Elavon Financial Services Limited, or any other registrar appointed under the Agency Agreement, at its Specified Office.
“Relevant Stock Exchange”	has the meaning given to it in the Conditions.
“Savings Directive”	means Council Directive 2003/48/EC on the taxation of savings income in the form of interest payments.
“Securities”	has the meaning given to it in the Conditions.
“Shareholder”	means those persons holding one or more Common Shares.
“Specified Office”
means, in relation to an Agent, the office identified with its name in Clause 22.1.4 or any other office approved by the Trustee and notified to the Bondholders by or on behalf of the Issuer pursuant to Clause 9.8 (Notices to Bondholders).

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“Subscription Agreement”	means the subscription agreement dated 22 January 2014 made among ISM, Mackie and the Issuer.
“Subsidiary”	has the meaning given to it in the Conditions.
“Successor”
means, in relation to the Agents, such other or further person as may from time to time be appointed by the Issuer as an Agent with the written approval of, and on terms approved in writing by, the Trustee and notice of whose appointment is given to Bondholders.

“Transaction Documents”	has the meaning given to it in the Conditions.
“Transfer Agent”	means Elavon Financial Services Limited, UK Branch, or any other transfer agent appointed under the Agency Agreement at its Specified Office.
“Trust Deed”
means this Trust Deed (as from time to time altered in accordance with this Trust Deed) and any other document executed in accordance with this Trust Deed (as from time to time so altered) and expressed to be supplemental to this Trust Deed.

“Trust Corporation”
means a corporation entitled by rules made under the Public Trustee Act 1906 (or any successor statute or re-enactment thereof) or entitled pursuant to any other legislation applicable to a trustee in any jurisdiction other than England to carry out the functions of a custodian trustee.

“Trustee Acts”	means the Trustee Act 1925 and the Trustee Act 2000, each of the United Kingdom.
“TSX”	means the Toronto Stock Exchange and includes successors thereto.

1.2	Construction of certain references

Unless the context otherwise requires:

1.2.1	references to costs, charges, liabilities, remuneration or expenses include any withholding, value added, turnover or similar tax charged in respect thereof;

1.2.2	references to “U.S. dollars” and “US$” are to the lawful currency for the time being of the United States of America;

1.2.3
references to an action, remedy or method of judicial proceedings for the enforcement of rights of creditors shall include references to the action, remedy or method of judicial proceedings in jurisdictions other than England as shall most nearly approximate thereto;

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1.2.4
references to any statute or any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such modification or re-enactment; and

1.2.5
“reasonable” or “reasonably” and similar expressions when used in the Transaction Documents relating to the Trustee and any exercise of power, opinion, determination or other similar matter shall be construed as meaning reasonable or reasonably (as the case may be) having regard to, and taking into account the interests of the Bondholders only.

1.3	Headings

Headings shall be ignored in construing this Trust Deed.

1.4	Schedules

The Schedules are part of this Trust Deed and have effect accordingly.

1.5	Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Trust Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Trust Deed except and to the extent (if any) that this Trust Deed expressly provides for such Act to apply to any of its terms.

2.	AMOUNT OF THE BONDS AND COVENANTS TO PAY AND DELIVER

2.1	Amount of the Bonds

The aggregate principal amount of the Bonds is limited to US$150,000,000.

2.2	Covenant to pay

The Issuer shall unconditionally pay or procure to be paid to or to the order of the Trustee in London in U.S. dollars in immediately available funds amounts due and payable in respect of the Bonds in accordance with the Conditions on the Business Day prior to any date when the Bonds or any of them become due and payable in accordance with the Conditions and will (subject to the Conditions) until such payment (both before and after any judgement or other order of a court of competent jurisdiction) unconditionally pay or procure to pay to or to the order of the Trustee interest in U.S. dollars on the principal amount of the Bonds outstanding as set out in the Conditions provided that (a) subject to the provisions of Clause 2.4 (Payment or delivery after a default) every payment of any sum due in respect of the Bonds made to or to the account of the Principal Paying, Transfer and Conversion Agent as provided in the Agency Agreement shall, to that extent, satisfy such obligation except to the extent that there is failure in its subsequent payment to the relevant Bondholders under the Conditions and (b) a payment made after the due date or pursuant to Condition 11 (Events of Default) will be deemed to have been made when the full amount due has been received by the Principal Paying, Transfer and Conversion Agent except to the extent that there is failure in the subsequent payment to the relevant Bondholders under the Conditions. The Trustee will hold the benefit of the covenants in this Clause 2.2 on trust for itself and the Bondholders.

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2.3	Covenant to deliver

The Issuer shall, in the event that the Bonds or any part thereof become subject to conversion under the Conditions (including, for the avoidance of doubt, in the event that the Issuer exercises the Share Redemption Option pursuant to Condition 8.4), deliver or procure to be delivered unconditionally such number of Common Shares in respect of each such Bond or part thereof (such number to be determined in accordance with the Conditions) on the date such Common Shares are due to be delivered pursuant to the Conditions, and every delivery of Common Shares in respect of the Bonds made to or to the account of the relevant Bondholder(s) as provided in the Conditions shall, to that extent, satisfy such obligation. The Trustee will hold the benefit of the covenants in this Clause 2.3 on trust for itself and the Bondholders.

2.4	Discharge

Subject to Clause 2.5, any payment to be made in respect of the Bonds by the Issuer or the Trustee or the Share Trustee-Custodian may be made as provided in the Conditions and any payment so made will (subject to Clause 2.5) to such extent be a good discharge to the Issuer or the Trustee, as the case may be.

2.5	Payment or delivery after a default

At any time after an Event of Default has occurred and is continuing the Trustee may:

2.5.1	by notice in writing to the Issuer and the Agents, require the Agents, until notified by the Trustee to the contrary, so far as permitted by applicable law:

(a)
to act as Agents of the Trustee under this Trust Deed and the Bonds, mutatis mutandis, on the terms of the Agency Agreement (save that the Trustee’s liability under any provisions thereof for the indemnification, remuneration and payment of out-of-pocket expenses of the Agents shall be limited to the amounts for the time being held by the Trustee on the trusts of these presents relating to the relative Bonds and available for such purpose) and thereafter to hold all Bonds (if issued) and all monies, documents and records held by them in respect of the Bonds to the order of the Trustee; and/or

(b)
to deliver all Bonds (if issued) and all monies, documents and records held by them in respect of the Bonds to the Trustee or as the Trustee directs in such notice, provided that this Clause 2.5.1(b) shall not apply to any documents or records which the relevant Agent is obliged not to release by any laws or regulations to which it is subject; and

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2.5.2
by notice in writing to the Issuer, require them to make all subsequent payments in respect of the Bonds to or to the order of the Trustee and not to the Principal Paying, Transfer and Conversion Agent; and with effect from the issue of any such notice and until such notice is withdrawn, Clause 2.2 (Covenant to Pay) shall have no effect.

3.	FORM OF THE BONDS AND ISSUE OF THE BONDS

3.1	The Global Bond

The Bonds will initially be represented by a global bond in registered form (the “Global Bond”) in the principal amount of the Bonds.  A bond certificate (“Certificate”) will be issued to each Bondholder in respect of its registered holding of Bonds. Each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of bondholders which the Issuer will procure will be kept by the Registrar.  The Registrar (or its agent on its behalf) shall, after checking that the Global Bond has been recorded in the Register correctly, authenticate the Global Bond upon the written order of the Issuer and arrange for its delivery to the Common Depositary. The Global Bond will be registered in the name of a nominee of the Common Depositary. The Issuer shall then deposit, or procure to be deposited, the Global Bond with the Common Depositary on terms that such Common Depositary shall hold the same for the account of the persons who would otherwise be entitled to receive the Bonds represented by the Global Bond and successors in title to such persons as appearing in the records of Euroclear and Clearstream for the time being. Upon the Issuer’s issue and delivery of the Global Bond in accordance with Clause 3.5, Euroclear and Clearstream will credit each subscriber of Bonds with a principal amount of Bonds equal to the principal amount thereof for which such subscriber has subscribed and paid. The Global Bond need not be security printed. The holders of the Bonds evidenced by the Global Bond shall, subject to the Conditions, in all respects be entitled to the same benefits under this Trust Deed as individual Bonds evidenced by definitive Bonds.

3.2	Definitive Bonds

The definitive Bonds, if issued, shall be in registered form and in denominations of US$200,000 or an integral multiple thereof, will be security printed in accordance with all applicable legal and stock exchange requirements and will be substantially in the form set out in Schedule 1 and endorsed with the Conditions.

3.3	Signature

The Global Bond (and the definitive Bonds, if issued) shall be signed manually or in facsimile by one or more Authorised Officer(s) of the Issuer duly authorised for the purpose or manually or in facsimile by any duly authorised attorney of the Issuer and authenticated manually by or on behalf of the Registrar. The Issuer may use the facsimile signature of any person who at the date of this Trust Deed is an Authorised Officer of the Issuer even if at the time of issue of any Bonds (including the Global Bond) such person no longer holds such office. Bonds represented by any certificates or definitive Bonds (including the Global Bond) so executed and authenticated will be binding and valid obligations of the Issuer.

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3.4	Redemption

Upon full or partial redemption of any of the Bonds for any reason, a notation will be made by the Registrar in the register reflecting such event (or, in the case of any definitive Bonds that are outstanding, such definitive Bonds shall be surrendered to the Registrar and, in the case of partial redemption, new definitive Bonds shall thereupon be issued in appropriate amounts).

3.5	Issue

Issue and delivery of the Bonds shall be complete on the issue and delivery of the Global Bond to the Common Depositary or to a custodian/nominee thereof by, or at the order of, the Issuer and completion of the Register by or on behalf of the Registrar.

3.6	Entitlement to treat holder as owner

A Bondholder will (save as otherwise required by law) be treated as the absolute owner of the relevant Bond for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on it or theft or loss of any definitive Bond or certificate issued in respect of it) and no person will be liable for so treating the holder. All payments made to any such holders of a Bond in definitive form or the holder of the Global Bond shall be valid and to the extent of the sums so paid effective to satisfy and discharge the liability of the Issuer and/or the Trustee for the equivalent amount which is payable in respect of the same.

4.	STAMP DUTIES AND TAXES

4.1	Stamp duties

The Issuer will pay any stamp, issue, registration, transfer, documentary or other similar taxes and duties, including interest and penalties, payable in Belgium, Luxembourg, Canada or the United Kingdom in respect of the creation, issue and offering of the Bonds, the execution or delivery of this Trust Deed and the deposit of any definitive Bonds and Conversion Notices for the conversion of Bonds and the issue and delivery of Common Shares following such deposit, except for the taxes and duties required to be paid by Bondholders under Condition 7.8 (Procedure for Exercise of Conversion Rights and Settlement Method). The Issuer will also indemnify the Trustee and the Bondholders from and against all stamp, issue, registration, transfer, documentary or other taxes and duties paid by any of them in any jurisdiction in connection with any action taken by or on behalf of the Trustee or, as the case may be, the Bondholders to enforce the obligations of the Issuer under this Trust Deed or the Bonds. The Trustee shall not be responsible or liable for: (a) determining whether a Bondholder or the Issuer is liable to pay any Taxes or the amounts payable (if any) in connection with Condition 7.8 (Procedure for Exercise of Conversion Rights and Settlement Method); (b) any failure by any Bondholder or the Issuer to make any such payment to the relevant authorities; or (c) determining the sufficiency or insufficiency of any amounts so paid.

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4.2	Change of taxing jurisdiction

If the Issuer becomes subject generally to the taxing jurisdiction of any territory or any authority of or in that territory having power to tax other than or in addition to its jurisdiction of incorporation or any such authority of or in such territory which imposes taxes, duties, assessments or governmental charges of whatever nature with respect to this Trust Deed or the Bonds (other than taxes required to be paid by Bondholders under Condition 7.8 (Procedure for Exercise of Conversion Rights and Settlement Method), then the Issuer will notify the Trustee in writing as soon as practicable and (unless the Trustee otherwise agrees) give to the Trustee an undertaking satisfactory to the Trustee in terms and manner corresponding to the terms of Condition 10 (Taxation), with the substitution for, or (as the case may require) the addition to, the references in that Condition to its jurisdiction of incorporation or references to that other or additional territory or authority to whose taxing jurisdiction the Issuer has become so subject and which has imposed such taxes, duties, assessments or governmental charges. In such event, this Trust Deed and the Bonds will be read accordingly.

5.	COVENANTS RELATING TO THE CONVERSION RIGHTS

The Issuer hereby irrevocably undertakes to and covenants with the Trustee that so long as any Conversion Right is, or is capable of being or becoming, exercisable, the Issuer will, save with the approval of an Extraordinary Resolution or unless otherwise required by applicable laws and regulations:

5.1	Expenses

pay the expenses of the issue of, and all expenses of obtaining listing for, the Common Shares arising on conversion of the Bonds other than as may be expressed to be payable by a Bondholder pursuant to Condition 7.8 (Procedure for Exercise of Conversion Rights and Settlement Method);

5.2	Issues of shares

issue, allot and deliver Reference Stock on exercise of Conversion Rights and at all times keep available for issue free from pre-emptive or other similar rights such number of shares of Reference Stock as would enable the Conversion Rights and all other rights of subscription and exchange for and conversion into Reference Stock to be satisfied in full in accordance with the Conditions;

5.3	Capitalisation rights

not issue or pay up any Securities, in either case by way of capitalisation of profits or reserves, other than:

5.3.1
by the issue of fully paid Reference Stock or other Securities to the Shareholders and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive Reference Stock or other Securities on a capitalisation of profits or reserves; or

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5.3.2
by the issue of Reference Stock paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend; or

5.3.3
by the issue of fully paid equity securities (other than Reference Stock) to the holders of equity securities of the same class and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive equity securities (other than Reference Stock); or

5.3.4
by the issue of Reference Stock or any equity securities to, or for the benefit of, any employee or former employee, director or executive holding or formerly holding executive office of the Issuer or any of its Subsidiaries or any associated company or to trustees or nominees to be held for the benefit of any such person, in any such case pursuant to an employee, director or executive share or option scheme whether for all employees, directors, or executives or any one or more of them, unless, in any such case, the same constitutes a Dividend or otherwise gives (or, in the case of an issue or payment up of Securities in connection with a Change of Control, will give) rise to an adjustment to the Initial Conversion Price or is (or, in the case of any issue or payment up of Securities in connection with a Change of Control, will be) otherwise taken into account for the purposes of determining whether such an adjustment should be made;

5.4	Modify rights

use commercially reasonable endeavours to not in any way modify the rights attaching to the Reference Stock with respect to voting, dividends or liquidation nor issue any other class of equity securities carrying any rights which are more favourable than such rights attaching to the Reference Stock but so that nothing in this Clause 5.4 shall prevent:

5.4.1
the issue of any equity securities to employees (including officers, directors and consultants) whether of the Issuer or any of the Restricted Subsidiaries or associated companies or to a trustee or trustees to be held for the benefit of any such person, in any such case pursuant to any stock option plan, stock purchase plan or stock bonus plan approved by the Shareholders or any dividend reinvestment plan of the Issuer in effect, or similar plan or scheme to the foregoing; or

5.4.2	any consolidation, reclassification or subdivision of the Reference Stock or the conversion of any Reference Stock into securities or vice versa; or

5.4.3	any modification of such rights which is not, in the determination in good faith of an Independent Financial Adviser, materially prejudicial to the interests of the holders of the Bonds; or

5.4.4
any alteration to the articles of the Issuer made in connection with the matters described in Condition 12 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of Securities, including Reference Stock, dealt with under such procedures); or

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5.4.5
any issue of equity securities where the issue of such equity securities results or would, but for relating to roundings or the carry forward of adjustments or, where comprising Reference Stock, the fact that the consideration per Common Share receivable therefor is at least 92.5 per cent. of the Current Market Price per Common Share on the relevant date, otherwise result, in an adjustment to the Conversion Price; or

5.4.6
any issue of equity securities or modification of rights attaching to the Reference Stock where prior thereto the Issuer shall have instructed an Independent Financial Adviser to determine in good faith what (if any) adjustments should be made to the Initial Conversion Price as being fair and reasonable to take account thereof and such Independent Financial Adviser shall have determined in good faith either that no adjustment is required or that an adjustment to the Initial Conversion Price is required and, if so, the new Initial Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly); or

5.4.7
without prejudice to Condition 7.2.9 and Condition 8.7, the amendment of the articles of the Issuer following a Change of Control to ensure that any Bondholder exercising its Conversion Right after the occurrence of a Change of Control will receive the same consideration for the Reference Stock arising on conversion as it would have received had it exercised its Conversion Right at the time of the occurrence of the Change of Control; or

5.4.8
without prejudice to any rule of law or legislation (including applicable regulations made under the Canada Business Corporations Act or any other provision of that or any other legislation), the conversion of Reference Stock into, or the issue of any Reference Stock in, uncertificated form (or the conversion of Reference Stock in uncertificated form to certificated form) or the amendment of the articles of the Issuer to enable title to securities in the Issuer (including Reference Stock) to be evidenced and transferred without a written instrument or any other alteration to the articles of the Issuer made in connection with the matters described in this Clause 5.4 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of Securities, including Reference Stock, dealt with under such procedures);

5.5	Distributions

not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on conversion of the Bonds, Reference Stock could not, under any applicable law then in effect, be legally issued as fully paid;

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5.6	Reductions

not reduce its issued share capital or capital redemption reserve or any uncalled liability in respect thereof except (1) pursuant to the terms of issue of the relevant share capital or (2) by means of a purchase or redemption of share capital of the Issuer or (3) as permitted by the Canada Business Corporations Act, as applicable, or (4) where the reduction does not involve any distribution of assets to Shareholders or (5) by way of transfer to reserves as permitted under applicable law or (6) where the reduction is permitted by applicable law and the Trustee is advised by an Independent Financial Adviser, acting as an expert, that the interests of the Bondholders will not be materially prejudiced by such reduction or (7) where the reduction is permitted by applicable law and results (or, in the case of a reduction in connection with a Change of Control, will result) in an adjustment to the Initial Conversion Price or is (or, in the case of a reduction in connection with a Change of Control, will be) otherwise taken into account for the purposes of determining whether such an adjustment should be made, provided that, without prejudice to the other provisions of the Conditions, the Issuer may exercise such rights as it may from time to time be entitled pursuant to applicable law to purchase, redeem or buy back its Reference Stock and any depositary or other receipts or certificates representing Reference Stock without the consent of Bondholders;

5.7	Extend Offer

if any offer is made to all (or as nearly as may be practicable all) Shareholders or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associates (as defined in section 1(1) of Securities Act (Ontario) or any modification or re-enactment thereof) of the offeror to acquire all or a majority of the issued Common Share capital of the Issuer, or if a plan is proposed with regard to such acquisition, give notice of such offer or plan to the Trustee and the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as reasonably practicable thereafter) that details concerning such offer or plan may be obtained from the specified offices of the Paying Agents and, where such an offer or plan has been recommended by the Board of Directors of the Issuer, or where such an offer has become or been declared unconditional in all respects or such plan has become effective, use its reasonable endeavours to procure that a like offer or plan is extended to the holders of any Common Shares issued during the period of the offer or plan arising out of the exercise of the Conversion Rights by the Bondholders and/or to the holders of the Bonds (which like offer or plan in respect of such Bondholders shall entitle any such Bondholders to receive the same type and amount of consideration it would have received had it held the number of Common Shares to which such Bondholder would be entitled assuming it were to exercise its Conversion Rights in the relevant Change of Control Period);

5.8	Listing

ensure that the Reference Stock issued upon conversion of the Bonds will as soon as practicable be admitted to trading on the NYSE and the TSX in accordance with their respective rules, and shall use commercially reasonable efforts to maintain or cause the maintenance of such listing on either the TSX or the NYSE in accordance with their respective rules provided that, (i) if at any time the Issuer determines that it can no longer reasonably comply with the requirements for listing the Reference Stock on the TSX or the NYSE, or if maintenance of such listing becomes unduly onerous, it will not be required to maintain a listing of the Reference Stock on the TSX or the NYSE and, if it is no longer listed on  both the NYSE and the TSX, it will obtain and maintain a listing of such Reference Stock on another Recognized Stock Exchange, and (ii) in  connection with the completion of a merger, amalgamation, arrangement, business combination or take-over bid involving the Issuer, the Issuer shall use commercially reasonable efforts to ensure that the shares of the successor entity to the Issuer are listed on the TSX or the NYSE or another Recognized Stock Exchange and that appropriate amendments are made to the Conditions and this Trust Deed as are necessary, to the reasonable satisfaction of the Trustee, to ensure that the Bonds may be converted into shares of such successor entity, mutatis mutandis, in accordance with and subject to the Conditions as so amended; and

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5.9	Miscellaneous

as soon as reasonably practical after the Closing Date, deliver to the UKLA, for its approval, copies of the Offering Circular and to take such other steps as may be reasonably required for the purpose of obtaining a listing of the Bonds on the Professional Securities Market.  For so long as any Bond remains Outstanding, use all reasonable endeavours to maintain such listing of the Bonds on the Professional Securities Market, provided that, if at any time the Issuer determines that it is unable to list or can no longer reasonably comply with the requirements for listing the Bonds on the Professional Securities Market, or if maintenance of such listing becomes unduly onerous, it will not be required to obtain or maintain a listing of the Bonds on the Professional Securities Market and will use all reasonable endeavours to obtain and maintain a listing of such Bonds on another Recognized Stock Exchange.

6.	NOTICES RELATING TO THE CONVERSION RIGHT

6.1	Notice of adjustment

6.1.1	If the Initial Conversion Price is to be adjusted, the Issuer shall:

(a)
as soon as reasonably practicable notify in writing the Trustee and each of the Agents of particulars of the event giving rise to the adjustment, the Initial Conversion Price after the adjustment, the date on which the adjustment takes effect and such other information as the Trustee may reasonably require (including confirmation of the Current Market Price data on which the calculation is based and a summary of the calculation, if applicable); and

(b)
promptly after the adjustment takes effect, give notice to the Bondholders and the Trustee stating that the Initial Conversion Price has been adjusted and setting out the Initial Conversion Price in effect before the adjustment, the adjusted Initial Conversion Price and the effective date of the adjustment.

6.1.2
Subject to the provisions of Conditions 7.2.12, 7.2.13 and 7.2.14, prior to effecting or permitting any Corporate Action which would require an adjustment to the Initial Conversion Price pursuant to Condition 7.2, the Issuer will obtain any necessary approval from the TSX, the NYSE and any other Relevant Stock Exchange for such adjustment to the Initial Conversion Price and for any required additional listing of Reference Stock and other Securities issuable upon exercise of Conversion Rights of Bonds then Outstanding.

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7.	ADJUSTMENTS TO THE INITIAL CONVERSION PRICE

7.1	The Initial Conversion Price shall be subject to adjustment in certain events occurring after the Closing Date in the manner set out in Condition 7 (Conversion of Bonds).

7.2	Neither the Trustee nor the Agents shall be responsible or liable to the Bondholders or any person for:

7.2.1
any failure or delay of the Issuer to make any cash payment or to issue, transfer or deliver any Common Shares or other securities or property upon the surrender of any Bond for the purposes of Conversion; or

7.2.2	any failure or delay of the Issuer to comply with any of its covenants in relation to conversion as set out in this Clause 7 and Condition 7 (Conversion of Bonds).

7.3
All calculations under the Conditions, this Trust Deed and the Agency Agreement shall be performed by the Issuer or any other person so nominated or authorised by the Issuer. Neither the Trustee nor the Agents shall be liable in any respect for the accuracy or inaccuracy in any mathematical calculation or formula under the Conditions, the Agency Agreement or this Trust Deed, whether by the Issuer, its Auditor or any other person so nominated or authorised by the Issuer for the purposes of the Conditions, the Agency Agreement or this Trust Deed.

7.4
If any Bondholder shall notify the Issuer that it has any reasonable doubts as to the appropriate adjustment to the Initial Conversion Price and such Bondholder is unable to resolve such reasonable doubts after consulting with the Issuer, the Issuer shall notify the Trustee thereof in accordance with Condition 17, and the Issuer shall at its own expense and at the request of the Trustee (acting on the instructions of the relevant Bondholder and having been indemnified and/or secured and/or prefunded to its satisfaction in respect thereof by such Bondholder) and as soon as practicable, provide the Trustee with a certificate signed by two of its Authorised Officers setting out the method by which the adjustment is calculated and a certificate of a leading investment company acting as an expert, certifying the appropriate adjustment to the Initial Conversion Price and such a certificate shall be conclusive and binding on all concerned, and the Issuer shall notify all Bondholders and the Trustee thereof in accordance with Condition 17.

7.5
Neither the Trustee nor the Agents shall be under any duty or obligation to monitor whether any event or circumstance has happened or exists pursuant to Condition 7 (Conversion of Bonds) or this Clause 7 and may assume until they have received express notice in writing from the Issuer to the contrary that no such event has occurred and will not be responsible or liable to the Bondholders or any other person for any loss arising from any such assumption or failure by any of them to monitor so.

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8.	APPLICATION OF MONIES RECEIVED BY THE TRUSTEE

8.1	Declaration of Trust

All monies received by the Trustee in respect of the Bonds or amounts payable under this Trust Deed will, despite any appropriation of all or part of them by the Issuer, be held by the Trustee in trust to apply them:

8.1.1
first, in payment or satisfaction of all invoiced costs, charges, expenses and liabilities incurred by the Trustee and the Share Trustee-Custodian (including remuneration payable to the Trustee and the Share Trustee-Custodian) in carrying out their functions under this Trust Deed;

8.1.2
secondly, in payment or satisfaction of all invoiced costs, charges, expenses and liabilities incurred by the Agents (including remuneration payable to the Agents) in carrying out their functions under the Agency Agreement;

8.1.3	thirdly, in payment of interest owing in respect of the Bonds pari passu and rateably;

8.1.4	fourthly, in payment of any principal owing in respect of the Bonds pari passu and rateably; and

8.1.5	fifthly, in payment of any other amounts owing in respect of the Bonds pari passu and rateably.

If the Trustee holds any monies in respect of Bonds which have become void under Condition 13 (Prescription), such funds shall be returned to the Issuer as soon as practicable.

8.2	Accumulation

If the amount of the moneys at any time available for payment in respect of the Bonds under Clause 8.1 is less than 10 per cent. of the principal amount of the Bonds then outstanding, the Trustee may, at its absolute discretion, invest such moneys. The Trustee may retain such investments and accumulate the resulting income until the investments and the accumulations, together with any other funds for the time being under the control of the Trustee and available for such payment, amount to at least 10 per cent. of the principal amount of the Bonds then outstanding and then such investments, accumulations and funds (after deduction of, or provision for, any applicable taxes) will be applied as specified in Clause 8.1.

8.3	Investment

Monies held by the Trustee may, in the Trustee’s absolute discretion, be invested in its name or under its control in any investments or other assets anywhere, for the time being authorised by English law for the investment by trustees of trust monies, whether or not they produce income or deposited in its name or under its control at such bank or other financial institution in such currency as the Trustee may, in its absolute discretion, think fit and the Trustee may at any time vary or transfer any of such investments for or into other such investments or convert any monies so deposited into any other currency. If that bank or institution is the Trustee or a subsidiary, holding or associated company of the Trustee, it need only account for an amount of interest calculated by reference to the rate of interest which at the relevant time would be payable by it on such a deposit to an independent customer. The Trustee may at any time vary or transpose any such investments or assets or convert any monies so deposited into any other currency, and will not be responsible for any resulting loss, whether by depreciation in value, change in exchange rates or otherwise.

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9.	GENERAL COVENANTS

So long as any Bond is outstanding, the Issuer covenants with the Trustee that it will:

9.1	General compliance

comply with, perform and observe the provisions of the Transaction Documents to which it is party;

9.2	Books of Account

keep, and use all reasonable endeavours to procure that each Restricted Subsidiary (as defined in the Conditions) keeps, proper books of account and, at any time after the occurrence of an Event of Default, or if the Trustee has reasonable grounds to believe that any such event has occurred, so far as permitted by applicable law, allow, and use reasonable commercial endeavours to procure that each Restricted Subsidiary will allow, the Trustee and anyone appointed by it to whom the Issuer has no reasonable objection access to the books of account at such place where the books of accounts are ordinarily maintained by the Issuer and each Restricted Subsidiary at all times during normal business hours on reasonable written notice;

9.3	Notice of Events of Default

notify the Trustee in writing immediately on becoming aware of the occurrence of any Event of Default and without waiting for the Trustee to take any action;

9.4	Information

so far as permitted by applicable law, give or procure to be given to the Trustee such opinions, certificates, information and evidence as it shall reasonably require and in such form as it shall reasonably require for the purpose of the discharge or exercise of the duties, trusts, powers, authorities and discretions vested in it under this Trust Deed or by operation of law;

9.5	Financial Statements, etc.

email to the Trustee annual financial statements of the Issuer and interim financial statements of the Issuer not later than the date that the Issuer is required to deliver such financial statements to Shareholders requesting same pursuant to applicable securities legislation in Canada;

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9.6	Information Material to Bondholders

email to the Trustee notices, statements, reports, circulars and other documents which the Issuer issues to the Shareholders or its creditors generally as soon as practicable (but not later than 5 days) after their date of issue to the extent that such documents are not otherwise available to the public;

9.7	Certificate of Directors or Authorised Officers

send to the Trustee, within 90 days after the end of each Fiscal Period and also within 14 days after any request by the Trustee, a certificate of the Issuer in (or translated into) the English language and signed by two Authorised Officers on behalf of the Issuer, to the effect that, having made all reasonable enquiries, to the best of the knowledge, information and belief of the Issuer, as at a date (the “Certification Date”) being not more than five days before the date of the certificate:

9.7.1
no Event of Default has occurred since the date of this Trust Deed or the Certification Date of the last such certificate (if any), whichever is the later, and is continuing as at the Certification Date or, if such an event had occurred and is continuing, giving details of it;

9.7.2	the Issuer has complied with all its obligations under this Trust Deed or, if it has not, giving details of it; and

9.7.3
to their knowledge without any inquiry, there has been no change in the laws or regulations of any applicable jurisdiction adversely affecting the conversion of the Bonds (or the Conversion Right being exercisable or, if it has not, giving details of it).

Such certificates shall be accompanied in each case by an up-to-date list of the Authorised Officers of the Issuer and each of their specimen signatures. The Trustee shall be entitled to conclusively rely upon such certificates and shall not be liable to any person for relying upon such certificates;

9.8	Notices to Bondholders

send to the Trustee, at least five days before the date of publication, a copy of the form of each notice in the English language to be given to Bondholders for approval by the Trustee and shall not, subject to complying with applicable law, be given to Bondholders without such approval, and, once given, send to the Trustee a copy of each such notice (if appropriate) complying with the requirements of the PSM.  Any approval of a notice by the Trustee shall not constitute approval for the purpose of Section 21 of the Financial Services and Markets Act 2000.  All notices shall be issued at the expense of the Issuer.  The Trustee shall have no obligation to monitor compliance with such requirements and it shall be the sole responsibility of the Issuer to ensure such compliance;

9.9	Further acts

so far as permitted by applicable law, execute all such further documents and do such further things as may be necessary in the reasonable opinion of the Trustee to give effect to this Trust Deed;

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9.10	Appointment of independent experts

pay all invoiced and properly incurred costs, expenses and charges associated with the appointment, retention and consultation of any independent expert as may be required by the Trustee under this Trust Deed following prior consultation with the Issuer (such consultation not to be unreasonably delayed or prolonged by the Issuer);

9.11	Listing of the Common Shares

9.11.1
in accordance with Condition 12.1 (Undertakings of the Issuer), use all commercially reasonable efforts to maintain or cause the maintenance of such listing of the Reference Stock issued upon conversion of the Bonds on either the TSX or the NYSE in accordance with their respective rules provided that, (i) if at any time the Issuer determines that it can no longer reasonably comply with the requirements for listing the Reference Stock on the TSX or the NYSE, or if maintenance of such listing becomes unduly onerous, it will not be required to maintain a listing of the Reference Stock on the TSX or the NYSE and, if it is no longer listed on  both the NYSE and the TSX, it will obtain and maintain a listing of such Reference Stock on another Recognized Stock Exchange, and (ii) in  connection with the completion of a merger, amalgamation, arrangement, business combination or take-over bid involving the Issuer, the Issuer shall use commercially reasonable efforts to ensure that the shares of the successor entity to the Issuer are listed on the TSX or the NYSE or another Recognized Stock Exchange and that appropriate amendments are made to the Conditions and this Trust Deed as are necessary, to the satisfaction of the Trustee, to ensure that the Bonds may be converted into shares of such successor entity, mutatis mutandis, in accordance with and subject to the Conditions as so amended; and

9.11.2
give notice in writing to the Bondholders and the Trustee in the event that (i) any listing of the Common Shares on any Relevant Stock Exchange is withdrawn or suspended for any reason or (ii) any governmental or regulatory agency or any stock exchange on which the Common Shares are listed issues a public statement or announcement that is materially adverse to the Issuer, in each case together with a certificate in English language executed by one or more Directors or Authorised Officers of the Issuer which shall contain in detail the reasons for such withdrawal or suspension.

9.12	Change in Agents

give at least 14 days’ prior notice to the Bondholders of any future appointment, resignation or removal of any Agent or of any change by any Agent of its Specified Office and not make any such appointment or removal without the Trustee’s prior written approval;

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9.13	Notices to Trustee

provide to the Trustee in English and in writing all notices to be given to the Trustee under this Trust Deed and the Conditions and deliver all notices to the Bondholders in accordance with Condition 17 (Notices);

9.14	Filing, registration and reporting

duly and punctually comply with or procure compliance in all material respects with all filing, registration, reporting and similar requirements required in accordance with applicable laws and regulations of Canada, the United States of America and the United Kingdom (as applicable) from time to time relating in any manner whatsoever to this Trust Deed and the Bonds;

9.15	Consents, approvals and authorisations

except as otherwise provided in this Trust Deed or the Conditions, obtain, comply with and do all that is necessary to maintain in full force and effect any governmental or regulatory consents, approval, authorisation, resolution, license or exemption required by it directly in relation to this Trust Deed and the Bonds;

9.16	Early redemption

give to the Trustee notice and details of any proposed early redemption pursuant to Condition 8 (Redemption and Purchase);

9.17	Notification of satisfaction of Conversion Rights

notify the Trustee promptly when any Conversion Right has been duly exercised and discharged of that fact and of the identifying numbers of the Bonds in respect of which such Conversion Right has been duly exercised and discharged;

9.18	Notification upon Change of Control

promptly upon the occurrence of a Change of Control, give notice thereof to the Trustee and otherwise comply with Condition 8 (Redemption and Purchase);

9.19	Bonds held by Issuer etc.

send to the Trustee as soon as reasonably practicable after being so requested by the Trustee, solely for the purpose of determining how many Bonds are outstanding, a certificate of the Issuer signed by an Authorised Officer stating the number of Bonds held at the date of such certificate by or on behalf of the Issuer or its Subsidiaries;

9.20	Principal Paying, Transfer and Conversion Agent and Conversion Agent Specified Offices

ensure that it maintains or appoints, as the case may be, a Principal Paying, Transfer and Conversion Agent and Conversion Agent having Specified Offices in an EU member state that will not be required to withhold or deduct tax pursuant to the Savings Directive;

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9.21	PSM requirements

ensure for so long as the Bonds are listed on the PSM and the rules of the PSM so require, that the Issuer shall appoint and maintain a paying agent in London, where the Bonds may be presented or surrendered for payment or redemption, in the event that the Global Bond is exchanged for Bonds in definitive form in the circumstances set out above. In addition, in the event that the Global Bond is exchanged for Bonds in definitive form in the circumstances set out above, announcement of such exchange shall be made through the PSM and such announcement will include all material information with respect to the delivery of the Bonds in definitive form and such notifications shall also be published in accordance with Condition 17 (Notices); and

9.22	Opinions

prior to making any modification or amendment or supplement to this Trust Deed or, upon the request of the Trustee, procure the delivery of one or more legal opinions as to English and any other relevant law, addressed to the Trustee, dated the date of such modification or amendment or supplement, as the case may be, and in form and substance acceptable to the Trustee from legal advisers acceptable to the Trustee.

10.	SUBORDINATION OF THE BONDS

In order to give effect to Condition 2.2 (Subordination), the Trustee shall on or about the date of this Trust Deed, on behalf of the Bondholders, execute a Confirmation of Subordination Agreement between the Issuer, Canadian Imperial Bank of Commerce as Collateral Agent (as defined therein) and the Trustee (the “Subordination Agreement”) (in the form of Schedule 6 of this Trust Deed) undertaking, inter alia that:

(a)
the Trustee shall not agree to amend the terms of Condition 2.2 without the prior written consent of the Collateral Agent for and on behalf of the Senior Creditors (as defined in the Subordination Agreement); and

(b)
the Trustee shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Agreements (as defined in the Subordination Agreement)  or the Security Documents (as defined in the Subordination Agreement), or the relative priority of the Security (as defined in the Subordination Agreement). (the "Undertakings").

Such Subordination Agreement shall, as regards the rights of the Bondholders and the rights and duties of the Trustee, be conclusive and binding on the Issuer, the Trustee and the Bondholders. To the extent any such Undertaking conflicts with an obligation of the Trustee under these presents, such Undertaking shall prevail over such obligation and the Trustee shall be fully protected and exonerated from any claims or liability, including without limitation any claim for breach of trust, brought as a result of the Trustee giving such Undertakings in accordance with this Clause 10 or failing to give effect to an obligation under these presents that conflicts with such Undertaking.

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11.	REMUNERATION AND INDEMNIFICATION OF THE TRUSTEE

11.1	Normal remuneration

So long as any Bond is outstanding the Issuer will pay the Trustee as remuneration for its services as Trustee such sum on such dates in each case as they may from time to time agree in writing, which sums, for the avoidance of doubt, shall be paid (other than taxes payable on the income of the Trustee) free and clear of deduction, withholding, set-off or counter claim on account of taxation. Such remuneration will accrue from day to day from the date of this Trust Deed and shall be payable in priority to payments to the Bondholders.

11.2	Extra remuneration

If an Event of Default shall have occurred and is continuing, the Trustee shall be entitled to be paid additional remuneration calculated at its normal hourly rates in force from time to time.  In any other case, if the Trustee finds it expedient or necessary in the interests of the Bondholders or is requested by the Issuer to undertake duties which they both agree to be of an exceptional nature or otherwise outside the scope of the Trustee’s normal duties under this Trust Deed, the Issuer will pay such additional remuneration as they may agree (which may be calculated by reference to the Trustee’s normal hourly rates in force from time to time) or, failing agreement as to any of the matters in this Clause 11.2 (or as to such sums referred to in Clause 11.1 (Normal remuneration)), as determined by a financial institution (acting as an expert) selected by the Trustee and approved by the Issuer or, failing such approval, nominated by the President for the time being of the Law Society of England and Wales. The expenses involved in such nomination and such financial institution’s fee will be paid by the Issuer, which sums, for the avoidance of doubt, shall be paid free and clear of deduction and withholding on account of taxation. The determination of such financial institution will be conclusive and binding on the Issuer, the Trustee and the Bondholders.

11.3	Expenses

The Issuer will on demand by the Trustee or the Share Trustee-Custodian pay or discharge all invoiced costs, charges, liabilities and expenses properly incurred by the Trustee or the Share Trustee-Custodian, as the case may be (including legal fees), in the preparation and execution of this Trust Deed and the performance of its functions under, and in any other manner in relation to, this Trust Deed and the Conditions including, but not limited to, invoiced and properly incurred expenses seeking legal or financial advice to discharge its duties in accordance with the Conditions, invoiced and properly incurred legal and travelling expenses and any stamp, documentary or other taxes or duties paid or payable by the Trustee or the Share Trustee-Custodian, as the case may be, in connection with any action or legal proceedings properly brought or contemplated by the Trustee or the Share Trustee-Custodian, as the case may be, against the Issuer to enforce any provision of this Trust Deed, the Conditions or the Bonds. Such invoiced costs, charges, liabilities and expenses will:

11.3.1
in the case of payments made by the Trustee or the Share Trustee-Custodian, as the case may be, before such demand carry interest from the date falling two Business Days after the date of such demand at the rate of two per cent. per annum over the base rate of Barclays Bank plc on the date on which the Trustee or the Share Trustee-Custodian, as the case may be, made such payments; and

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11.3.2	in other cases carry interest at such rate from 30 days after the date of the demand or (where the demand specifies that payment is to be made on an earlier date) from such earlier date.

11.4	Indemnity

Subject to Clause 13, the Issuer will indemnify the Trustee and the Share Trustee-Custodian in respect of all legal fees incurred by them in respect of the preparation and execution of this Trust Deed, all liabilities and expenses paid or incurred by them or by anyone appointed by them or to whom any of their functions may be delegated by them in the carrying out of their functions and against any loss (other than loss of profits), liability, cost, claim, action, demand or expense (including, but not limited to, all invoiced costs, charges and expenses paid or properly incurred in disputing or defending any of the foregoing) which any of them may pay or incur or which may be made against any of them arising out of or in relation to or in connection with, their appointment or the exercise of their functions except such as may result from their wilful misconduct, gross negligence or fraud or that of their directors, officers and employees or any of them. The Contracts (Rights of Third Parties) Act 1999 applies solely to this Clause 11.4.

All payments by the Issuer under this Clause 11.4 will be made without withholding or deduction for any taxes, duties, or other charges of whatever nature imposed, levied, collected, withheld or assessed by any jurisdiction or any political subdivision or authority thereof or therein having power to tax. If any withholding or deduction is required by law in respect of payments made by the Issuer to the Trustee and the Share Trustee-Custodian under this Clause 11.4, the Issuer shall pay additional amounts as may be necessary in order that the net amounts received by the Trustee or the Share Trustee-Custodian, as the case may be, after such deduction or withholding shall equal the amounts which would have been receivable by the Trustee or the Share Trustee-Custodian, as the case may be, had no such deduction or withholding been required.

11.5	Continuing effect

Clauses 11.3 (Expenses), 11.4 (Indemnity), this Clause 11.5, 12.31 (No liability for losses) and 21 (Currency Indemnity) will continue in full force and effect as regards each of the Trustee and the Share Trustee-Custodian even if it no longer is Trustee under this Trust Deed or Share Trustee-Custodian under this Trust Deed, as the case may be, or the Bonds are no longer outstanding or this Trust Deed has been discharged.

12.	PROVISIONS SUPPLEMENTAL TO TRUSTEE ACTS

By way of supplement to the Trustee Acts it is expressly declared as follows:

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12.1	Advice

The Trustee and the Share Trustee-Custodian may conclusively rely, and shall not be liable for acting or refraining from acting, upon the direction, opinion or advice of, or information obtained (whether by the Trustee, the Share Trustee-Custodian, the Issuer or any Agent or any other person) from, any lawyer, bank, auditor, valuer or any other expert, whether obtained by or addressed to the Issuer, the Trustee, and the Share Trustee-Custodian, the Agents or otherwise, and, notwithstanding any monetary or other limit on liability in respect thereof, the Trustee and the Share Trustee-Custodian will not be responsible to anyone for any loss occasioned by so acting or refraining from acting.

Any such direction, opinion, advice or information may be sent or obtained by letter, fax or electronic mail and the Trustee and the Share Trustee-Custodian will not be liable to anyone for acting or refraining from acting on any direction, opinion, advice or information purporting to be conveyed by such means, notwithstanding any monetary or other limit on liability in relation to such person’s opinion or advice and even if it contains some error or is not authentic.

12.2	Trustee to assume due performance

The Trustee need not notify anyone of the execution of this Trust Deed or do anything to find out if an Event of Default has occurred. Until it has actual knowledge or express notice in writing from the Issuer to the contrary, the Trustee may assume that no such event has occurred and that the Issuer is performing all its obligations under this Trust Deed and the Bonds and no event has happened as a consequence of which any of the Bonds may become repayable.

12.3	Resolutions of Bondholders

Neither the Trustee nor the Share Trustee-Custodian will be responsible for having acted upon a resolution in writing purporting to have been signed by the requisite Bondholders or upon a resolution purporting to have been passed at a meeting of Bondholders in respect of which minutes have been made and signed even if it is later found that there was a defect in the constitution of the meeting or the passing of the resolution or that the resolution was not valid or binding on the Bondholders.

12.4	Certificate signed by Authorised Officers

If the Trustee, in the exercise of its functions, requires to be satisfied or to have information as to any fact or the expediency of any act, it may call for and accept as sufficient evidence of that fact or the expediency of that act a certificate signed by two Authorised Officers of the Issuer as to that fact or to the effect that, in their opinion, that act is expedient and the Trustee need not call for further evidence and will not be responsible for any loss occasioned by acting on such a certificate.

12.5	Deposit of documents

The Trustee and the Share Trustee-Custodian may deposit this Trust Deed and any other documents prepared in connection with the issue of the Bonds on any terms in any part of the world with any custodian, bank or entity whose business includes undertaking the safe custody of documents or with any lawyer or firm of lawyers believed by the Trustee to be of good repute and may pay all sums due in respect thereof.

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12.6	Discretion

Save as expressly provided in this Trust Deed, the Trustee shall have absolute and uncontrolled discretion as to the exercise or non-exercise of its functions and will not be responsible for any loss, liability, cost, claim, action, demand, expense or inconvenience which may result from their exercise or non-exercise. Whenever in this Trust Deed, the Agency Agreement or by law, the Trustee shall have discretion or permissive power it may decline to exercise the same in the absence of approval by the Bondholders and need not exercise the same unless it has been indemnified, prefunded and/or provided with security to its satisfaction.

12.7	Agents

The Trustee and the Share Trustee-Custodian, subject to the Issuer’s consent, may, in the conduct of the trusts of this Trust Deed, instead of acting personally, employ and pay an agent selected by it (whether being a lawyer or other professional person), to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Trustee or the Share Trustee-Custodian, as applicable, in connection with this Trust Deed (including the receipt and payment of money). The Trustee and the Share Trustee-Custodian shall not be responsible to anyone for any misconduct or omission by any such agent or be bound to supervise the proceedings or acts of any such agent, provided that the Trustee or the Share Trustee-Custodian, as applicable, has complied with this clause and has exercised reasonable care in the selection of such agent.

12.8	Delegation

The Trustee and the Share Trustee-Custodian, subject to the Issuer’s consent, may delegate to any person on any terms (including power to delegate) all or any of its functions. The Trustee and the Share Trustee-Custodian will not have any obligation to supervise such delegate or be responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default by any such delegate, provided that the Trustee or the Share Trustee-Custodian, as applicable, has complied with this clause and has exercised reasonable care in the selection of such delegate.

12.9	Nominees

In relation to any asset held by it under this Trust Deed, the Trustee and the Share Trustee-Custodian, subject to the Issuer’s consent, may appoint any person to act as its nominee on any terms. The Trustee and the Share Trustee-Custodian will not be responsible to anyone for any misconduct or omission by any such nominee so employed by it or be bound to supervise the proceedings or acts of any such nominee, provided that the Trustee or the Share Trustee-Custodian, as applicable, has exercised reasonable care in the selection of such nominee.

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12.10	Confidentiality

Unless ordered to do so by a court of competent jurisdiction the Trustee and the Share Trustee-Custodian shall not be required to disclose to any Bondholder any confidential financial or other information made available to the Trustee or the Share Trustee-Custodian, as applicable, by the Issuer or any other person in connection with the trusts of this Trust Deed and no Bondholder shall be entitled to take any action to obtain from the Trustee and the Share Trustee-Custodian any such information.

12.11	Determinations conclusive

As between themselves and the Bondholders, the Trustee and the Share Trustee-Custodian may determine all questions and doubts arising in relation to any of the provisions of this Trust Deed, as applicable. Such determinations, whether made upon such a question actually raised or implied in the acts or proceedings of the Trustee or the Share Trustee-Custodian, as applicable, will be conclusive in the absence of manifest error and shall bind the Trustee and the Share Trustee-Custodian and the Bondholders.

12.12	Events of default

The Trustee may determine in its absolute discretion whether or not an Event of Default is in its opinion capable of remedy and/or materially prejudicial to the interests of the Bondholders. Any such determination will be conclusive and binding on the Issuer and the Bondholders.

12.13	Payment for Bonds

Neither the Trustee nor the Share Trustee-Custodian will be responsible for the receipt or application by the Issuer of the proceeds of the issue of the Bonds or the delivery of definitive bonds (if any) to the persons entitled to them.

12.14	Bonds held by the Issuer or its Subsidiaries

In the absence of express written notice to the contrary, the Trustee may assume without enquiry (other than requesting a certificate of the Issuer under Clause 9.19) that no Bonds are for the time being held beneficially by or on behalf of the Issuer or any Subsidiary of the Issuer.

12.15	Conversion

Neither the Trustee nor the Share Trustee-Custodian shall have any duty or responsibility to determine whether facts exist which may require an adjustment of the Conversion Price or Initial Conversion Price or to determine the nature or extent of any such adjustment when made or the method used or to be used in making it and shall incur no liability for any failure to do so.

12.16	The Common Shares

Neither the Trustee nor the Share Trustee-Custodian shall have any duty or responsibility at any time to determine the validity or value (or the kind or amount) of the Common Shares or any other property which may at any time be issued or delivered on the conversion of any Bond or the sale or other disposal of any Common Shares. The Trustee and the Share Trustee-Custodian shall not be responsible for any failure of the Issuer to make available or deliver any Common Shares, share certificates or any other securities or property or make any payment on the exercise of any Conversion Right.

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12.17	Responsibility

12.17.1
The Trustee and the Share Trustee-Custodian assume no responsibility for the correctness of any representation or warranty given by any person in this Trust Deed, nor shall the Trustee or the Share Trustee-Custodian by the execution of this Trust Deed be deemed to make any representation as to the validity, sufficiency or enforceability of this Trust Deed or any part thereof;

12.17.2
The Trustee and the Share Trustee-Custodian shall not be responsible for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of this Trust Deed or the Bonds or any other document relating or expressed to be supplemental thereto and shall not be liable for any failure to obtain any licence, consent or other authority for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of this Trust Deed or the Bonds or any other document relating or expressed to be supplemental thereto; and

12.17.3
The Trustee and the Share Trustee-Custodian shall not be responsible for, or for investigation of any matter which is the subject of, any recital, statement, representation, warranty or covenant of any person other than the Trustee or the Share Trustee-Custodian, as applicable, contained in this Trust Deed or any other agreement or document relating to the transactions contemplated in this Trust Deed or under such other agreement or document.

12.18	Action by the Trustee and the Share Trustee-Custodian

Notwithstanding anything else contained in this Trust Deed the Trustee and the Share Trustee-Custodian shall not be required to take any step, proceeding or action if such step, proceeding or action would require the Trustee or the Share Trustee-Custodian, as applicable, to incur any expenditure or other financial liability or risk its own funds (including obtaining any advice which it might otherwise have thought appropriate to obtain) unless it shall have been indemnified, prefunded and/or provided with security to its satisfaction. The Trustee shall not be under any obligation to take step, action or proceedings against the Issuer to enforce payment of the Bonds after the Bonds have become due and payable unless it shall have been indemnified, prefunded and/or secured to its satisfaction.

12.19	Bonds and documents

The Trustee shall not be liable to the Issuer or any Bondholder if it has accepted as valid or has not rejected any definitive Bond (if any) purporting to be such and subsequently found to be forged or not authentic nor shall it be liable for any action taken or omitted to be taken in reliance on any document, certificate or communication believed by it to be genuine and to have been presented or signed by the proper parties, including, for the avoidance of doubt, the Registrar.

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12.20	Trustee’s Funds

Nothing herein shall be construed to require the Trustee or the Share Trustee-Custodian to expend or risk its own funds or otherwise incur any financial liability in the discharge of its duties and responsibilities hereunder except for any liability established in accordance with this Trust Deed.

12.21	Transactions with Issuer

Nothing herein shall prevent the Trustee or the Share Trustee-Custodian from entering into financial transactions with the Issuer or its Subsidiaries and it shall not be under any obligation to account to the Bondholders with respect to any profits derived therefrom.

12.22	Interests of Bondholders

In connection with the exercise of its powers, trusts, authorities or discretions (including, but not limited to, those in relation to any proposed modifications, waiver or authorisation of any breach or proposed breach of any of the Conditions or any of the provisions of this Trust Deed), the Trustee and the Share Trustee-Custodian shall have regard to the general interests of the Bondholders as a class and shall not have regard to any interest arising from circumstances particular to individual Bondholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of such exercise for individual Bondholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or otherwise to the tax consequences thereof and the Trustee or the Share Trustee-Custodian, as applicable, shall not be entitled to require from the Issuer, nor shall any Bondholder be entitled to claim from the Issuer or the Trustee, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders except to the extent provided for in Condition 10 (Taxation) or in any undertakings given in addition thereto or in substitution therefor pursuant to this Trust Deed.

12.23	Action Contrary to Law

The Trustee and the Share Trustee-Custodian may refrain from doing anything in any jurisdiction if doing the relevant thing in that jurisdiction would, in its opinion based upon legal advice in the relevant jurisdiction, be contrary to any law of that jurisdiction, or would otherwise render it liable to any person in that jurisdiction or if, in its opinion based upon such legal advice, it would not have power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power.

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12.24	Reliance on information

The Trustee and the Share Trustee-Custodian may conclusively rely, as to the truth of the statements, the accuracy of any mathematical calculations and the correctness of the opinions expressed therein, upon any statements, certificates or opinions furnished to the Trustee and/or the Share Trustee-Custodian, as applicable, and conforming to the requirements of this Trust Deed.

12.25	Not responsible for error of judgement

The Trustee shall not be liable for any error of judgement made reasonably by a responsible officer or responsible officers of the Trustee.

12.26	Trustee Act 2000

For the avoidance of doubt, the Trustee may retain or invest in securities payable to bearer without appointing a person to act as custodian.

12.27	Compliance

The Conditions shall be binding on the Issuer and the Bondholders. The Trustee shall be entitled to enforce the obligations of the Issuer under the Bonds and the Conditions as if the same were set out and contained in this Trust Deed which shall be read and construed as one document with the Bonds. The provisions contained in Schedule 4 (Provisions for meetings of Bondholders) shall have effect in the same manner as if herein set forth.

12.28	No obligation to monitor

The Trustee shall be under no obligation to monitor or supervise the functions of any other person under the Bonds or any other agreement or document relating to the transactions herein or therein contemplated and shall be entitled, in the absence of actual knowledge of a breach of obligation, to assume that each such person is properly performing and complying with its obligations.

12.29	Document requests

The Trustee shall not be responsible to any person for failing to request, require or receive any legal opinion relating to the Bonds, or translations of documents, circulars, notices and statements provided by the Issuer pursuant to this Trust Deed, or for checking or commenting upon the content of any such legal opinion or document, circular, notice or statement and shall not be responsible for any liability incurred thereby.

12.30	Satisfaction as to indemnity

The Trustee and the Share Trustee-Custodian shall not be bound to take any action in connection with this Trust Deed or any obligations arising pursuant thereto, including, without prejudice to the generality of the foregoing, forming any opinion or employing any financial adviser, where it is not satisfied that the Issuer will be able to indemnify and/or secure and/or prefund it against all liabilities which may be incurred in connection with such action and may demand prior to taking any such action that there be paid to it in advance such sums as it reasonably considers (without prejudice to any further demand) shall be sufficient so to indemnify it and on such demand being made the Issuer shall be obliged to make payment of all such sums in full.

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12.31	No liability for losses

Notwithstanding any provision of this Trust Deed to the contrary, the Trustee and the Share Trustee-Custodian shall not be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), whether or not foreseeable, even if it has been advised of the likelihood of any such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

12.32	Retention of lawyers

The Trustee and the Share Trustee-Custodian may, when they deem necessary, engage competent lawyers or other experts and obtain advice from them, and rely on any advice so obtained and shall be protected and shall incur no liability whatsoever in respect of any action taken or omitted to be taken in accordance with such advice, save where the same results from the gross negligence, wilful misconduct or fraud of the Trustee and/or the Share Trustee-Custodian, as applicable, in the selection of such lawyers or other experts. The Issuer shall bear any reasonable expenses properly incurred by the Trustee and/or the Share Trustee-Custodian, as applicable, in engaging any such lawyer or other experts as aforesaid. Any advice may be sent or obtained by letter, telegram, facsimile, email, cable or similar form of electronic communication and the Trustee and the Share Trustee-Custodian shall not be liable for acting on any such advice although the same shall contain some error or shall not be authentic provided such error or lack of authenticity is not manifest.

12.33	No liability under certain conditions

In no event shall the Trustee and the Share Trustee-Custodian be liable for any failure or delay in the performance of its obligations hereunder because of circumstances beyond the control of the Trustee or the Share Trustee-Custodian, as applicable, including, but not limited to, acts of God, flood, war (whether declared or undeclared), terrorism, fire, riot, embargo, labour dispute, any laws, ordinances, regulations or the like which restrict or prohibit the providing of the services or the performance of obligations by the Trustee and the Share Trustee-Custodian contemplated by this Trust Deed, inability to obtain or the failure of equipment, or interruption of communications or computer facilities, and other causes beyond the control of the Trustee or the Share Trustee-Custodian, as applicable, whether or not of the same class or kind as specifically named above.

12.34	Assumption of genuine instructions

The Trustee and the Share Trustee-Custodian may rely upon and shall not be liable for acting or refraining from acting upon any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties. The Trustee and the Share Trustee-Custodian shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document.

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12.35	Reliance on certificates

Any certificate or report of the Auditor or any other person called for by or provided to the Trustee (whether or not addressed to the Trustee) in accordance with or for the purposes of this Trust Deed may be relied upon by the Trustee as sufficient evidence of the facts stated therein notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee in connection therewith contains a monetary or other limit on the liability of the Auditor or such other person in respect thereof and notwithstanding that the scope and/or basis of such certificate or report may be limited by any engagement or similar letter or by the terms of the certificate or report itself.

13.	TRUSTEE LIABLE FOR NEGLIGENCE

The duty of care that applies to a trustee under section 1 of the Trustee Act 2000 shall not apply to the Trustee and the Share Trustee-Custodian provided that, if the Trustee or the Share Trustee-Custodian, as applicable, fails to show the degree of care and diligence required of it as trustee having regard to the provisions hereof or indulges in gross negligence, fraud or wilful misconduct, nothing in this Trust Deed shall relieve or indemnify it from or against any liability which by any rule of law would otherwise attach to it in respect of any gross negligence, fraud or wilful default of which it may be guilty in relation to its duties under this Trust Deed.

14.	WAIVER AND PROOF OF DEFAULT

14.1	Waiver

The Trustee may (but shall not be in any way obligated to), without the consent of the Bondholders and without prejudice to its rights in respect of any subsequent breach, from time to time and at any time, if in its opinion the interests of the Bondholders shall not be materially prejudiced thereby, waive or authorise any breach or proposed breach by the Issuer of the covenants or provisions contained in this Trust Deed or the Conditions or determine that an Event of Default shall not be treated as such provided that the Trustee will not do so in contravention of an express direction given by an Extraordinary Resolution or a request made pursuant to Condition 11 (Events of Default). No such direction or request will affect a previous waiver, authorisation or determination. The Trustee’s waiver or authorisation may be subject to it being indemnified, prefunded and/or secured to its satisfaction and to any other condition which the Trustee requires, including but not limited to obtaining, at the sole expense of the Issuer, advice from or an opinion of the Auditor and a certificate signed by two Authorised Officers. The Trustee shall not be liable for any loss or liability occasioned by any such modification or variation as aforesaid. Any such waiver, authorisation or determination will be binding on the Bondholders and, if the Trustee so requires, will be notified to the Bondholders as soon as practicable.

14.2	Proof of default

Proof that the Issuer has failed to pay a sum due to the holder of any one Bond will (unless the contrary be proved) be sufficient evidence that it has made the same default as regards all other Bonds which are then payable.

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14.3	Consents

Where under this Trust Deed provision is made for the giving of any consent or approval or the exercise of any discretion by the Trustee, any such consent or approval may be given and any such discretion may be exercised on such terms and conditions (if any) as the Trustee may think fit and all such consents and approvals may be given or exercised with retrospective effect. The Issuer shall observe and perform any such terms and conditions and the Trustee may at any time waive or agree a variation of such terms and conditions.

15.	TRUSTEE NOT PRECLUDED FROM ENTERING INTO CONTRACTS

The Trustee and the Share Trustee-Custodian and any other person, whether or not acting for itself, may acquire, hold or dispose of any Bond or other security (or any interest therein) of the Issuer or any other person, may enter into or be interested in any contract or transaction with any such person and may act on, or as depositary or agent for, any committee or body of holders of any securities of any such person in each case with the same rights as it would have had if the Trustee or the Share Trustee-Custodian, as applicable, were not acting as Trustee or the Share Trustee-Custodian, as applicable, and need not account for any profit.

16.	MODIFICATION OF BONDS, CONVERSION RIGHT OR THIS TRUST DEED

16.1
The Trustee may (but shall not be in any way obligated to) agree without the consent of the Bondholders to any modification to or variation of the Bonds or this Trust Deed which, in the Trustee’s sole opinion, is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law. Upon being notified of the Trustee’s agreement to such modification or variation, the Share Trustee-Custodian will execute such documentation and take such other steps as are necessary to effect such modification or variation.

16.2
The Trustee may also so agree to any modification to or variation of this Trust Deed and Bondholders’ Conversion Rights (except for those matters specified in the proviso to paragraph 16 of Schedule 4), which is in its sole opinion necessary or desirable to effect or facilitate conversion as contemplated in the Conditions (but not in respect of any other aspect of the Bondholders’ Conversion Rights) and which is not, in the Trustee’s sole opinion, materially prejudicial to the interests of the holders of the Bonds.  Upon being notified of the Trustee’s agreement to such modification or variation, the Share Trustee-Custodian will execute such documentation and take such other steps as are necessary to effect such modification or variation.

16.3	Any such modification as aforesaid in Clauses 16.1 and 16.2 shall be subject to such conditions as the Trustee may, in its sole discretion, require.

16.4
The Trustee’s agreement to such modifications may be subject to it being indemnified, prefunded and/or secured to its satisfaction and to any other condition which the Trustee requires, including but not limited to obtaining, at the sole expense of the Issuer, advice from or an opinion of any investment bank or legal or other expert and a certificate signed by two Authorised Officers. The Trustee shall be entitled to but shall not be obligated to rely on such advice. The Trustee shall not be liable for any loss or liability occasioned by any such modification or variation as aforesaid. Any such modification will be binding on the Bondholders and, if the Trustee so requires, will be notified to the Bondholders by the Issuer as soon as practicable.

EU1/ 52179183.13

16.5
The Issuer shall, upon a modification pursuant to this Clause 16 give notice to the Bondholders as soon as practicable, in accordance with Condition 17 (Notices). In connection with the foregoing, the Issuer shall provide the Trustee with, at the sole expense of the Issuer, a certificate of the Issuer certifying that the modification is for any of the above purposes and such opinions of counsel and of experts as the Trustee deems fit.

17.	APPOINTMENT, RETIREMENT AND REMOVAL OF THE TRUSTEE

17.1	Appointment

Subject as provided in Clause 17.2, the Issuer has the power of appointing new trustees but no one may be so appointed unless previously approved by an Extraordinary Resolution. A trust corporation will at all times be a Trustee and may be the sole Trustee. Any appointment of a new Trustee will be notified by the Issuer to the Bondholders as soon as practicable.

17.2	Retirement and removal

17.2.1
Any Trustee may retire at any time on giving at least 60 days advance written notice to the Issuer without giving any reason and without being responsible for any invoiced and properly incurred costs occasioned by such retirement or the appointment of a new trustee, which invoiced and  properly incurred costs shall be borne by the Issuer; or

17.2.2	The Bondholders may by Extraordinary Resolution remove any Trustee,

provided that in either case the retirement or removal of a sole trust corporation will not become effective until a trust corporation is appointed as successor Trustee. If a sole trust corporation gives notice of retirement or an Extraordinary Resolution is passed for its removal, the Issuer will use all reasonable endeavours to procure that another trust corporation be appointed as Trustee and if, after 60 days of such notice having been given the Issuer has failed to do so, the Trustee shall be entitled (at the expense of the Issuer) but not obliged to appoint another trust corporation selected by the Trustee as its successor provided that the Issuer shall approve any candidate selected by the Trustee under this Clause 17.2 in writing.

17.3	Co-Trustees

17.3.1	The Trustee may, despite Clause 17.1 (Appointment), by two days advance written notice to the Issuer appoint anyone to act as an additional Trustee jointly with the Trustee:

(a)	to conform with any legal requirement, restriction or condition in any jurisdiction in which a particular act is to be performed; or

EU1/ 52179183.13

(b)	to obtain a judgement or to enforce a judgement in any jurisdiction or any provision of this Trust Deed in any jurisdiction.

17.3.2	The Trustee may, despite Clause 17.1 (Appointment), subject to the consent in writing of the Issuer, appoint anyone to act as an additional Trustee jointly with the Trustee:

Subject to the provisions of this Trust Deed the Trustee may confer on any person so appointed such functions as it thinks fit in order to allow such person to carry on its duties in relation to this Trust Deed. The Trustee may by written notice to the Issuer and that person remove that person. At the Trustee’s request, the Issuer will forthwith do all things as may be required to perfect such appointment or removal and it irrevocably appoints the Trustee to be its attorney in its name and on its behalf to do so. The Trustee shall not be responsible for supervising any such additional trustee.

17.4	Competence of a majority of Trustees

If there are more than two Trustees the majority of them will be competent to perform the Trustee’s functions provided the majority includes a trust corporation.

17.5	Successor

Any corporation into which the Trustee or the Share Trustee-Custodian, as applicable, may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee or the Share Trustee-Custodian, as applicable, shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee or the Share Trustee-Custodian, as applicable, shall be the successor of the Trustee or the Share Trustee-Custodian, as applicable, hereunder (provided it is a trust corporation) without the execution or filing of any papers or any further act on the part of any of the parties hereto.

18.	PROVISIONS OF TRUST DEED FOR THE SOLE BENEFIT OF PARTIES AND BONDHOLDERS

Save in respect of Clause 11.4, nothing in this Trust Deed or in the Bonds, expressed or implied, shall give or be construed to give any person other than the parties hereto and their successors and the Bondholders any legal or equitable right, remedy or claim under this Trust Deed or any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their successors and of the Bondholders.

19.	RESTORATION OF RIGHTS AND ABANDONMENT OF PROCEEDINGS

In case the Trustee shall have proceeded to enforce any right of Bondholders under this Trust Deed and such proceedings shall have been discontinued or abandoned for any reason, then and in every such case, the Issuer and the Trustee, subject to any determination of the proceedings shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Issuer, the Trustee and the Bondholders shall continue as though no such proceedings had been taken.

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20.	POWERS AND REMEDIES CUMULATIVE

Except as otherwise provided in this Trust Deed, no right or remedy herein conferred upon or reserved to the Trustee, the Share Trustee-Custodian or to the Bondholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

21.	CURRENCY INDEMNITY

21.1	Currency of account and payment

U.S. dollars (the “Contractual Currency”) is the sole currency of account and payment for all sums payable by the Issuer under or in connection with this Trust Deed and the Bonds, including damages.

21.2	Extent of discharge

Any amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgement or order of a court of any jurisdiction, in the insolvency, winding-up or dissolution of the Issuer or otherwise) by the Trustee or any Bondholder in respect of any sum expressed to be due to it from the Issuer will only discharge the Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

21.3	Indemnity

If the Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under this Trust Deed or the Bonds, the Issuer will indemnify it against any loss sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any such purchase.

21.4	Indemnities separate

The indemnity in this Clause 21.4 and the indemnity in Clause 21.3 (Indemnity) constitute separate and independent obligations from the other obligations in this Trust Deed, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Trustee and/or any Bondholder and will continue in full force and effect despite any judgement, order, claim or proof for a liquidated amount in respect of any sum due under this Trust Deed and/or the Bonds or any judgement or order.

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22.	COMMUNICATIONS

Any communication shall be by letter sent by registered post or courier, email or by fax:

22.1.1	in the case of the Issuer, to it at:

Address:	Just Energy Group Inc.
6345 Dixie Road, Suite 200
Mississauga, Ontario L5T 2E6
Canada

Fax:	+1 905 564 6069

Email:	legal@justenergy.com

Attention:	General Counsel

22.1.2	in the case of the Trustee, to it at:

Address:	U.S. Bank Trustees Limited
125 Old Broad Street
London EC2N 1AR
United Kingdom

Fax:	+44 20 7365 2577

Email:	mbs.relationship.management@usbank.com

Attention:	Structured Finance Relationship Management

22.1.3	in the case of the Share Trustee-Custodian, to it at:

Address:	Elavon Financial Services Limited, UK Branch
5th Floor, 125 Old Broad Street
London EC2N 1AR
United Kingdom

Fax:	+44 20 7365 2577

Email:	mbs.relationship.management@usbank.com

Attention:	Structured Finance Relationship Management

22.1.4	The initial Agents and their initial Specified Offices are listed below:

the Principal Paying, Transfer and Conversion Agent
Address:   Elavon Financial Services
Limited, UK Branch
5th Floor, 125 Old Broad Street, London
EC2N 1AR, United Kingdom

Fax:           +44 20 7365 2577

Email:        mbs.relationship.management@usbank.com

Attention:   Structured Finance
Relationship Management

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the Registrar
Address:  Elavon Financial Services
Limited
Block E, Cherrywood Business Park,
Loughlinstown, Dublin, Ireland

Fax:           +44 20 7365 2577

Email:        mbs.relationship.management@usbank.com

Attention:    Structured Finance
Relationship Management

Communications will take effect, in the case of a letter sent by registered post, on the seventh Business Day after posting; in the case of a letter sent by courier, at the time of delivery; in the case of fax, at the time of despatch if the correct error-free transmission report is received; in the case of an email when the relevant receipt of such communication being read is given, or where no read receipt is requested by the sender, at the time of sending; provided that no delivery failure notification is received by the sender within 24 hours of sending such communication; provided that if such communication would take effect outside business hours in the place of receipt then it shall be deemed to be received on the next Business Day in the place of receipt. Any communication not by letter shall be confirmed by letter but failure to send or receive the letter of confirmation shall not invalidate the original communication.

23.	SATISFACTION AND DISCHARGE OF TRUST DEED; UNCLAIMED MONIES

23.1	Satisfaction and Discharge of Trust Deed

If at the time:

23.1.1	the Issuer has paid or caused to be paid the principal and interest (if any) on the outstanding Bonds hereunder, as and when the same shall have become due and payable, or

23.1.2
the Issuer shall have delivered to the Trustee for cancellation all the Bonds theretofore authenticated (other than the Bonds which shall have been mutilated, defaced, destroyed, lost or stolen and which shall have been replaced or paid as provided in Condition 14 (Replacement of Bonds),

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then this Trust Deed shall cease to be of further effect with respect to the Bonds (except that the obligations of the Issuer under Clauses 11 (Remuneration and Indemnification of the Trustee) and 21 (Currency Indemnity) shall survive).

23.2	Repayment of Monies Held by Agents

In connection with the satisfaction and discharge of this Trust Deed under Clause 23.1 (Satisfaction and Discharge of Trust Deed), all monies then held by any of the Agents under the provisions of the Agency Agreement shall, upon written demand of the Issuer be promptly repaid to the Trustee, and thereupon such Agent shall be released from all further liability with respect to such monies.

23.3	Return of Monies Held by Trustee or Agents

Any excess monies deposited with or paid to the Trustee, the Share Trustee-Custodian or any Agent for the payment of principal and interest (if any) on the Bonds which the Issuer, to the Trustee’s satisfaction, evidences have been paid in error and are not due to the Trustee, the Share Trustee-Custodian, such Agent or the Bondholders under this Trust Deed and the Conditions shall be repaid to or for the account of the Issuer by the Trustee, the Share Trustee-Custodian or such Agent as soon as practicable, the receipt of such repayment to be confirmed promptly in writing by or on behalf of the Issuer, and all liability of the Trustee, the Share Trustee-Custodian or such Agent with respect to such monies shall thereupon cease.

23.4	Prescription

Claims in respect of payment of principal and interest (if any) on the Bonds will be prescribed unless made within a period of six years, in the case of principal, and five years, in the case of interest (if any) as the case may be, from the relevant date of payment in respect thereof. Neither the Trustee nor the Agents shall have any responsibility, obligation or liability towards the Bondholders or any person for any amounts so prescribed.

24.	FURTHER ISSUES - SUPPLEMENTAL TRUST DEED

If the Issuer issues further securities as provided in the Conditions and the Trustee is appointed to act as trustee thereof, the Issuer shall, before their issue, execute and deliver to the Trustee a deed supplemental to this Trust Deed containing such provisions (corresponding to any of the provisions of this Trust Deed) as the Trustee may require.

25.	COMMON SHARE INTEREST PAYMENT ELECTION

25.1
Provided that no Event of Default has occurred and is continuing and all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Bonds or Common Shares are then listed), the Issuer shall have the right, from time to time, to make a Common Share Interest Payment Election in respect of any Interest Obligation by delivering a Common Share Interest Payment Election Notice to the Share Trustee-Custodian (with a copy to the Trustee and the Principal Paying, Transfer and Conversion Agent) no later than the earlier of (i) the date required by applicable law or the rules of any stock exchange on which the Bonds or Common Shares are then listed, or (ii) 30 Business Days preceding the relevant Interest Payment Date.

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25.2
Upon receipt of a Common Share Interest Payment Election Notice, the Share Trustee-Custodian shall, provided that all applicable regulatory approvals have been obtained and in accordance with this Clause 25 and such Common Share Interest Payment Election Notice, deliver Common Share Bid Requests in a form to be provided by the Issuer and satisfactory to the Share Trustee-Custodian, acting reasonably, to the investment banks, brokers or dealers identified by the Issuer, in the Issuer's absolute discretion, in the Common Share Interest Payment Election Notice. In connection with the Common Share Interest Payment Election, the Share Trustee-Custodian shall have the power to:

25.2.1	accept delivery of the Common Shares from the Issuer and process the Common Shares in accordance with the Common Share Interest Payment Election Notice;

25.2.2
accept delivery of bids with respect to, and facilitate the settlement of such sales of, such Common Shares, each as the Issuer shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Issuer in the Common Share Interest Payment Election Notice;

25.2.3
require the Agents, so far as permitted by applicable law, to act as agents of the Share Trustee-Custodian under this Trust Deed and the Bonds, in relation to a Common Share Interest Payment Election, mutatis mutandis, on the terms of the Agency Agreement (save that the Share Trustee- Custodian’s liability under any provisions thereof for the indemnification, remuneration and payment of out-of-pocket expenses of the Agents shall be limited to the amounts for the time being held by the Share Trustee-Custodian on the trusts of these presents relating to the relative Bonds and Common Share Proceeds and available for such purpose);

25.2.4	procure delivery of the Common Share Proceeds to holders of Bonds sufficient to satisfy the Interest Obligation; and

25.2.5	subject to the Share Trustee-Custodian's prior consent, perform any other action necessarily incidental thereto as directed by the Issuer in its absolute discretion.

The Common Share Interest Payment Election Notice shall direct the Share Trustee-Custodian to deliver and accept receipt only, and each Common Share Bid Request shall provide that the acceptance of any bid by the Issuer is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Issuer in lieu of fractional Common Shares, if any, equals the aggregate amount of the Interest Obligation on the Common Share Delivery Date.

25.3
The Common Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Issuer, by delivering written notice to the Share Trustee-Custodian at any time prior to the consummation of such delivery and sale of the Common Shares on the Common Share Delivery Date, to withdraw the Common Share Interest Payment Election (which shall have the effect of withdrawing each related Common Share Bid Request and terminating any Common Share Purchase Agreement), whereupon the Issuer shall be obliged to pay in cash  the Interest Obligation in respect of which the Common Share Interest Payment Election Notice has been delivered. The Share Trustee-Custodian shall be fully indemnified by the Issuer in respect of any withdrawal of a Common Share Interest Payment Election or any termination of bids or contracts for the issuance or sale of Common Shares entered into by the Share Trustee-Custodian on behalf of the Issuer.

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25.4
Any sale of Common Shares pursuant to this Clause 25 may be made to investment bankers, brokers or dealers identified by the Issuer whose bids are solicited, but all such sales with respect to a particular Common Share Interest Payment Election shall take place concurrently on the Common Share Delivery Date.

25.5
The amount received by a holder of a Bond in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Issuer elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

25.6
Provided that the aggregate proceeds of all sales of Common Shares resulting from the acceptance of such bids by the Issuer, together with the amount of any cash payment by the Issuer in lieu of any fractional Common Shares, on the Common Share Delivery Date, are equal to the related Common Share Interest Payment Election Amount in connection with any bids so accepted, the Issuer and the applicable bidders shall, not later than the Common Share Delivery Date, enter into Common Share Purchase Agreements and shall comply with all applicable securities legislation, including the securities rules and regulations of any stock exchange on which the Bonds or Common Shares are then listed. The Issuer shall pay all fees and expenses in connection with the Common Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees and expenses of the Share Trustee-Custodian.

25.7
Provided that: (i) all conditions specified in each Common Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Common Shares to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Common Share Purchase Agreement shall be ready, willing and able to perform thereunder, the Issuer shall, on the Common Share Delivery Date, deliver to the Share Trustee-Custodian the Common Shares to be delivered for settlement on such date, an amount in cash equal to the value of any fractional Common Shares and a certificate of the Issuer signed by two Authorised Officers on behalf of the Issuer, upon which the Share Trustee-Custodian may act and rely absolutely without further inquiry, to the effect that all conditions precedent to such sales, including those set forth in this Trust Deed and in each Common Share Purchase Agreement, have been satisfied. Upon such deliveries, the Share Trustee-Custodian shall deliver the Common Shares and facilitate the settlement of such sales on such Common Share Delivery Date by the delivery of the Common Shares to such purchasers against payment to the Share Trustee-Custodian in immediately available funds of the purchase price therefor in an aggregate amount equal to the Common Share Interest Payment Election Amount (less any amount attributable to any fractional Common Shares), whereupon the sole right of a holder of Bonds to receive such holder's portion of the Common Share Interest Payment Election Amount will be to receive the same from the Share Trustee-Custodian out of the proceeds of such sales of Common Shares plus any amount received by the Share Trustee-Custodian from the Issuer attributable to any fractional Common Shares (the “Common Share Proceeds”) in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Issuer in respect of the Interest Obligation.

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25.8
The Share Trustee-Custodian shall, on the Common Share Delivery Date, or as soon as practicable thereafter, deposit the Common Share Proceeds in an account established by the Issuer (and which shall be maintained by and subject to the control of the Share Trustee-Custodian) (the “Interest Account”) for such Bonds. The Share Trustee-Custodian shall hold such Common Share Proceeds (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Bonds. On the Interest Payment Date, the Share Trustee-Custodian shall procure the payment of the funds held in the Interest Account to the holders of record of the Bonds on the Interest Payment Date (less any taxes required to be deducted or withheld) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Common Share Proceeds or otherwise in excess of the Common Share Interest Payment Election Amount to the Issuer.   Neither the making of a Common Share Interest Payment Election nor the consummation of sales of Common Shares on a Common Share Delivery Date shall (i) result in the holders of the Bonds not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Common Shares in satisfaction of such Interest Obligation.  No fractional Common Shares will be issued in satisfaction of interest but in lieu thereof the Issuer will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

25.9
The Share Trustee-Custodian hereby declares and confirms that it will hold the Common Share Proceeds for the benefit of the Bondholders as bare trustee and the Bondholders will accordingly be tenants in common of such Common Share Proceeds to the extent (and not otherwise) of the Common Share Proceeds corresponding to the Interest Obligation owed to each Bondholder. For the avoidance of doubt, in acting hereunder, the Share Trustee-Custodian shall have only those duties, obligations and responsibilities expressly specified in this Trust Deed and the Conditions and, other than holding the Common Share Proceeds as bare trustee as aforesaid, does not assume any relationship of trust for or with the Bondholders, the Issuer or any other person except that any funds received by the Share Trustee-Custodian for the payment of any amount due, in accordance with the Conditions, as an Interest Obligation shall, be held by it in trust for the relevant Bondholder failing whom, the Issuer as provided in Clause 25.9 until duly paid thereto.

25.10
Notwithstanding any other provision of this Clause 25, the Share Trustee-Custodian shall not be required to take any action pursuant to this Clause 25 if such action would not be in compliance with applicable securities legislation and the rules and regulations of any stock exchange on which the Bonds or Common Shares are then listed.

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26.	ENFORCEMENT

26.1	Enforcement

Subject at all times to Condition 2.2, at any time after the Bonds have become due and repayable, the Trustee may, at its discretion and without further notice, take such steps, actions or proceedings against the Issuer as it may think fit to enforce repayment of the Bonds and to enforce the provisions of this Trust Deed, but it will not be bound to take any such steps, actions or proceedings unless (a) it shall have been so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or so directed by an Extraordinary Resolution and (b) it shall have been indemnified, prefunded and/or secured to its satisfaction. No holder of the Bonds will be entitled to proceed directly against the Issuer, unless the Trustee, having become bound to do so, fails to do so within a reasonable time period (which time period shall be not less than 60 days) and such failure is continuing and no direction inconsistent with such written request or Extraordinary Resolution has been given to the Trustee during such time period by the holders of a majority in principal amount of the outstanding Bonds.

27.	GOVERNING LAW AND JURISDICTION

27.1	Governing law

This Trust Deed, the Conditions and the Bonds, including any non-contractual obligations arising out of, or in connection with, this Trust Deed, the Conditions and the Bonds, shall be governed by and construed in accordance with English law.

27.2	Jurisdiction

The courts of England and Wales are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Trust Deed, the Conditions or the Bonds, including any non-contractual obligations arising out of, or in connection with, this Trust Deed, the Conditions or the Bonds, and accordingly any legal action or proceedings arising out of or in connection with this Trust Deed, the Conditions or the Bonds (“Proceedings”) may be brought in such courts. The Issuer irrevocably submits to the jurisdiction of such courts and waives any objections to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is for the benefit of the Trustee, the Share Trustee-Custodian and each of the Bondholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

27.3	Service of process

The Issuer irrevocably appoints Fasken Martineau LLP of 17 Hanover Square, London, W1S 1HU, UK as its authorised agent for service of process in England. Subject to applicable law, such service shall be deemed to be completed on delivery to such process agent (whether or not it is forwarded to and received by the Issuer). The Issuer will procure that, so long as any of the Bonds is outstanding, there shall be in force an appointment of such a person with an office in England with authority to accept service as aforesaid on behalf of the Issuer and, failing such appointment within 15 days after demand by or on behalf of the Trustee, the Trustee shall be entitled by notice to the Issuer (and at the cost of the Issuer) as the case may be, to appoint such person. Nothing herein shall affect the right to serve process in any other manner permitted by law.

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28.	COUNTERPARTS

This Trust Deed may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.  Delivery of counterparts may be effected by facsimile transmission or other electronic communication (including by email in portable document format (pdf)).

29.	NOTIFICATION TO THIRD PARTIES BY THE TRUSTEE

Upon the reasonable written request and at the expense of the Issuer, the Trustee shall provide notice relating to the outstanding amount of the Bonds at the time of the request to any third party in accordance with the instructions of the Issuer, provided and to the extent that the Trustee has received such information from the Principal Paying, Transfer and Conversion Agent and/or the Registrar.

Under no circumstances shall the Trustee be required to provide such information on more than one occasion in any calendar month. The Trustee will not make and shall not be deemed to have made any representation and shall bear no responsibility as to the correctness of the stated amount contained in any notice provided under this Clause 29.

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SCHEDULE 1

FORM OF DEFINITIVE BOND

Identifying Number:  [●]

JUST ENERGY GROUP INC.
(incorporated under the laws of Canada)
US$150,000,000 6.5 per cent. Convertible Bonds due 2019

The Bond or Bonds in respect of which this definitive Bond is issued, the identifying numbers of which are noted above, are in registered form and form part of a series designated as specified in the title (the “Bonds”) of Just Energy Group Inc. (the “Issuer”) and constituted by the Trust Deed referred to on the reverse hereof. The Bonds are subject to, and have the benefit of, that Trust Deed and the terms and conditions (the “Conditions”) set out on the reverse hereof.

The Issuer hereby certifies that [●] of [●] is, at the date hereof, entered in the Register as the holder of Bonds in the principal amount of US$150,000,000 (one hundred and fifty million United States dollars). For value received, the Issuer promises to pay the person who appears at the relevant time on the Register as holder of the Bonds in respect of which this definitive Bond is issued such amount or amounts as shall become due in respect of such Bonds and otherwise to comply with the Conditions.

The Bonds in respect of which this definitive Bond is issued are convertible into fully paid equity shares of the Issuer with full voting rights (“Common Shares”) of the Issuer, subject to and in accordance with the Conditions and the Trust Deed.

This definitive Bond is evidence of entitlement only. Title to the Bonds passes only on due registration on the Register and only the duly registered holder is entitled to payments on Bonds in respect of which this definitive Bond is issued.

This definitive Bond shall not be valid for any purpose until authenticated by or on behalf of the Registrar.

This definitive Bond, including any non-contractual obligations arising out of, or in connection with, this Certificate, is governed by, and shall be construed in accordance with, English law.

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IN WITNESS whereof the Issuer has caused this definitive Bond to be signed on its behalf.

Dated [●]

JUST ENERGY GROUP INC.

By:

Authorised Signatory

Certificate of Authentication

Certified that the above-named holder is at the date hereof entered in the Register as holder of the above-mentioned principal amount of Bonds with identifying numbers:

......................

......................

......................

ELAVON FINANCIAL SERVICES LIMITED

as Registrar (without recourse, warranty or liability)

By:

Authorised Signatory

By:

Authorised Signatory

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SCHEDULE 2

TERMS AND CONDITIONS OF THE BONDS

The issue of the US$150,000,000. 6.5 per cent. Convertible Bonds due 2019 (the “Bonds” which expression shall, unless otherwise indicated, include any Further Bonds) was (save in respect of any such Further Bonds) authorised by a resolution of the Board of Directors of Just Energy Group Inc. (the “Issuer”) passed on 21 January 2014.

The Bonds will be constituted by a trust deed to be dated on the Closing Date (the “Trust Deed”) between the Issuer, U.S. Bank Trustees Limited as trustee for itself and the holders (as defined below) of the Bonds (the “Trustee”, which expression shall include all persons for the time being appointed as the trustee or trustees of the Bonds under the Trust Deed) and Elavon Financial Services Limited, UK Branch as Share Trustee-Custodian (the “Share Trustee-Custodian”). The statements set out in these Terms and Conditions (the “Conditions”) are summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bonds. The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and those provisions applicable to them which will be contained in the Agency Agreement to be dated on the Closing Date (the “Agency Agreement”) relating to the Bonds between the Issuer, the Trustee and Elavon Financial Services Limited, UK Branch in its capacity as principal Paying, Transfer and Conversion Agent (the “Principal Paying, Transfer and Conversion Agent”, which expression shall include any successor as Principal Paying, Transfer and Conversion Agent under the Agency Agreement) and any other Paying, Transfer and Conversion Agents for the time being (such persons, together with the Principal Paying, Transfer and Conversion Agent, being referred to below as the “Paying, Transfer and Conversion Agents”, which expression shall include their successors as Paying, Transfer and Conversion Agents under the Agency Agreement) and any other paying, transfer and conversion agent appointed under these Conditions, and the registrar named therein (the “Registrar” which expression shall include any successor registrar under the Agency Agreement).

Copies of each of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee (being at the Closing Date at 125 Old Broad Street, London EC2N 1AR, United Kingdom), and at the specified offices of the Paying, Transfer and Conversion Agents and the Registrar.

Capitalised terms used but not defined in these Conditions shall have the meanings provided in the Trust Deed unless, in any case, the context otherwise requires or unless otherwise stated.

1.	FORM, DENOMINATION, TITLE AND STATUS

1.1	Form and Denomination

The Bonds are in registered form, serially numbered in principal amounts of US$200,000 or integral multiples thereof (an “Authorised Denomination”) without coupons attached.

A definitive bond certificate (a “Certificate”) will be issued to each Bondholder in respect of its registered holding of Bonds. Each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of bondholders which the Issuer will procure will be kept by the Registrar.

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1.2	Title

Title to the Bonds will pass by transfer and registration (as described in Conditions 5 and 4, respectively). The Issuer, the Trustee, the Registrar and any Paying, Transfer and Conversion Agents will (except as otherwise required by law or as ordered by a court of competent jurisdiction) deem and treat the registered holder of any Bond as the absolute owner thereof (whether or not it is overdue and notwithstanding any notice of ownership, trust or any interest in it or writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be held liable for so treating the holder.

1.3	Status

The Bonds constitute senior, direct, unconditional, and (subject to Condition 2.1) unsecured obligations of the Issuer and shall at all times rank pari passu and rateably without any preference among themselves. The Bonds will rank senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer and shall rank at least pari passu (other than in respect of Secured Indebtedness pursuant to Condition 2.2) with its other unsecured and unsubordinated obligations, save for such exceptions as may be provided by applicable legislation and by provisions of law that are mandatory and of general application.

2.	NEGATIVE PLEDGE AND SUBORDINATION

2.1	Negative Pledge

So long as any of the Bonds remains Outstanding, the Issuer will not, and shall procure that none of its Restricted Subsidiaries will, create or permit to subsist any Encumbrance (other than Permitted Encumbrances) upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any Indebtedness upon any Property of the Issuer or any Restricted Subsidiary, whether owned at the Closing Date or thereafter acquired unless, at the same time or prior thereto, the obligations of the Issuer under the Bonds and the Trust Deed:

(a)	in the case of Encumbrances securing Subordinated Indebtedness, are secured in priority and seniority to such Encumbrances to the satisfaction of the Trustee;

(b)	in all other cases are secured equally and rateably therewith to the satisfaction of the Trustee; or

(c)
have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

2.2	Subordination

2.2.1
The Indebtedness evidenced by any Bonds issued hereunder, including the principal thereof and interest thereon, shall be subordinate and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Condition 2.2, to the prior payment in full of all Secured Indebtedness and each Bondholder by its acceptance thereof agrees to and shall be bound by the provisions of this Condition 2.2.

2.2.2
Upon any distribution of the assets of the Issuer on any dissolution, winding up, total liquidation or reorganization of or other similar proceedings relative to the Issuer (whether in bankruptcy, insolvency or receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshalling of the assets and liabilities of the Issuer or otherwise, whether or not involving insolvency or bankruptcy):

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(a)
all Secured Indebtedness shall first be paid in full in cash, or provision made for such payment, before any payment is made on account of the principal of, premium, if any, or interest on, or other obligations in connection with the indebtedness evidenced by the Bonds; and

(b)
any payment or distribution of assets of the Issuer, whether in cash, property or securities, to which the Bondholders or the Trustee on behalf of such Bondholders would be entitled except for the provisions of this Condition 2.2, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Secured Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Secured Indebtedness may have been issued, to the extent necessary to pay all Secured Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Secured Indebtedness.

(c)
For greater certainty, and without limitation of the foregoing, the Issuer will not make any payment, and the Bondholders or the Trustee on behalf of the Bondholders will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Bonds (i) in a manner inconsistent with the terms (as they exist on the date of issue) of the Bonds, or (ii) at any time when a default permitting a holder of such Secured Indebtedness to demand payment or accelerate the maturity thereof (including for certainty, any such default which results in the automatic acceleration of the Secured Indebtedness) has occurred under the Secured Indebtedness and is continuing or the Secured Indebtedness has been accelerated, unless such Secured Indebtedness has been repaid in full; provided, however, that nothing contained in this Condition 2.2 shall in any way prohibit, restrict or prevent the Bondholders or the Trustee from filing proofs of claim in any bankruptcy, reorganisation or insolvency proceedings by or against the Issuer or its Subsidiaries.

2.2.3
Subject to the payment in full of all Secured Indebtedness, the Bondholders shall be subrogated to the rights of the holders of Secured Indebtedness to receive payments or distributions of assets of the Issuer to the extent of the application thereto of such payments or other assets which would have been received by the Bondholders but for the provisions hereof until the principal and interest on the Bonds shall be paid in full, and no such payments or distributions to the Bondholders of cash, property or securities, which otherwise would be payable or distributable to the holders of the Secured Indebtedness, shall, as between the Issuer, its creditors other than the holders of Secured Indebtedness, and the Bondholders, be deemed to be a payment by the Issuer to the holders of the Secured Indebtedness or on account of the Secured Indebtedness, it being understood that the provisions of this Condition 2.2 are and are intended solely for the purpose of defining the relative rights of the Bondholders, on the one hand, and the holders of Secured Indebtedness, on the other hand.

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2.2.4
Nothing contained in this Condition 2.2 or elsewhere in the Trust Deed or in the Bonds is intended to or shall impair, as between the Issuer, its creditors other than the holders of Secured Indebtedness, and the Bondholders, the obligation of the Issuer, which is absolute and unconditional, to pay to the Bondholders the principal of and interest on the Bonds, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Bondholders and creditors of the Issuer other than the holders of the Secured Indebtedness, nor shall anything herein or therein prevent the Trustee or the Bondholders from exercising all remedies otherwise permitted by applicable law upon default under these Conditions or the Trust Deed, subject to the rights, if any, under this Condition 2.2 of the holders of Secured Indebtedness in respect of cash, property or securities of the Issuer received upon the exercise of any such remedy.

2.2.5
Upon the maturity of any Secured Indebtedness by lapse of time, acceleration or otherwise, then all principal of, premium (if any) on, and interest (if any) on all such matured Secured Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of principal of and interest (if any) on the Bonds. In case of default with respect to any Secured Indebtedness permitting a holder of such Secured Indebtedness to demand payment or accelerate the maturity thereof (including for certainty, any such default which results in the automatic acceleration of the Secured Indebtedness), unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Bonds or otherwise) shall be made by the Issuer with respect to the principal of, and interest (if any) on, or other obligations in connection with the Bonds after the happening of such a default, and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Secured Indebtedness shall have become due and payable, shall be paid over to, the holders of the Secured Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of the Secured Indebtedness remaining unpaid have been issued until all such Secured Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Secured Indebtedness. The fact that any payment hereunder is prohibited by this Condition 2.2 shall not prevent the failure to make such payment from being an Event of Default.

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2.2.6
Nothing contained in this Condition 2.2 or elsewhere in the Trust Deed or in any of the Bonds shall affect the obligation of the Issuer to make, or prevent the Issuer from making, at any time except as prohibited by Conditions 2.2.2 and 2.2.5, any payment of principal of or interest on the Bonds. The fact that any such payment is prohibited by Condition 2.2.2 or 2.2.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Condition 2.2 or elsewhere in the Trust Deed or in any of the Bonds shall prevent, except as prohibited by Conditions 2.2.2 and 2.2.5, the application by the Trustee of any monies deposited with the Trustee hereunder for the purpose of the payment of, or on account of, the principal of and interest (if any) on the Bonds.

2.2.7
Each Bondholder by his acceptance thereof authorises and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Condition 2.2 and appoints the Trustee its attorney-in-fact for any and all such purposes. Upon request of the Issuer, and upon being furnished an Officers’ Certificate stating that one or more named persons are holders of Secured Indebtedness, or the representative or representatives of such holders, or the trustee or trustees under which any instruments evidencing such Secured Indebtedness may have been issued, and specifying the amount and nature of such Secured Indebtedness, the Trustee shall enter into a written agreement or agreements with the Issuer and the person or persons named in such Officers’ Certificate, providing that such person or persons are entitled to all the rights and benefits of this Condition 2.2 as the holder or holders, representative or representatives, or trustee or trustees of the Secured Indebtedness specified in such Officers’ Certificate and in such agreement. Such agreement shall be conclusive evidence that the indebtedness specified therein is Secured Indebtedness, however, nothing herein shall impair the rights of any holder of Secured Indebtedness who has not entered into such an agreement.

2.2.8
Notwithstanding the provisions of this Condition 2.2 or any provision in the Trust Deed or in the Bonds contained, the Trustee shall not be charged with knowledge of the existence of any Secured Indebtedness or of any default in the payment thereof or of any fact that would prohibit the making of any payment of moneys to or by the Trustee, unless and until the Trustee shall have received written notice thereof from the Issuer, any Bondholder or from the holder of any Secured Indebtedness or from the representative of any such holder.

2.2.9
The Trustee is entitled to all the rights set forth in this Condition 2.2 with respect to any Secured Indebtedness at the time held by it or for which it acts as trustee, to the same extent as any other holder of Secured Indebtedness, and nothing in these Conditions or the Trust Deed deprives the Trustee of any of its rights as such holder.

2.2.10
No right of any present or future holder of any Secured Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or by any non-compliance by the Issuer with the terms, provisions and covenants of the Trust Deed, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

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2.2.11
For greater certainty, the provisions of this Condition 2.2 are and are intended solely for the purpose of defining the relative rights of the Bondholders, on the one hand, and the holders of Secured Indebtedness, on the other hand. The rights of holders of the Convertible Subordinated Debentures and all other holders of Subordinated Indebtedness are subordinated to the Bonds.

2.2.12
For the avoidance of doubt, nothing in these Conditions should affect or prejudice the payment of any costs, expenses, fees or liabilities incurred by the Trustee in its personal capacity or the remuneration of the Trustee or the rights and remedies of the Trustee in respect thereof and in such capacity the Trustee shall rank as an unsubordinated creditor of the Issuer.

3.	DEFINITIONS

In these Conditions, unless otherwise provided:

“Accounting Principles” means GAAP.

“Additional Cash Amount” has the meaning provided in Condition 8.4.

“Additional Cash Settlement Amount” has the meaning provided in Condition 7.8.7.

“Additional Reference Stock” has the meaning provided in Condition 7.4.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of Capital Lease Obligation.

“Authorisation” has the meaning provided in Condition 7.2.12.

“business day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in both London and Toronto.

“Bondholder” and “holder” means any person in whose name a Bond is registered in the register of Bondholders.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a finance lease that would at that time be required to be capitalized on a statement of financial position prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty; provided, however, that any lease or similar arrangement that was classified as an operating lease in accordance with GAAP as in effect when the lease or similar arrangement was entered into shall not constitute a finance lease for purposes of this definition unless the lease or similar arrangement has been renewed, extended or materially amended and constituted a finance lease under GAAP as in effect at the time of and after giving effect to such renewal, extension or material amendment.

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“Capital Stock” means:

(a)	in the case of a corporation, share capital or capital stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d)	any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Settlement” has the meaning provided in Condition 7.8.7.

“Cash Settlement Amount” has the meaning provided in Condition 7.8.7.

“Cash Settlement Calculation Period” means the period of 10 consecutive dealing days commencing on the third dealing day following the Election Date.

“Cash Settlement Election” has the meaning provided in Condition 7.8.7.

“CDS” means CDS Clearing and Depository Services Inc.

“Certificate” has the meaning provided in Condition 1.1.

A “Change of Control” means the occurrence of any of the following: (a) the acquisition by any person or group of persons who are associates (as such term is defined in the Securities Act (Ontario)), or who act together in concert for such purpose, of (i) common shares or other voting securities of the Issuer to which are attached more than 50% of the votes that may be cast to elect the directors, or (ii) the ability, through operation of law or otherwise, to elect or cause the election or appointments of a majority of the directors. Where control is exercised de facto by contract or representation on the board of directors of the Issuer, any change in the foregoing relationship where a reasonable person would deem control to have been acquired as a result of such change, will constitute a Change of Control; (b) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, plan of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole to any person or group of persons acting jointly or in concert for purposes of such transaction; (c) the adoption of a plan relating to the liquidation or dissolution of the Issuer, which is not otherwise permitted under the Credit Agreement; or (d) other than for the purposes of Condition 7.2.9, the first day on which a majority of the members of the board of directors of the Issuer are not Continuing Directors.

“Change of Control Notice” has the meaning provided in Condition 7.13.

“Change of Control Offer” has the meaning provided in Condition 8.7.

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“Change of Control Offer Notice” has the meaning provided in Condition 8.7.

“Change of Control Offer Price” has the meaning provided in Condition 8.7.

“Change of Control Payment Date” has the meaning provided in Condition 8.7

Change of Control Payment Exercise Notice has the meaning provided in Condition 8.7

“Change of Control Period” means the period commencing on the occurrence of a Change of Control and ending 60 calendar days following the Change of Control or, if later, 60 calendar days following the date on which a Change of Control Notice is given to Bondholders as required by Condition 7.13 and/or a Change of Control Offer Notice, as required by Condition 8.7, is given.

“Clearing System” means any of Euroclear or Clearstream, Luxembourg, or DTC or any successor securities clearing agency or alternative clearing system as the Issuer shall designate.

“Clearstream, Luxembourg” means Clearstream Banking société anonyme Luxembourg.

“Closing Date” means 29 January 2014 or such other date for Closing as may be agreed by, among others, the Issuer and the Trustee.

“Commodity Price Protection Agreement” means, in respect of a person, any commodity futures contract, forward contract, commodity swap agreement, commodity option agreement, or other similar agreement or arrangement (including derivative agreements or arrangements) designed to protect such person against fluctuations in commodity prices and including any that are settled by physical delivery.

“Common Shares” means the common shares in the capital of the Issuer.

“Consolidated Total Assets” means, at any date of determination, the total amount of assets set forth on the consolidated statement of financial position of the Issuer as of the end of the most recently ended fiscal quarter for which financial statements are available.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of the Issuer who: (a) was a member of the board of directors of the Issuer on 12 December 2012; or (b) was nominated for election or elected to the board of directors of the Issuer with the approval of a majority of the Continuing Directors who were members of the board of directors at the time of such nomination or election.

“Conversion Date” has the meaning provided in Condition 7.8.3.

“Conversion Notice” has the meaning provided in Condition 7.8.1.

“Conversion Period” has the meaning provided in Condition 7.1.

“Conversion Price” has the meaning provided in Condition 7.3.

“Conversion Price Floor” means US$7.6540 per Common Share, as adjusted in accordance with Condition 7.2 with references to “Initial Conversion Price” in Condition 7.2 being read as references to “Conversion Price Floor” for purposes of this definition only.

“Conversion Right” has the meaning provided in Condition 7.1.

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“Convertible Subordinated Debentures” means:

(a)
the CAD$90,000,000 aggregate principal amount of 6.0% convertible unsecured subordinated debentures of Universal Energy Group Ltd. issued on 2 October 2007, as such debentures were assumed by the Issuer;

(b)	the CAD$330,000,000 aggregate principal amount of 6.0% convertible unsecured subordinated debentures of Just Energy Income Fund issued on 5 May 2010, as such debentures were assumed by the Issuer; and

(c)	the CAD$100,000,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures of the Issuer issued on 22 September 2011.

“Corporate Action” has the meaning provided in Condition 7.2.12.

“Credit Agreement” means the Fifth Amended and Restated Credit Agreement, dated as of 2 October 2013, by and among, inter alia, Just Energy Ontario L.P. and Just Energy (U.S.) Corp. as borrowers, Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions, as lenders, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more credit or debt facilities (including, without limitation, the credit facilities under the Credit Agreement), commercial paper facilities or issuance or incurrence of other Indebtedness, in each case, with banks or other lenders or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), debt securities or letters of credit (including letters of guarantee), in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time.

“Currency Exchange Protection Agreement” means, in respect of a person, any foreign exchange contract, currency swap agreement, futures contract, currency option or other similar agreement or arrangement designed to protect such person against fluctuations in currency exchange rates.

“Current Market Price” means (as calculated by the Issuer), in respect of a Common Share at a particular date, the Volume Weighted Average Price of a Common Share for a period of five consecutive Scheduled Trading Days ending on the Scheduled Trading Day immediately preceding such date; provided that if at any time during the said five-Scheduled Trading Day period the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex-any other entitlement) and during some other part of that period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement), then:

(a)
if the Reference Stock to be issued does not rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Reference Stock shall have been based on a price cum-Dividend (or cum- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Common Share as at the first date on which the Reference Stock is traded ex the relevant Dividend or other entitlement on the Relevant Stock Exchange (in any such case, determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax and disregarding any associated tax credit); or

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(b)
if the Reference Stock to be issued does rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Reference Stock shall have been based on a price ex-Dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by the amount of Dividend per Common Share (in any such case, determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax and disregarding any associated tax credit), and provided further that if on each of the said five Scheduled Trading Days the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement) in respect of a Dividend (or other entitlement) which has been declared or announced but the Reference Stock to be issued do not rank for that Dividend (or other entitlement) the Volume Weighted Average Price on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Common Share as at the first date on which the Reference Stock are traded ex-the relevant Dividend or other entitlement on the Relevant Stock Exchange (in any such case, determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax and disregarding any associated tax credit), and provided further that, if the Volume Weighted Average Price of a Common Share is not available on one or more of the said five Scheduled Trading Days (disregarding for this purpose the proviso to the definition of Volume Weighted Average Price), then the average of such Volume Weighted Average Prices which are available in that five-dealing-day period shall be used (subject to a minimum of two such prices) and if only one, or no, such Volume Weighted Average Price is available in the relevant period the Current Market Price shall be determined in good faith by an Independent Financial Adviser.

“Dividend” means any dividend or distribution to Shareholders (including a Spin-Off) whether of cash, assets or other property, and however described and whether payable out of share premium account, profits, retained earnings or any other capital or revenue reserve or account, and including a distribution or payment to holders upon or in connection with a reduction of capital (and for these purposes a distribution of assets includes without limitation an issue of Reference Stock or other Securities credited as fully or partly paid up by way of capitalisation of profits or reserves), provided that:

(a)	where:

(i)
a Dividend in cash is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the issue or delivery of Reference Stock or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a Shareholder or Shareholders be, satisfied by the payment of cash, then the Dividend in question shall be treated as a cash Dividend of an amount equal to the greater of (i) the Fair Market Value of such cash amount and (ii) the Current Market Price of such Reference Stock as at the first date on which the Reference Stock are traded ex- the relevant Dividend on the Relevant Stock Exchange or, as the case may be, the record date or other due date for establishment of entitlement in respect of the relevant capitalisation or, as the case may be, the Fair Market Value of such other property or assets as at the date of first public announcement of such Dividend or capitalisation or, in any such case, if later, the date on which the number of shares of Reference Stock (or amount of such other property or assets, as the case may be) which may be issued or delivered is determined; or

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(ii)
there shall be any issue of Reference Stock by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) where such issue is or is expressed to be in lieu of a Dividend (whether or not a cash Dividend equivalent or amount is announced or would otherwise be payable to Shareholders, whether at their election or otherwise), the Dividend in question shall be treated as a cash Dividend of an amount equal to the Current Market Price of such Reference Stock as at the first date on which the Reference Stock are traded ex- the relevant Dividend on the Relevant Stock Exchange or, as the case may be, the record date or other due date for establishment of entitlement in respect of the relevant capitalisation or, in any such case, if later, the date on which the number of shares of Reference Stock to be issued and delivered is determined;

(b)
a purchase or redemption or buy back of share capital of the Issuer by or on behalf of the Issuer or any member of the Group shall not constitute a Dividend unless, in the case of a purchase or redemption or buy back of Reference Stock by or on behalf of the Issuer or any member of the Group, the weighted average price per Common Share (before expenses) on any one day (a “Specified Share Day”) in respect of such purchases or redemptions or buy backs (translated, if not in the Relevant Currency, into the Relevant Currency at the Prevailing Rate on such day) exceeds by more than 5 per cent. the average of the closing prices of the Reference Stock on the Relevant Stock Exchange (as published by or derived from the Relevant Stock Exchange) on the five Scheduled Trading Days immediately preceding the Specified Share Day or, where an announcement (excluding, for the avoidance of doubt for these purposes, any general authority for such purchases, redemptions or buy backs approved by a general meeting of Shareholders or any notice convening such a meeting of Shareholders) has been made of the intention to purchase, redeem or buy back Reference Stock at some future date at a specified price or where a tender offer is made, on the five Scheduled Trading Days immediately preceding the date of such announcement or the date of first public announcement of such tender offer (and regardless of whether or not a price per Common Share, a minimum price per Common Share or a price range or formula for the determination thereof is or is not announced at such time), as the case may be, in which case such purchase, redemption or buy back shall be deemed to constitute a Dividend in the Relevant Currency to the extent that the aggregate price paid (before expenses) in respect of such Reference Stock purchased, redeemed or bought back by the Issuer or, as the case may be, any member of the Group (translated where appropriate into the Relevant Currency as provided above) exceeds the product of (i) 105 per cent. of the average closing price of the Reference Stock determined as aforesaid and (ii) the number of shares of Reference Stock so purchased, redeemed or bought back. Notwithstanding the foregoing, no purchase, redemption or buy back of share capital of the Issuer shall constitute a Dividend, if such purchase, redemption or buy back is made in accordance with the rules of the TSX relating to normal course issuer bids or the terms and conditions attaching to any preferred shares as the case may be.

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“DTC” means the Depository Trust Company.

“Early Redemption Amount” means the outstanding principal amount of the relevant Bonds together with applicable accrued and unpaid interest in accordance with the relevant provision of Condition 8.

“Election Date” has the meaning given to it in Condition 7.8.3.

“Encumbrance” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under personal property security legislation (or equivalent statutes) of any jurisdiction.

“Euroclear” means Euroclear Bank SA/NV.

“Extraordinary Resolution” has the meaning provided in the Trust Deed.

“Fair Market Value” means, with respect to any property on any date, the fair market value of that property determined as follows:

(a)
where such property comprises cash amounts or cash Dividends, the fair market value shall be determined in good faith by the Issuer provided that (i) the Fair Market Value of a cash Dividend shall be the amount of such cash Dividend, and (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; or

(b)
where such property comprises Securities, Spin-Off Securities, options, warrants or other rights, the fair market value shall be determined in good faith by an Independent Financial Adviser provided that (i) where Securities, Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined in good faith by an Independent Financial Adviser), the Fair Market Value (a) of such Securities or Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Securities or Spin-Off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five Scheduled Trading Days on the relevant market commencing on such date (or, if later, the first such Scheduled Trading Day such Securities, Spin-Off Securities, options, warrants or other rights are publicly traded) or such shorter period as such Securities, Spin-Off Securities, options, warrants or other rights are publicly traded, or (ii) where Securities, Spin-Off Securities, options, warrants or other rights are not publicly traded (as aforesaid), the Fair Market Value of such Securities, Spin-Off Securities, options, warrants or other rights shall be determined in good faith by an Independent Financial Adviser, on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Common Share, the dividend yield of a Common Share, the volatility of such market price, prevailing interest rates and the terms of such Securities, Spin-Off Securities, options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof.

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Such amounts shall, in the case of (a)(i) above, be translated into the Relevant Currency (if declared or paid or payable in a currency other than the Relevant Currency) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid or are entitled to be paid the cash Dividend in the Relevant Currency; and in any other case, shall be translated into the Relevant Currency (if expressed in a currency other than the Relevant Currency) at the Prevailing Rate on that date. In addition, in the case of (a)(i) and (a)(ii) above, the Fair Market Value shall be determined on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax, and disregarding any associated tax credit.

“Final Maturity Date” means 29 July 2019.

“Fixed Exchange Rate” means US$1.0000 = CAD$1.0966.

“Further Bonds” means any further Bonds issued pursuant to Condition 18 and consolidated and forming a single series with the then Outstanding Bonds.

“GAAP” means generally accepted accounting principles as in effect from time to time as set forth in the opinions and pronouncements of the Canadian Institute of Chartered Accountants (“CICA”), which shall mean for greater certainty, International Financial Reporting Standards, as issued by the International Accounting Standards Board to the extent adopted by the CICA.

“Group” means the Issuer and its Restricted Subsidiaries from time to time.

“Hedging Obligations” means, with respect to any specified person, the obligations of such person under:

(a)	Interest Rate Agreements,

(b)	Currency Exchange Protection Agreements and

(c)	Commodity Price Protection Agreements, and

in each case entered into for the purpose of managing risks in the ordinary course of business and not for speculative purposes.

“High Yield Indenture” means the indenture dated as of 12 December 2012 made between Just Energy Group Inc., the note guarantors party thereto and Computershare Trust Company of Canada in relation to the issuance of CAD$105,000,000 9.75% senior unsecured notes due 2018.

“Historical Dividend” means an amount calculated in accordance with the following formula:

where HD = the Historical Dividend;

D = CAD$ 0.84;

OICP = the Initial Conversion Price (before any adjustments pursuant to Condition 7.2); and

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ICP = the Initial Conversion Price, after the making of any adjustments required to be made up to the date of calculation pursuant to Condition 7.2 (but excluding adjustments pursuant to Conditions 7.2.2 and 7.2.9).

“Indebtedness” means with respect to any specified person, any indebtedness of such person (excluding accrued expenses and trade payables), whether or not contingent:

(a)	in respect of borrowed money;

(b)
evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) to the extent the obligation supported by any such letter of credit would otherwise constitute Indebtedness;

(c)	in respect of bankers’ acceptances;

(d)	representing Capital Lease Obligations or Attributable Debt in respect of Sale and Leaseback Transactions;

(e)
representing the balance deferred and unpaid of the purchase price of any property or services due more than six (6) months after such property is acquired or such services are completed (excluding any amounts that are payable as of the Closing Date); or

(f)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a statement of financial position of the specified person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by an Encumbrance on any asset of the specified person (whether or not such Indebtedness is assumed by the specified person) and, to the extent not otherwise included, the guarantee by the specified person of any Indebtedness of any other person.

“Independent Financial Adviser” means an independent financial institution of international repute appointed by the Issuer at its own expense and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) and, if the Issuer fails to make such appointment and such failure continues for a reasonable period (as determined by the Trustee in its sole discretion) and the Trustee is indemnified and/or prefunded and/or secured to its satisfaction against the costs, fees and expenses of such adviser appointed by the Trustee following notification to the Issuer, such adviser appointed by the Trustee.

“Initial Conversion Price” has the meaning provided in Condition 7.1.

“Intercreditor Agreement” means the fifth amended and restated intercreditor agreement dated 2 October 2013 between, inter alia, Canadian Imperial Bank of Commerce, as Collateral Agent, certain lenders, suppliers and hedge counterparties, Just Energy Ontario L.P. and Just Energy (U.S.) Corp, as borrowers under the Credit Agreement, and the Issuer and certain of its Subsidiaries as guarantors, as amended, supplemented, restated or replaced from time to time.

“Interest Payment Date” has the meaning provided in Condition 6.1.

“Interest Period” has the meaning provided in Condition 6.1.

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“Interest Rate Agreement” means, for any person, any interest rate swap agreement, interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, or other similar agreement designed to protect such person against fluctuations in interest rates.

“London Stock Exchange” means the London Stock Exchange plc.

“Market Disruption Event” means (a) a failure by the principal U.S. or Canadian national or regional securities exchange or trading system on which the Reference Stock is then listed or quoted to open for trading during its regular trading session or (b) the occurrence or existence for more than one half-hour period in the aggregate on any Scheduled Trading Day for the Reference Stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the NYSE or the TSX or otherwise) in the Reference Stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such Scheduled Trading Day.

“Maturity” means, when used with respect to any Bond, the date on which the principal of such Bond or an installment of principal becomes due and payable as therein or herein provided.

“Minimum Conversion Price” has the meaning provided in Condition 7.2.12.

“New Issue” has the meaning provided in Condition 7.2.14.

“NYSE” means the New York Stock Exchange and includes any successor thereto.

“Offering Circular” means the offering circular to be dated as soon as reasonably practical after the Closing Date prepared by the Issuer in connection with the listing of the Bonds on the PSM.

“Officers’ Certificate” means a certificate of the Issuer signed by any two (2) officers of the Issuer, one of whom shall be the president or the chief financial officer.

“Optional Redemption Date” has the meaning provided in Condition 8.2.

“Optional Redemption Notice” has the meaning provided in Condition 8.2.

“Outstanding” has the meaning given to “outstanding” in the Trust Deed.

“Permitted Encumbrances” means:

(a)
Encumbrances on assets of the Issuer or of its Restricted Subsidiaries securing Indebtedness under Credit Facilities in an aggregate principal amount not to exceed the greater of the amounts set forth in clause (1) of the definition of “Permitted Debt” in the High Yield Indenture;

(b)	Encumbrances in favour of the Issuer or any of its Restricted Subsidiaries;

(c)
Encumbrances on property of a person existing at the time such person is merged with or into, amalgamated with, consolidated with, or acquired by, the Issuer or any Subsidiary of the Issuer; provided that such Encumbrances were in existence prior to the contemplation of such merger, amalgamation, consolidation or acquisition and do not extend to any assets other than those of the person merged into, amalgamated with, consolidated with, or acquired by the Issuer or the Subsidiary;

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(d)
Encumbrances on property (including Capital Stock) existing at the time of acquisition of the property by the Issuer or any Subsidiary of the Issuer; provided that such Encumbrances were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(e)	Encumbrances to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(f)	Encumbrances existing on the Closing Date;

(g)
Encumbrances in respect of claims for unpaid wages, vacation pay, worker’s compensation, unemployment insurance premiums, pension plan contributions, employee or non-resident withholding tax source deductions, realty taxes (including utility charges and business taxes which are collectable like realty taxes), unremitted goods and services taxes, provincial sales taxes, customs duties or similar statutory obligations, but only if the obligations secured by such Encumbrances are paid before they become delinquent or they are being contested diligently and in good faith by appropriate proceedings by that person for which reasonable reserves under GAAP are maintained;

(h)
undetermined or inchoate Encumbrances, rights of distress and charges incidental to current operations which relate to obligations not yet due, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that person or they do not exceed CAD$15,000,000 in the aggregate;

(i)
Encumbrances and statutory deemed trusts for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested diligently and in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as is required under GAAP has been made therefor;

(j)
Encumbrances arising at law, such as bankers’, carriers’, warehousemen’s, landlords’, builders’, contractors’, and mechanics’ Encumbrances, and rights of set-off or similar rights as to deposit accounts, in each case, incurred in the ordinary course of business;

(k)	Encumbrances securing obligations with respect to any Treasury Management Arrangement;

(l)
subdivision agreements, development agreements, servicing agreements, utility agreements and other similar agreements with authorities affecting the development, servicing or use of real property and Encumbrances securing indemnities or other obligations under any such agreements;

(m)
survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, utility lines, communication lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such person;

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(n)
the rights of any tenant, occupant or licensee under any lease, occupancy agreement or license in respect of real property entered into in the ordinary course of business that do not interfere with any business being operated by the Issuer or any of its Restricted Subsidiaries on such real property;

(o)
Encumbrances granted by the Issuer or any of its Restricted Subsidiaries in favour of: (i) a natural gas distribution company to whom the Issuer or a Restricted Subsidiary delivers volumes of natural gas and with whom the Issuer or such Restricted Subsidiary has an agreement providing for the delivery of such natural gas by such distribution company to a customer of the Issuer or its Restricted Subsidiaries, and (ii) an electricity distribution company which delivers electricity to customers for and on behalf of the Issuer or any of its Restricted Subsidiaries and with whom the Issuer or such Restricted Subsidiary has an agreement in connection therewith;

(p)
Encumbrances in respect of operating leases entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business to the extent constituting Encumbrances under the personal property security legislation or equivalent legislation in any applicable jurisdiction;

(q)	Encumbrances arising by reason of a judgment or order that does not give rise to an Event of Default;

(r)	Encumbrances created for the benefit of (or to secure) the Bonds;

(s)
Encumbrances created by the reservations, limitations, provisos and conditions, if any, expressed in any original or subsequent grants from the Crown and any statutory limitations, exceptions, reservations and qualifications;

(t)
Encumbrances granted by the Issuer or any of its Restricted Subsidiaries in connection with participation in an unincorporated joint venture in favour of the other participants in such joint venture; provided (i) such Encumbrances are limited to the interest of the Issuer or such Restricted Subsidiary, as the case may be, in the assets or products of such joint venture and (ii) each other participant in such joint venture has given a corresponding Encumbrance on its interest in the joint venture in favour of the Issuer or such Restricted Subsidiary, as the case may be;

(u)	Encumbrances to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture; provided, however, that:

(i)
the new Encumbrance shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Encumbrance arose, could secure the original Encumbrance (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(ii)
the Indebtedness secured by the new Encumbrance is not increased to any amount greater than the sum of (xx) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (yy) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(v)	Encumbrances securing Hedging Obligations;

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(w)
Encumbrances granted in connection with Capital Lease Obligations, mortgage financings or Purchase Money Obligations of the Issuer or any of its Restricted Subsidiaries, in each case specifically encumbering the assets subject to the relevant obligation, to the extent such Indebtedness is permitted under clause (4) of the definition of “Permitted Debt” in the High Yield Indenture, and further provided such Encumbrances are not extended to any other assets of the Issuer or any of its Restricted Subsidiaries;

(x)	without duplication, Encumbrances granted by the Issuer and the Restricted Subsidiaries in accordance with the Intercreditor Agreement; and

(y)
Encumbrances securing Indebtedness of the Issuer or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed the greater of CAD$20,000,000 and 1% of Consolidated Total Assets at any one time outstanding.

In the event that a Encumbrance meets the criteria of more than one of the categories of Permitted Encumbrances described in paragraphs (a) through (y) above, the Issuer may classify, or later reclassify, such Encumbrance in whole or in part in any manner that complies with this definition, including by allocation to more than one other type of Permitted Encumbrance.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(a)
the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(b)
the Stated Maturity of such Permitted Refinancing Indebtedness is either (i) later than the Stated Maturity of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged, or (ii) more than ninety (90) days after the Final Maturity Date of the Bonds;

(c)
 such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(d)
if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is Subordinated Indebtedness, such Permitted Refinancing Indebtedness has a Stated Maturity later than the Maturity Date of the Bonds, and is subordinated in right of payment to the Bonds on terms at least as favourable to the holders of Bonds as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(e)
(i) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is Secured Indebtedness, no material additional security is granted in respect thereof; and (ii) if such Indebtedness is unsecured Indebtedness, no security is granted in respect thereof.

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“person” includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, unincorporated association, limited liability company, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity).

“Presentation Date” means a day which is or falls after the relevant due date for payment, but, if the due date for payment is not or was not a business day, is or falls after the next following such business day.

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12 noon (London time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12 noon (London time) on the immediately preceding day on which such rate can be so determined by the Issuer, or if such rate cannot be so determined by reference to the Relevant Page, the rate determined in such other manner as an Independent Financial Adviser shall prescribe.

“Professional Securities Market” means the Professional Securities Market of the London Stock Exchange.

“Property” means with respect to any person, any interest of such person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other person.

“Purchase Money Obligation” means any Indebtedness assumed as, or issued and incurred to provide funds to pay, all or part of the purchase price (which shall be deemed to include any costs of design, construction, installation or improvement) of any Property.

“Recognized Stock Exchange” means a “recognized stock exchange” for purposes the Canada Income Tax Act, R.S.C. 1985 (5th supp.) c. 1, ss. 248(1) and ss. 262(4), as amended.

“Record Date” means, in respect of a payment on the Bonds, the immediate business day prior to the due date for the relevant payment.

“Redemption Shares” has the meaning provided in Condition 8.4.

“Redemption Market Price” means, in respect of a Common Share at a particular date, the Volume Weighted Average Price of a Common Share on the Relevant Stock Exchange for a period of 20 consecutive Scheduled Trading Days prior to the 2nd Scheduled Trading Day before the Final Maturity Date.

“Reference Date” means, in relation to a Retroactive Adjustment, the date as of which the relevant Retroactive Adjustment takes effect or, in any such case, if that is not a Scheduled Trading Day, the next following Scheduled Trading Day.

“Reference Stock” means the Common Shares of the Issuer.

“Register” has the meaning provided in Condition 4.

“Relevant Currency” means Canadian dollars or, if at the relevant time or for the purposes of the relevant calculation or determination, the TSX is not the Relevant Stock Exchange, the currency in which the Reference Stock are quoted or dealt in on the Relevant Stock Exchange at such time.

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“Relevant Date” means, in respect of any Bond whichever is the later of:

(a)	the date on which payment in respect of it first becomes due; and

(b)
if the full amount payable has not been received by the Principal Paying, Transfer and Conversion Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders.

“Relevant Page” means the relevant page on Bloomberg or such other information service provider that displays the relevant information.

“Relevant Stock Exchange” means the TSX or, if at the relevant time the Reference Stock is not at that time listed and admitted to trading on the TSX, the NYSE, or, if the Reference Stock is listed on neither the TSX nor the NYSE, the principal stock exchange or securities market on which the Reference Stock is then listed, admitted to trading or quoted or accepted for dealing.

“Restricted Subsidiary” means any Subsidiary of the Issuer (or, where applicable, another person) that is not an Unrestricted Subsidiary.

“Retroactive Adjustment” has the meaning provided in Condition 7.4.

“Sale and Leaseback Transaction” means, with respect to any person, an arrangement relating to Property, now owned or hereafter acquired whereby the Issuer or any Restricted Subsidiary transfers such Property to a person (other than the Issuer or a Restricted Subsidiary) and the Issuer or a Restricted Subsidiary leases it from such person, but shall exclude the sale of real property and leaseback thereof for a period not to exceed one year.

“Scheduled Trading Day” means a day on which the Relevant Stock Exchange is scheduled to be open for trading for its trading sessions provided that, for the purposes of determining amounts due on exchange of the Bonds only, a “Scheduled Trading Day” means a day on which (i) there is no Market Disruption Event and (ii) trading in the Reference Stock generally occurs on the Relevant Stock Exchange for its trading sessions.

“Secured Indebtedness” means:

(a)	all Indebtedness of the Issuer or any of its Restricted Subsidiaries under Credit Facilities;

(b)	all Hedging Obligations secured by the Encumbrances securing Credit Facilities;

(c)	Capital Lease Obligations of the Issuer or any of its Restricted Subsidiaries;

(d)
for the purposes of Article 6 only, all Indebtedness of the Issuer or any of its Restricted Subsidiaries under any Treasury Management Agreements, to the extent that such Indebtedness is secured by Encumbrances.

“Securities” means any securities including, without limitation, shares, options, warrants or other rights to subscribe for or purchase or acquire shares in the capital of the Issuer.

“Securities Act (Ontario)” means the Securities Act (Ontario) R.S.O. 1990, C.S.5, as amended.

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“Settlement Method” means, with respect to the conversion of Bonds, Cash Settlement or Stock Settlement as elected by the Issuer.

“Share Redemption Option” has the meaning provided in Condition 8.4

“Share Redemption Option Notice” has the meaning provided in Condition 8.4.

“Share Trustee-Custodian” has the meaning provided in the Trust Deed.

“Shareholders” means the registered holders of Reference Stock.

“Specified Date” has the meaning provided in Condition 7.2.6 and 7.2.7.

“Spin-Off” means:

(a)	a distribution of Spin-Off Securities by the Issuer to Shareholders as a class; or

(b)
any issue, transfer or delivery of any property or assets (including cash or shares or Securities of or in or issued or allotted by any entity) by any entity (other than the Issuer) to Shareholders as a class pursuant in each case to any arrangements with the Issuer or any member of the Group involving a transfer of assets to such entity or other person.

“Spin-Off Securities” means equity securities of an entity other than the Issuer or options, warrants or other rights to subscribe for or purchase equity securities of an entity other than the Issuer.

“Stated Maturity” means, with respect to any principal amount on any Indebtedness, the date on which the payment of principal was scheduled to be finally repaid, redeemed or repurchased in the documentation governing such Indebtedness as of the Closing Date, and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Stock Settlement” has the meaning provided in Condition 7.8.3.

“Stock Settlement Amount” means the number of shares of Reference Stock required to be delivered by the Issuer for Stock Settlement being determined by dividing the principal amount of the Bond by the applicable Conversion Price.

“Stock Settlement Election” means an election of the Issuer for Stock Settlement.

“Subordinated Indebtedness” means Indebtedness of the Issuer or of any of its Restricted Subsidiaries that is contractually subordinated to the Bonds, including the Convertible Subordinated Debentures.

“Tax Redemption Date” has the meaning provided in Condition 8.3.

“Tax Redemption Event” has the meaning provided in Condition 8.3.

“Tax Redemption Notice” has the meaning provided in Condition 8.3.

“Tax Redemption Event Period” means the period commencing on the date of the Tax Redemption Notice and ending prior to the Tax Redemption Date.

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“Subsidiary” means:

(a)
an entity of which a person has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting capital or similar right of ownership (and “control” for this purpose means the power to direct the management and policies of the entity whether through the ownership of voting capital, by contract or otherwise); or

(b)	an entity treated as a subsidiary in the financial statements of any person pursuant to the Accounting Principles.

“Transaction Documents” means the Trust Deed and the Agency Agreement.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services, cash pooling or netting or setting off arrangements and other cash management services.

“TSX” means the Toronto Stock Exchange and includes any successor thereto.

“UKLA” means the UK Financial Services Authority in its capacity as competent authority for the purposes of the UK Financial Services and Markets Act 2000.

“Unrestricted Subsidiary” means any Subsidiary of the Issuer that is an “Unrestricted Subsidiary” as defined in and pursuant to the terms of the High Yield Indenture.

“Volume Weighted Average Price” means, in respect of a Common Share, Security or, as the case may be, a Spin-Off Security on any Scheduled Trading Day, the order book volume-weighted average price of a Common Share, Security or, as the case may be, a Spin-Off Security published by or derived (in the case of a Common Share) from Bloomberg page VAP for the Relevant Stock Exchange or (in the case of a Security (other than Reference Stock) or Spin-Off Security) from the principal stock exchange or securities market on which such Securities or Spin-Off Securities are then listed or quoted or dealt in, if any or, in any such case, such other source as shall be determined in good faith to be appropriate by the Issuer on such Scheduled Trading Day, provided that, if on any such Scheduled Trading Day such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Common Share, Security or a Spin-Off Security, as the case may be, in respect of such Scheduled Trading Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Scheduled Trading Day on which the same can be so determined by the Issuer or, if any doubt shall arise as to the appropriate calculation of such price, following consultation between the Issuer and an Independent Financial Adviser, a written determination of such Independent Financial Adviser, which shall be conclusive and binding on all parties.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)
the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

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(b)	the then outstanding principal amount of such Indebtedness.

References to “CAD$” and “Canadian dollars” are to the lawful currency for the time being of Canada.  References to “US$” and “US dollars” are to the lawful currency for the time being of the United States of America.

References to “equity securities” has the meaning provided in section 89(1) of the Securities Act (Ontario).

References to any act or statute or any provision of any act or statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such modification or reenactment.

References to any issue or offer or grant to Shareholders “as a class” or “by way of rights” shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

For the purposes of Condition 7.4 and Condition 12 only, (a) references to the “issue” of Reference Stock or Reference Stock being “issued” shall include the transfer and/or delivery of Reference Stock, whether newly issued and allotted or previously existing or held by or on behalf of the Issuer or any member of the Group, and (b) Reference Stock held by or on behalf of the Issuer or any member of the Group (and which, in the case of Conditions 7.2.3 and 7.2.5, do not rank for the relevant right or other entitlement) shall not be considered as or treated as “in issue” or “issued” or entitled to receive any Dividend, right or other entitlement.

4.	REGISTRATION

The Issuer will cause a register (the “Register”) to be kept at the specified office of the Registrar outside of the United Kingdom (or such other office as agreed to between the Issuer and the Registrar) in which shall be entered the principal amount and certificate numbers of the Bonds and their dates of issue, the names and addresses of the Bondholders and the particulars of the Bonds held by them and of all transfers, redemptions and conversions of Bonds. Each holder of such Bonds shall be entitled to receive only one Certificate in respect of its entire holding of Bonds.

5.	TRANSFER OF BONDS

5.1	Transfer

Bonds may, subject to applicable securities laws, the terms of the Agency Agreement and Conditions 5.2 and 5.3, be transferred in whole or in part in an Authorised Denomination by lodging the Certificate issued in respect of the relevant Bond (with the form of transfer in respect thereof (substantially in the form of Schedule 5 to the Trust Deed) duly executed and duly stamped where applicable) at the specified office of the Registrar or any Paying, Transfer and Conversion Agent.

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No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

The Registrar will, within seven Business Days (as defined in Condition 5.4) of any duly made application for the transfer of a Bond, register the relevant transfer and deliver a new Certificate to the transferee (and, in the case of a transfer of the principal amount of Bonds (being one or more Bonds), deliver a new Certificate for the un-transferred balance to the transferor), at the specified office of the Paying, Transfer and Conversion Agent, or (at the risk and, if mailed at the request of the transferee or, as the case may be, the transferor otherwise than by ordinary uninsured mail, at the expense of the transferee or, as the case may be, the transferor) mail the Certificate by ordinary uninsured mail to such address as the transferee or, as the case may be, the transferor may request.

5.2	Formalities Free of Charge

Such transfer will be effected without charge subject to (i) the person making such application for transfer paying or procuring the payment of any taxes, duties and other governmental charges in connection therewith, (ii) the Paying, Transfer and Conversion Agent being satisfied with the documents of title and/or identity of the person making the application and (iii) such reasonable regulations as the Issuer may from time to time agree with the Principal Paying, Transfer and Conversion Agent and the Trustee.

5.3	Closed Periods

Neither the Issuer nor the Registrar will be required to register the transfer of any Bond (or part thereof) (i) during the period of 20 consecutive Scheduled Trading Days immediately prior to the Final Maturity Date or any earlier date fixed for redemption of the Bonds pursuant to Condition 8.2 or 8.3, (ii) in respect of which a Conversion Notice has been delivered in accordance with Condition 7.8.1, (iii) in respect of which a holder has exercised its right to require the Issuer to redeem pursuant to Condition 8.7 or (iv) during the period of 15 calendar days ending on (and including) any Record Date in respect of any payment of interest on the Bonds.

5.4	Business Day

In this Condition 5, “Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in the place of the specified office of the Registrar.

6.	INTEREST

6.1	Interest Rate

The Bonds bear interest from (and including) the Closing Date at the rate of 6.5 per cent. per annum calculated by reference to the principal amount thereof and payable semi-annually in arrear in equal instalments on 29 January and 29 July in each year (each an “Interest Payment Date”), commencing with the Interest Payment Date falling on 29 July 2014.

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Where interest is required to be calculated for any period which is not an Interest Period it shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed on the basis of a month of 30 days.

“Interest Period” means the period beginning on (and including) the Closing Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

6.2	Accrual of Interest

Each Bond will cease to bear interest (i) where the Conversion Right shall have been exercised by a Bondholder, from the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Closing Date (subject in any such case as provided in Condition 7.10) or (ii) where such Bond is redeemed or repaid pursuant to Condition 8 or Condition 11, from the due date for redemption or repayment thereof unless, upon due presentation thereof, payment of the principal in respect of the Bond is improperly withheld or refused, in which event interest will continue to accrue at the rate specified in Condition 6.1 (both before and after judgment) until whichever is the earlier of (a) the day on which all sums due in respect of such Bond up to that day are received by or on behalf of the relevant holder, and (b) the day seven days after the Trustee or the Principal Paying, Transfer and Conversion Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh day.

7.	CONVERSION OF BONDS

7.1	Conversion Right

Subject to and as provided in these Conditions, each Bond shall entitle the holder to convert (a “Conversion Right”) such Bond in accordance with, and subject to, the settlement provisions of Condition 7.8.

The number of shares of Reference Stock to be issued on exercise of a Conversion Right in respect of each US$200,000 in principal amount of Bonds shall be determined by dividing US$200,000 by the Conversion Price in effect on the relevant Conversion Date.  No fractional Common Shares shall be issued, and any fractional Common Share resulting from the conversion will be rounded down to the next whole Common Share.

The initial conversion price is US$9.3762 per Common Share (being CAD$10.2819 translated into USD at the Fixed Exchange Rate) (the “Initial Conversion Price”).

The Initial Conversion Price is subject to adjustment in the circumstances described in Condition 7.2 and the applicable Conversion Price on the relevant Conversion Date shall be determined in accordance with Condition 7.3.

A Bondholder may exercise the Conversion Right in respect of an Authorised Denomination by delivering the Certificate representing such Bond, together with a Conversion Notice to the specified office of any Paying, Transfer and Conversion Agent in accordance with Condition 7.8 and making any payment required to be made as provided in Condition 7.8, whereupon the Issuer shall, subject to Condition 7.8.3, procure the delivery to or as directed by the relevant Bondholder of Reference Stock credited as paid-up in full as provided in this Condition 7.

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Subject to, and as provided in these Conditions, a Conversion Right in respect of a Bond may be exercised, at the option of the holder thereof, at any time (the “Conversion Period”) (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from 30 May 2014 (being the date falling four months and one day after the Closing Date) to the close of business on the business day falling 22 business days prior to the Final Maturity Date (both days inclusive) or, if such Bond is to be redeemed pursuant to Condition 8.2 or 8.3 prior to the Final Maturity Date, then up to (and including) the close of business on the 7th calendar day before the date fixed for redemption thereof pursuant to Condition 8.2 or 8.3, unless there shall be a default in making payment in respect of such Bond on such date fixed for redemption, in which event the Conversion Right shall extend up to (and including) the close of business on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 17 or, if earlier, the Final Maturity Date or, if the Final Maturity Date is not a business day, the immediately preceding business day; provided that, in each case, if such final date for the exercise of Conversion Rights is not a business day, then the period for exercise of Conversion Rights by Bondholders shall end on the immediately preceding business day.

Conversion Rights may not be exercised (i) following the giving of notice by the Trustee pursuant to Condition 11 or (ii) in respect of a Bond in respect of which the relevant Bondholder has exercised its right to require the Issuer to redeem that Bond pursuant to Condition 8.7.

A Conversion Right may not be exercised by a Bondholder in circumstances where the relevant Conversion Date would fall during the period commencing on the Record Date in respect of any payment of interest on the Bonds and ending on the relevant Interest Payment Date (both days inclusive).

Conversion Rights may only be exercised in respect of the whole of the principal amount of a Bond.

7.2	Adjustment of Initial Conversion Price

Upon the happening of any of the events described below, the Initial Conversion Price shall be adjusted, subject to any necessary prior approval of the NYSE, TSX and any other applicable securities regulatory authority and subject to and provided in these Conditions, as follows:

7.2.1	If and whenever there shall be a consolidation, reclassification or subdivision in relation to the Reference Stock, the Initial Conversion Price shall be adjusted based on the following formula:

where:

CP0	is the Initial Conversion Price in effect immediately prior to the open of business on the effective date of such consolidation, reclassification or subdivision as the case may be;

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CP1	is the Initial Conversion Price in effect immediately after the open of business on the effective date of such consolidation, reclassification or subdivision as the case may be;

A	is the aggregate number of shares of Reference Stock in issue immediately before such consolidation, reclassification or subdivision, as the case may be; and

B	is the aggregate number of shares of Reference Stock in issue immediately after, and as a result of, such consolidation, reclassification or subdivision, as the case may be.

Such adjustment shall become effective on the date the consolidation, reclassification or subdivision, as the case may be, takes effect.

7.2.2	If and whenever the Issuer shall pay or make any cash Dividend (in excess of the Historical Dividend) to Shareholders, the Initial Conversion Price shall be adjusted based on the following formula:

where:

CP0	is the Initial Conversion Price in effect immediately prior to the open of business on the Effective Date;

CP1	is the Initial Conversion Price in effect immediately after the open of business on the Effective Date;

A	is the Current Market Price of one share of Reference Stock on the Effective Date; and

B
is the portion of the cash Dividend (in excess of the Historical Dividend) attributable to one share of Reference Stock, with such portion being determined by dividing the amount in cash of the aggregate Dividend (in excess of the Historical Dividend) by the number of shares of Reference Stock entitled to receive the relevant Dividend (or, in the case of a purchase, redemption or buy back of Reference Stock or any depositary or other receipts or certificates representing Reference Stock by or on behalf of the Issuer or any Subsidiary of the Issuer, by the number of shares of Reference Stock in issue immediately following such purchase, redemption or buy back, and treating as not being in issue any Reference Stock, or any Reference Stock represented by depositary or other receipts or certificates, purchased, redeemed or bought back).

Such adjustment shall become effective on the Effective Date or, if later, the first date upon which the cash amount of the relevant Dividend is capable of being determined as provided herein.

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“Effective Date” means, in respect of this paragraph 7.2.2, the first date on which the Reference Stock is traded ex-the relevant Dividend on the Relevant Stock Exchange or, in the case of a purchase, redemption or buy back of Reference Stock or any depositary or other receipts or certificates representing Reference Stock, the date on which such purchase, redemption or buy back is made or, in the case of a Spin-Off, on the first date on which the Reference Stock is traded ex-the relevant Spin-Off on the Relevant Stock Exchange.

7.2.3
If and whenever the Issuer shall issue Reference Stock to Shareholders as a class by way of rights, or shall issue or grant to Shareholders as a class by way of rights, any options, warrants or other rights to subscribe for or purchase Reference Stock, or any Securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, any Reference Stock (or shall grant any such rights in respect of existing Securities so issued), in each case at a price per share of Reference Stock which is less than 92.5 per cent. of the Current Market Price per share of Reference Stock on the Effective Date, the Initial Conversion Price shall be adjusted based on the following formula:

where:

CP0	is the Initial Conversion Price in effect immediately prior to the open of business on the Effective Date;

CP1	is the Initial Conversion Price in effect immediately after the open of business on the Effective Date;

A	is the number of shares of Reference Stock in issue on the Effective Date;

B
is the number of shares of Reference Stock which the aggregate consideration (if any) receivable for the Reference Stock issued by way of rights, or for the Securities issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of shares of Reference Stock deliverable on the exercise thereof, would purchase at such Current Market Price per share of Reference Stock; and

C
is the number of shares of Reference Stock to be issued or, as the case may be, the maximum number of shares of Reference Stock which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights or upon conversion or exchange or exercise of rights of subscription or purchase in respect thereof at the initial conversion, exchange, subscription or purchase price or rate.

Such adjustment shall become effective on the Effective Date.

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“Effective Date” means, in respect of this paragraph 7.2.3, the first date on which the Reference Stock is traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

7.2.4
If and whenever the Issuer shall issue any Securities (other than Reference Stock or options, warrants or other rights to subscribe for or purchase any Reference Stock) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any Securities (other than Reference Stock or options, warrants or other rights to subscribe for or purchase Reference Stock), the Initial Conversion Price shall be adjusted based on the following formula:

where:

CP0	is the Initial Conversion Price in effect immediately prior to the open of business on the Effective Date;

CP1	is the Initial Conversion Price in effect immediately after the open of business on the Effective Date;

A	is the Current Market Price of one share of Reference Stock on the Effective Date; and

B	is the Fair Market Value on the Effective Date of the portion of the rights attributable to one share of Reference Stock. Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph 7.2.4, the first date on which the Reference Stock is traded ex- the relevant Securities or ex-rights, ex-option or ex-warrants on the Relevant Stock Exchange.

7.2.5
If and whenever the Issuer shall issue (otherwise than as mentioned in paragraph 7.2.1, 7.2.2 or 7.2.3 above) wholly for cash or for no consideration any Reference Stock (other than Reference Stock issued on conversion of the Bonds or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Reference Stock) or issue or grant (otherwise than as mentioned in sub-paragraph 7.2.3 above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase any Reference Stock (other than the Bonds, which term shall for this purpose include any Further Bonds), in each case at a price per share of Reference Stock which is less than 92.5 per cent. of the Current Market Price per share of Reference Stock on the date of the first public announcement of the terms of such issue or grant, the Initial Conversion Price shall be adjusted based on the following formula:

where:

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CP0	is the Initial Conversion Price in effect immediately prior to the open of business on the Effective Date;

CP1	is the Initial Conversion Price in effect immediately after the open of business on the Effective Date;

A	is the number of shares of Reference Stock in issue immediately before the issue of such Reference Stock or the grant of such options, warrants or rights;

B
is the number of shares of Reference Stock which the aggregate consideration (if any) receivable for the issue of such Reference Stock or, as the case may be, for the issue or grant of such options, warrants or rights and for the Reference Stock to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per share of Reference Stock; and

C
is the number of shares of Reference Stock to be issued pursuant to such issue of such Reference Stock or, as the case may be, the maximum number of shares of Reference Stock which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph 7.2.5, the date of issue of such Reference Stock or, as the case may be, the grant of such options, warrants or rights.

7.2.6
If and whenever the Issuer or any member of the Group or (at the direction or request of or pursuant to any arrangements with the Issuer or any member of the Group) any other company, person or entity (otherwise than as mentioned in paragraphs 7.2.3, 7.2.4 or 7.2.5 above) shall issue wholly for cash or for no consideration any Securities (other than the Bonds, which term for this purpose shall include any Further Bonds) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Reference Stock (or shall grant any such rights in respect of existing Securities so issued) or Securities which by their terms might be redesignated as Reference Stock, and the consideration per share of Reference Stock receivable upon conversion, exchange, subscription or redesignation is less than 92.5 per cent. of the Current Market Price per share of Reference Stock on the date of the first public announcement of the terms of issue of such Securities (or the terms of such grant), the Initial Conversion Price shall be adjusted based on the following formula:

where:

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CP0	is the Initial Conversion Price in effect immediately prior to the open of business on the Effective Date;

CP1	is the Initial Conversion Price in effect immediately after the open of business on the Effective Date;

A
is the number of shares of Reference Stock in issue immediately before such issue or grant (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for Reference Stock which have been issued, purchased or acquired by the Issuer or any member of the Group (or at the direction or request or pursuant to any arrangements with the Issuer or any member of the Group) for the purposes of or in connection with such issue, less the number of such Reference Stock so issued, purchased or acquired);

B
is the number of shares of Reference Stock which the aggregate consideration (if any) receivable for the issue of such Securities (or, as the case may be, the grant of any such rights) and for the Reference Stock to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such Securities or, as the case may be, for the Reference Stock to be issued or to arise from any such redesignation would purchase at such Current Market Price per share of Reference Stock; and

C
is the maximum number of shares of Reference Stock to be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of shares of Reference Stock which may be issued or arise from any such redesignation, provided that if at the time of issue of the relevant Securities or date of grant of such rights (as used in this paragraph 7.2.6, the “Specified Date”) such number of shares of Reference Stock is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such Securities are redesignated or at such other time as may be provided), then for the purposes of this paragraph 7.2.6, “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

Such adjustment shall become effective on the Effective Date.

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“Effective Date” means, in respect of this paragraph 7.2.6, the date of issue of such Securities or, as the case may be, the grant of such rights.

7.2.7
If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such Securities (other than the Bonds, which term shall for this purpose include any Further Bonds) as are mentioned in sub-paragraph 7.2.6 above (other than in accordance with the terms (including terms as to adjustment) applicable to such Securities upon issue) so that following such modification the consideration per share of Reference Stock receivable has been reduced and is less than 92.5 per cent. of the Current Market Price per share of Reference Stock on the date of the first public announcement of the proposals for such modification, the Initial Conversion Price shall be adjusted based on the following formula:

where:

CP0	is the Initial Conversion Price in effect immediately prior to the open of business on the Effective Date;

CP1	is the Initial Conversion Price in effect immediately after the open of business on the Effective Date;

A
is the number of shares of Reference Stock in issue immediately before such modification (but where the relevant Securities carry rights of conversion into or rights of exchange or subscription for, or purchase or acquisition of, Reference Stock which have been issued, purchased or acquired by the Issuer or any member of the Group (or at the direction or request or pursuant to any arrangements with the Issuer or any member of the Group) for the purposes of or in connection with such Securities, less the number of such Reference Stock so issued, purchased or acquired);

B
is the number of shares of Reference Stock which the aggregate consideration (if any) receivable for the issue of such Securities (or, as the case may be, the grant of any such rights) and for the Reference Stock to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription, purchase or acquisition attached to the Securities so modified would purchase at such Current Market Price per share of Reference Stock or, if lower, the existing conversion, exchange, subscription, purchase or acquisition price or rate of such Securities; and

C
is the maximum number of shares of Reference Stock which may be issued or otherwise made available upon conversion or exchange of such Securities, as so modified, or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription, purchase or acquisition price or rate but giving credit for any previous adjustment under this paragraph 7.2.7 or paragraph 7.2.6 above;

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provided that if at the time of such modification (as used in this paragraph 7.2.7, the “Specified Date”) such number of shares of Reference Stock is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription, purchase or acquisition are exercised or at such other time as may be provided), then for the purposes of this paragraph 7.2.7, “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition had taken place on the Specified Date.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such Securities.

7.2.8
If and whenever the Issuer or any member of the Group or, at the direction or request of or pursuant to any arrangements with the Issuer or any member of the Group, any other company, person or entity shall offer any Securities in connection with which Shareholders as a class are entitled to participate in arrangements whereby such Securities may be acquired by them (except where the Initial Conversion Price falls to be adjusted under paragraphs 7.2.2, 7.2.3, 7.2.5 or 7.2.6 above or 7.2.9 below (or would fall to be so adjusted if the relevant issue or grant was at less than 92.5 per cent. of the Current Market Price per share of Reference Stock on the relevant Scheduled Trading Day) or under paragraph 7.2.4 above), the Initial Conversion Price shall be adjusted based on the following formula:

where:

CP0	is the Initial Conversion Price in effect immediately prior to the open of business on the Effective Date;

CP1	is the Initial Conversion Price in effect immediately after the open of business on the Effective Date;

A	is the Current Market Price of one Reference Stock on the Effective Date; and

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B	is the Fair Market Value on the Effective Date of the portion of the relevant offer attributable to one Reference Stock.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph 7.2.8, the first date on which the Reference Stock is traded ex-rights on the Relevant Stock Exchange.

7.2.9
If a Change of Control shall occur, then upon any exercise of Conversion Rights where the Conversion Date falls during the Change of Control Period, the Initial Conversion Price shall be determined as set out below, but in each case adjusted, if appropriate, under the foregoing provisions of this Condition 7.2:

CP1 = CP0 / (1 + (IP × c/t))

where:

CP0	= means the Initial Conversion Price in effect immediately prior to Change of Control

CP1	= means the Initial Conversion Price in effect immediately after Change of Control

IP	= means 22.5 per cent. (expressed as a fraction)

c	= means the number of days from and including the date the Change of Control occurs to but excluding the Final Maturity Date

t	= means the number of days from and including the Closing Date to but excluding the Final Maturity Date.

7.2.10
If the Issuer shall provide the Bondholders with a Tax Redemption Notice, then upon any exercise of Conversion Rights, where the Conversion Date falls on or after the date of the Tax Redemption Notice and prior to the Tax Redemption Date, the Initial Conversion Price shall be determined as set out below, but in each case adjusted, if appropriate, under the foregoing provisions of this Condition 7.2:

CP1 = CP0 / (1 + (IP × c/t))

where:

CP0	= means the Initial Conversion Price in effect immediately prior to the issuance of the Tax Redemption Notice

CP1	= means the Initial Conversion Price in effect immediately after the issuance of the Tax Redemption Notice

IP	= means 22.5 per cent. (expressed as a fraction)

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c	= means the number of days from and including the Tax Redemption Date to but excluding the Final Maturity Date

t	= means the number of days from and including the Closing Date to but excluding the Final Maturity Date.

7.2.11
If the Issuer determines in its absolute discretion that an adjustment should be made to the Initial Conversion Price as a result of one or more circumstances not referred to above in this Condition 7.2 (even if the relevant circumstance is specifically excluded from the operation of paragraphs 7.2.1 to 7.2.10 above), the Issuer may, at its own expense and acting reasonably, request an Independent Financial Adviser to determine as soon as practicable what adjustment (if any) to the Initial Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment (if any) should take effect and upon such determination such adjustment (if any) shall, subject to prior approval of the NYSE and/or the TSX and any other applicable securities regulatory authority, be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this paragraph 7.2.11 if such Independent Financial Adviser is so requested to make such a determination not more than 21 days after the date on which the relevant circumstance arises and if the adjustment would result in a reduction to the Initial Conversion Price.

Notwithstanding the foregoing provisions, subject to prior approval of the NYSE and/or the TSX and any other applicable securities regulatory authority:

(a)
where the events or circumstances giving rise to any adjustment pursuant to this Condition 7.2 have already resulted or will result in an adjustment to the Initial Conversion Price or where the events or circumstances giving rise to any adjustment arise by virtue of any other events or circumstances which have already given or will give rise to an adjustment to the Initial Conversion Price or where more than one event which gives rise to an adjustment to the Initial Conversion Price occurs within such a short period of time that, in the opinion of the Issuer, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by an Independent Financial Adviser to be in its opinion appropriate to give the intended result; and

(b)
such modification shall be made to the operation of these Conditions as may be advised by an Independent Financial Adviser to be in its opinion appropriate (i) to ensure that an adjustment to the Initial Conversion Price or the economic effect thereof shall not be taken into account more than once and (ii) to ensure that the economic effect of a Dividend is not taken into account more than once.

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For the purpose of any calculation of the consideration receivable or price pursuant to paragraphs 7.2.3, 7.2.5, 7.2.6 and 7.2.7, the following provisions shall apply:

(a)	the aggregate consideration receivable or price for Reference Stock issued for cash shall be the amount of such cash;

(b)
without duplication, (x) the aggregate consideration receivable or price for Reference Stock to be issued or otherwise made available upon the conversion or exchange of any Securities shall be deemed to be the consideration or price received or receivable for any such Securities and (y) the aggregate consideration receivable or price for Reference Stock to be issued or otherwise made available upon the exercise of rights of subscription attached to any Securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration or price received or receivable for such Securities or, as the case may be, for such options, warrants or rights which are attributed by the Issuer to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration or price is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the relevant date of first public announcement as referred to in paragraphs 7.2.3, 7.2.6 or 7.2.7, as the case may be, plus in the case of each of (x) and (y) above, the additional minimum consideration receivable or price (if any) upon the conversion or exchange of such Securities, or upon the exercise of such rights or subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (z) the consideration receivable or price per share of Reference Stock upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such Securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration or price referred to in (x) or (y) above (as the case may be);

(c)
if the consideration or price determined pursuant to (a) or (b) above (or any component thereof) shall be expressed in a currency other than the Relevant Currency, it shall be converted into the Relevant Currency at the Prevailing Rate on the relevant Effective Date (in the case of (a) above) or the relevant date of first public announcement (in the case of (b) above);

(d)
in determining the consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Reference Stock or Securities or options, warrants or rights, or otherwise in connection therewith; and

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(e)
the consideration or price shall be determined as provided above on the basis of the consideration or price received, receivable, paid or payable regardless of whether all or part thereof is received, receivable, paid or payable by or to the Issuer or another entity.

7.2.12
For greater certainty, other than pursuant to Condition 7.2.1, the Initial Conversion Price and the Conversion Price Floor shall not be reduced (unless an exemption, permission or consent is granted by the TSX as stated below) pursuant to any of Conditions 7.2.2 through to 7.2.8 and Condition 7.2.10, to below the level permitted by applicable laws and regulations from time to time (if any), including the rules of the TSX (the "Minimum Conversion Price"). As at the Closing Date, the Issuer was subject to the rules of the TSX and pursuant to these rules the Minimum Conversion Price is CAD$7.1344 (being the volume weighted average price of the Common Shares on the TSX for the five dealing days prior to 22 January 2014 (the date on which the Issuer notified the TSX of the issue of the Bonds), less a discount of 15 per cent), and converted into U.S. dollars based on the Prevailing Rate. The Issuer undertakes to use commercially reasonable efforts to obtain any exemption, permission or consent to make any adjustment to the Initial Conversion Price and the Conversion Price Floor below the Minimum Conversion Price pursuant to any of Conditions 7.2.2 through to 7.2.8 and Condition 7.2.10.

7.2.13
If the Issuer (or any member of the Group) shall undertake or otherwise permit, or cause to occur, any corporate action (each a “Corporate Action”) which would require the Issuer (using its commercially reasonable efforts) to obtain any exemption, permission or consent (an “Authorisation”) to make any adjustment to the Initial Conversion Price and the Conversion Price Floor below the Minimum Conversion Price as set out in Condition 7.2.12 and any such Authorisation is not granted, then the provisions of Condition 7.2.14 shall apply.

7.2.14
Where the subject matter of the Corporate Action is the grant, issue or offer of Reference Stock or any Securities (or any options, warrants or other rights to subscribe for or purchase any Reference Stock or Securities) (each a “New Issue”) then contemporaneously with any such New Issue, the Issuer shall, to the extent it is legally able to do so, and subject to TSX approval, procure that each Bondholder shall be extended the same rights under the New Issue as are granted or otherwise provided to the Shareholders. The number of Reference Stock or Securities (or any options, warrants or other rights to subscribe for or purchase any Reference Stock or Securities) that each Bondholder shall be entitled to receive, subscribe for or otherwise purchase shall be calculated and determined on the basis of the number of shares of Reference Stock which such Bondholder would have been entitled to had such Bond been converted immediately prior to the record date of such New Issue.

7.3	Conversion Price Determination

The applicable conversion price per Common Share on the relevant Conversion Date (the “Conversion Price”) shall be determined as follows:

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(a)
if on the five preceding Scheduled Trading Days the Volume Weighted Average Price of the Reference Stock (translated into US dollars at the Prevailing Rate on each Scheduled Trading Day) is equal or less than the Initial Conversion Price (as it may have been adjusted pursuant to Condition 7.2), the applicable Conversion Price shall be the Initial Conversion Price (as it may have been adjusted pursuant to Condition 7.2);

(b)
if on the five preceding Scheduled Trading Days the arithmetic average VWAP of the Reference Stock is greater than the Initial Conversion Price (translated into US dollars at the Prevailing Rate on each Scheduled Trading Day) (as it may have been adjusted pursuant to Condition 7.2), the Conversion Price shall be calculated as follows:

Conversion Price =

where:

iVWAP  = the arithmetic average of the 5 preceding Scheduled Trading Days VWAP of the Reference Stock translated into US dollars at the Prevailing Rate on each day;

ICP = Initial Conversion Price (as it may have been adjusted pursuant to Condition 7.2); and

ISF (Incremental Share Factor) = US$200,000 divided by the Initial Conversion Price (as it may have been adjusted pursuant to Condition 7.2);

provided that if the Conversion Price is lower than the Conversion Price Floor the Conversion Price shall equal the Conversion Price Floor.

7.4	Retroactive Adjustments

If the Conversion Date in relation to the conversion of any Bond shall be after the record date in respect of any reclassification or subdivision as is mentioned in paragraph 7.2.1 above, or after the record date or other due date for the establishment of entitlement for any such issue, distribution, grant or offer (as the case may be) as is mentioned in paragraph 7.2.2, 7.2.3, 7.2.4 or 7.2.8 above, or after the date of the first public announcement of the terms of any such issue or grant as is mentioned in paragraph 7.2.5 and 7.2.6 above or of the terms of any such modification as is mentioned in paragraph 7.2.7 above, but before the relevant adjustment to the Initial Conversion Price becomes effective under Condition 7.2 above (each such adjustment, a “Retroactive Adjustment”) in circumstances where such Bond is to be converted into Reference Stock, then the Issuer shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued to the converting Bondholder, in accordance with the instructions contained in the relevant Conversion Notice, such additional number of shares of Reference Stock (if any) (the “Additional Reference Stock”) as, together with the Reference Stock issued on conversion of the relevant Bonds (together with any fraction of a Reference Stock not so issued), is equal to the number of shares of Reference Stock which would have been required to be issued on such conversion if the relevant adjustment to the Initial Conversion Price had been made and become effective immediately prior to the relevant Conversion Date.

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7.5	Decision of an Independent Financial Adviser

If any doubt shall arise as to whether an adjustment falls to be made to the Conversion Price or as to the appropriate adjustment to the Conversion Price, following consultation between the Issuer and an Independent Financial Adviser, a written determination of such Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties.

7.6	Share or Option Plans and Dividend Reinvestment Plans

No adjustment will be made to the Initial Conversion Price where Reference Stock or other Securities (including rights, warrants and options) are issued, offered, exercised, allotted, purchased, appropriated, modified or granted to, or for the benefit of, employees, officers, directors, consultants, Shareholders and/or any other eligible persons, in each case, of the Issuer or any member of the Group or any associated company or to a trustee or trustees to be held for the benefit of any such person, in any such case pursuant to any stock option plan, stock purchase plan or stock bonus plan (including without limitation the Restricted Share Grant Plan, the Share Option Plan, the Deferred Compensation Plan and the Performance Bonus Plan, each such term as defined in the Credit Agreement) approved by the Shareholders or any dividend reinvestment plan of the Issuer in effect, or any other securities based compensation arrangement (as contemplated by the rules of the TSX), or similar plan or scheme to the foregoing.

7.7	Rounding Down and Notice of Adjustment to the Conversion Price

On any adjustment, the resultant Conversion Price, if not an integral multiple of US$0.01, shall be rounded down to the nearest whole multiple of US$0.01. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made and/or any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time and/or, as the case may be, that the relevant rounding down had not been made.

Notice of any adjustments to the Conversion Price shall be given by the Issuer to Bondholders in accordance with Condition 17 and to the Trustee promptly after the determination thereof.

7.8	Procedure for Exercise of Conversion Rights and Settlement Method

7.8.1
Conversion Rights may be exercised by a Bondholder during the Conversion Period by delivering the Certificate in respect of such Bond to the specified office of any Paying, Transfer and Conversion Agent, at its own expense, during its usual business hours, accompanied by a duly completed and signed notice of conversion (a “Conversion Notice”) in the form (for the time being current) obtainable from the Registrar or any Paying, Transfer and Conversion Agent. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Registrar or the Paying, Transfer and Conversion Agent to whom the relevant Conversion Notice is delivered is located.

A Conversion Right may only be exercised in respect of an Authorised Denomination.

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A Conversion Notice, once delivered, shall be irrevocable.

If the delivery of the relevant Certificate and Conversion Notice as described in the foregoing paragraph is made after the end of normal business hours or on a day which is not a business day, such delivery shall be deemed for all purposes of these Conditions to have been made on the next following business day.

Any determination as to whether any Conversion Notice has been duly completed and properly delivered shall be made by the relevant Paying, Transfer and Conversion Agent and shall, save in the case of manifest error, be conclusive and binding on the Issuer, the Trustee, the Registrar and the Paying, Transfer and Conversion Agents and the relevant Bondholder.

The conversion date in respect of a Bond (the “Conversion Date”) shall be the business day immediately following the date of the delivery of the relevant Certificate and the Conversion Notice as provided in this Condition 7.8.1.

7.8.2
A Bondholder exercising Conversion Rights must pay directly to the relevant authorities any taxes and capital, stamp, issue, registration and transfer taxes and duties arising on conversion, other than any capital, stamp, issue, registration and transfer taxes and duties payable in the USA or Canada for Reference Stock listed on the NYSE or the TSX solely in respect of the allotment or issue of any Reference Stock in respect of such exercise which shall be paid by the Issuer. If the Issuer shall fail to pay any capital, stamp, issue, registration and transfer taxes and duties payable for which it is responsible as provided above, the relevant holder shall be entitled to tender and pay the same and the Issuer, as a separate and independent stipulation, covenants to reimburse and indemnify each Bondholder in respect of any payment thereof and any penalties payable in respect thereof.

The Trustee shall not be responsible for determining whether any such taxes or capital, stamp, issue and registration and transfer taxes and duties are payable or the amount thereof and it shall not be responsible or liable for any failure by the Issuer to pay such taxes or capital, stamp, issue and registration and transfer taxes and duties.

Such Bondholder must also pay all, if any, taxes imposed on it and arising by reference to any disposal or deemed disposal of a Bond or any interest therein in connection with the exercise of Conversion Rights by it.

7.8.3
Upon exercise of a Conversion Right by a Bondholder, the Issuer may make an election (a “Cash Settlement Election”) to satisfy the Conversion Rights exercised in respect of any Bonds by making or procuring payment on its behalf to the relevant Bondholder of a sum in cash (a “Cash Settlement”) determined in accordance with 7.8.7.  The Issuer shall, on the 3rd business day following the day of receipt of a Conversion Notice (the “Election Date”), deliver a notice (the “Settlement Election Notice”), through the Trustee and Paying, Transfer and Conversion Agent, to the converting holder specifying the Settlement Method elected by the Issuer with respect to the conversion of the Bond.

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If the Issuer does not deliver a Settlement Election Notice by the Election Date the Issuer shall no longer have the right to make a Cash Settlement Election and the Issuer shall be deemed to have elected to settle by providing new and/or existing Common Shares of the Issuer (“Stock Settlement”) in respect of the relevant Conversion Right.

A Cash Settlement Election shall be irrevocable.

7.8.4
The Issuer shall use the same Settlement Method for all conversions occurring on a given Conversion Date. The Issuer shall not have any obligation to use the same Settlement Method with respect to conversions that occur on different Conversion Dates. If more than one Bond shall be surrendered for conversion at one time by the same holder, the Conversion Right with respect to such Bonds shall be computed on the basis of the aggregate principal amount of the Bonds so surrendered.

7.8.5
The Stock Settlement Amount shall be determined by Issuer promptly following the Election Date. Promptly after such determination of the relevant Stock Settlement Amount, the Issuer shall notify the Trustee of the relevant Stock Settlement Amount.

7.8.6
The Issuer shall deliver (in respect of a Stock Settlement Election) the relevant number of shares of Reference Stock due in respect of the Conversion Right on the third business day immediately following the relevant Election Date.

7.8.7
If the Issuer has made a Cash Settlement Election, the amount payable by the Issuer shall be the Cash Settlement Amount, together with any other amount payable by the Issuer to such Bondholder pursuant to these Conditions in respect of or relating to the relevant exercise of Conversion Rights, including any interest payable pursuant to Condition 7.10, as calculated by the Issuer.

“Cash Settlement Amount” means an amount in US dollars per US$200,000 in principal amount of Bonds calculated in accordance with the following formula:

where:

CSA  = the Cash Settlement Amount;

Pn   = the Volume Weighted Average Price of one share of Reference Stock on the nth dealing day of the Cash Settlement Calculation Period; and

Prevailing Raten   = the Prevailing Rate on the nth dealing day of the Cash Settlement Calculation Period;

provided that if any Dividend or other entitlement in respect of the Reference Stock is announced, whether on or prior to or after the relevant Conversion Date in circumstances where the record date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the relevant Conversion Date and if on any dealing day in the Cash Settlement Calculation Period the price determined as provided above is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or other entitlement per share of Reference Stock as at the Effective Date relating to such Dividend or entitlement (or, if that is not a dealing day, the immediately preceding dealing day), determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit.

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If there is a Retroactive Adjustment to the Conversion Price following the exercise of Conversion Rights by a Bondholder, in circumstances where a Cash Settlement Election is or was made in respect of such exercise, the Issuer shall pay to the relevant Bondholder an additional amount (the “Additional Cash Settlement Amount”) equal to the Current Market Price of such number of shares of Reference Stock as is equal to the number of shares of Additional Reference Stock that would have been required to be issued or transferred and delivered to the relevant Bondholder pursuant to Condition 7.4 had a Cash Settlement Election not been made in respect of the relevant exercise of Conversion Rights.

7.8.8
The Issuer shall pay (in respect of a Cash Settlement) the relevant cash consideration due in respect of the Conversion Right on the day immediately following the last day of the Cash Settlement Calculation Period.

7.8.9
Reference Stock to be issued on exercise of Conversion Rights will be issued, in "book-entry" form eligible for deposit at CDS and DTC (or any successor licensed clearance and settlement facility applicable to the Reference Stock listed on the TSX or the NYSE, respectively) and the Reference Stock will be issued in the name of the CDS or DTC participant (with reference to the Bondholder’s account with such CDS or DTC participant) as may be advised by the relevant Bondholder.

The Reference Stock to be issued on exercise of Conversion Rights will not be available for issue (i) to, or to a nominee for, Euroclear Bank SA/NV or Clearstream Banking, société anonyme or any other person providing a clearance service within the meaning of section 96 of the Finance Act 1986 of the United Kingdom or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within the meaning of section 93 of the Finance Act 1986 of the United Kingdom, in each case at any time prior to the “abolition day” as defined in section 111 (1) of the Finance Act 1990 of the United Kingdom.

Reference Stock to be issued on exercise of Conversion Rights will be issued in uncertificated form or, if the above clearing systems are not operational, in either certificated form or in the form of a Direct Registration System (“DRS”) Advice.  Where Reference Stock is to be issued in certificated form or in the form of a DRS Advice, a certificate or DRS Advice in respect thereof will be dispatched by mail free of charge (but uninsured and at the risk of the recipient) to the relevant Bondholder or as it may direct in the relevant Conversion Notice within 28 days following the relevant Conversion Date.

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7.9	Reference Stock

7.9.1
Reference Stock (including any Additional Reference Stock) issued upon exercise of Conversion Rights will be fully paid and will in all respects rank pari passu with the fully paid Reference Stock in issue on the relevant Conversion Date or, in the case of Additional Reference Stock, on the relevant Reference Date, except in any such case for any right excluded by mandatory provisions of applicable law and except that such Reference Stock or, as the case may be, Additional Reference Stock will not rank for (or, as the case may be, the relevant holder shall not be entitled to receive) any rights, distributions, Dividends or payments for which the record date or other due date for the establishment of entitlement falls prior to the relevant Conversion Date or, as the case may be, the relevant Reference Date.

7.9.2
Save as provided in Condition 7.10, no payment or adjustment shall be made on exercise of Conversion Rights for any interest which otherwise would have accrued on the relevant Bonds since the last Interest Payment Date preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

7.10	Interest on Conversion

If any notice requiring the redemption of the Bonds is given pursuant to Condition 8.2 on or after the 15th business day prior to a record date which has occurred since the last Interest Payment Date (or in the case of the first Interest Period, since the Closing Date) in respect of any Dividend or distribution payable in respect of the Reference Stock where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the Interest Payment Date next following such record date, interest shall accrue at the rate provided in Condition 6.1 on Bonds in respect of which Conversion Rights shall have been exercised and in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date in respect of such Dividend or distribution, in each case from and including the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to but excluding such Conversion Date. The Issuer shall pay any such interest by not later than 14 days after the relevant Conversion Date by transfer to a US dollar account in accordance with instructions given by the relevant Bondholder in the relevant Conversion Notice.

7.11	Purchase or Redemption of Reference Stock

The Issuer or any member of the Group may exercise such rights as it may from time to time enjoy to purchase or redeem or buy back any shares of the Issuer (including Reference Stock) or any receipts or certificates representing the same without the consent of the Trustee or the Bondholders.

7.12	No Duty to Monitor

The Trustee shall not be under any duty to monitor whether any event or circumstance has happened or exists which may require an adjustment to be made to the Conversion Price or as to the amount of any adjustment actually made, and will not be responsible or liable to the Bondholders for any loss arising from any failure by it to do so.

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7.13	Change of Control

Within five business days following the occurrence of a Change of Control, the Issuer shall give notice thereof to the Trustee and to the Bondholders in accordance with Condition 17 (a “Change of Control Notice”). The Change of Control Notice shall contain a statement informing Bondholders of their entitlement to exercise their Conversion Rights as provided in these Conditions and their entitlement to exercise their rights to accept the Change of Control Offer in respect of their Bonds pursuant to Condition 8.7. The Change of Control Notice shall also specify:

7.13.1	all reasonable information in the possession of the Issuer and reasonably obtainable by the Issuer and material to Bondholders concerning the Change of Control;

7.13.2
the Initial Conversion Price immediately prior to the occurrence of the Change of Control and the Conversion Price applicable during the Change of Control Period on the basis of the Initial Conversion Price in effect immediately prior to the occurrence of the Change of Control;

7.13.3	the closing price of the Reference Stock as derived from the Relevant Stock Exchange as at the latest practicable date prior to the publication of the Change of Control Notice;

7.13.4	the last day of the Change of Control Period;

7.13.5	the Change of Control Payment Date; and

7.13.6	such other information relating to the Change of Control as the Trustee may reasonably require.

None of the Trustee, Paying, Transfer and Conversion Agent or the Registrar shall be required to take any steps to monitor or ascertain whether a Change of Control or any event which could lead to a Change of Control has occurred or may occur and will not be responsible or liable to Bondholders or any other person for any loss arising from any failure by it to do so.

7.14	Tax Redemption Event

If a Tax Redemption Event shall occur and the Issuer gives notice thereof to the Trustee and to the Bondholders in accordance with Condition 8.3. the Tax Redemption Notice shall (in addition to specifying the applicable Early Redemption Amount) contain a statement informing Bondholders of their entitlement to exercise their Conversion Rights as provided in these Conditions. The Tax Redemption Notice shall also specify:

7.14.1	all reasonable information in the possession of the Issuer and reasonably obtainable by the Issuer and material to Bondholders concerning the Tax Redemption Event;

7.14.2
the Initial Conversion Price immediately prior to the date of issue of the Tax Redemption Notice and the Conversion Price applicable during the Tax Redemption Event Period on the basis of the Initial Conversion Price in effect immediately prior to the date of the Tax Redemption Notice;

7.14.3	the closing price of the Reference Stock as derived from the Relevant Stock Exchange as at the latest practicable date prior to the publication of the Tax Redemption Notice;

7.14.4	the last day of the Tax Redemption Event Period; and

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7.14.5	such other information relating to the Tax Redemption Event as the Trustee may reasonably require.

None of the Trustee, Paying, Transfer and Conversion Agent or the Registrar shall be required to take any steps to monitor or ascertain whether a Tax Redemption Event or any event which could lead to a Tax Redemption Notice being issued has occurred or may occur and will not be responsible or liable to Bondholders or any other person for any loss arising from any failure by it to do so.

8.	REDEMPTION AND PURCHASE

8.1	Final Redemption

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount on the Final Maturity Date (subject to the Issuer’s right to exercise the Share Redemption Option on the Final Maturity Date pursuant to Condition 8.4). The Bonds may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with Condition 8.2 or Condition 8.3 (subject, in the case of redemption pursuant to Condition 8.3, to the provisions of Condition 8.5) and may only be redeemed, at the option of the Bondholders, prior to the Final Maturity Date in accordance with Condition 8.7.

8.2	Redemption at the Option of the Issuer

On giving not less than 45 nor more than 60 days’ notice (an “Optional Redemption Notice”) to the Trustee and to the Bondholders in accordance with Condition 17, the Issuer may redeem all but not some only of the Bonds on the date (the “Optional Redemption Date”) specified in the Optional Redemption Notice at their principal amount, together with accrued and unpaid interest up to (but excluding) such date if at any time prior to the date the Optional Redemption Notice is given, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 90 per cent. or more in principal amount of the Bonds originally issued.

For the purposes of this Condition, the principal amount of the Bonds originally issued shall be the aggregate of the principal amount of the Bonds, including any Further Bonds issued pursuant to Condition 18 and consolidated and forming a single series with the Bonds.

8.3	Redemption for Taxation Reasons

The Bonds may be redeemed (subject to the provisions of Conditions 7.14 and  8.4) at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice (a “Tax Redemption Notice”) to the Trustee and the Bondholders in accordance with Condition 17 on the date specified in the Tax Redemption Notice (the “Tax Redemption Date”) at its principal amount together with accrued and unpaid interest up to (but excluding) the Tax Redemption Date, if (i) the Issuer satisfies the Trustee immediately prior to the giving of such Tax Redemption Notice that it has or will become obliged to pay additional amounts in respect of any payments of interest in respect of the Bonds as provided or referred to in Condition 10 as a result of any change in, or amendment to, the laws or regulations of Canada or the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Closing Date, and (ii) such obligation cannot be avoided by the Issuer taking commercially reasonable measures available to it (the “Tax Redemption Event”), provided that no such Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Bonds then due. Prior to the publication of any Tax Redemption Notice pursuant to this Condition 8.3, the Issuer shall deliver to the Trustee (a) a certificate signed by two directors of the Issuer stating that the obligation referred to in (1) above cannot be avoided by the Issuer taking reasonable measures available to it and (b) an opinion of independent legal or tax advisers to the effect that such change or amendment has occurred and that the Issuer has or will be obliged to pay such additional amounts as a result thereof (irrespective of whether such amendment or change is then effective) and the Trustee shall accept (without liability for so doing) such certificate and opinion as sufficient evidence of the satisfaction of the condition precedent set out in (i) and (ii) above, in which event it shall be conclusive and binding on the Bondholders.

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8.4	Share Redemption Option

8.4.1	Provided no Event of Default has occurred and is continuing, the Issuer shall have the right to redeem each Bond on the Final Maturity Date by electing (at its sole discretion) to:

(a)	make a cash payment of the principal amount of each Bond; or

(b)
(i) deliver a number of shares of Reference Stock per US$200,000 in principal amount of Bonds (at its sole discretion) which number of shares shall be no greater than US$200,000 divided by the Initial Conversion Price (as adjusted by Condition 7.2) (the “Redemption Shares”); and

(ii) pay the Additional Cash Amount (if any)

(the “Share Redemption Option”).

The “Additional Cash Amount” means the difference between (i) the principal amount of the Bond and (ii) 95 per cent. of the product (rounded to the nearest forth decimal) of (x) the Redemption Market Price and (y) the number of Redemption Shares, such product being converted into US dollars at the Prevailing Rate on the day of calculation as determined by the Paying, Transfer and Conversion Agent. For the avoidance of doubt no payment shall be required if the amount in (ii) is greater than the amount in (i).

8.4.2	The Issuer may exercise the Share Redemption Option by giving notice to the Trustee and the Bondholders in accordance with Condition 17 (the “Share Redemption Option Notice”).

8.4.3
The Share Redemption Option Notice must be published not less than 30 calendar days and not more than 60 calendar days prior to the Final Maturity Date and state either that there is to be a cash payment per bond or state the number of Redemption Shares per Bond.

8.4.4
Not later than the Final Maturity Date, the Issuer shall notify the Trustee and the Bondholder in accordance with Condition 17 (where Redemption Shares are to be issued) of the number of Redemption Shares to be delivered in relation to each US$200,000 in principal amount of Bonds and the Additional Cash Amount (if any) payable in relation to each US$200,000 in principal amount of Bonds.

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8.4.5	Bonds must be surrendered prior to the issue of Redemption Shares.

8.4.6	No interest shall accrue on any Additional Cash Amount. In relation to the delivery of Redemption Shares, Condition 7.8 shall apply mutatis mutandis.

8.4.7	If any Event of Default shall occur and be continuing prior to the delivery of the Redemption Shares the relevant Bonds shall be redeemed for cash in accordance with Condition 8.1.

8.4.8
The Issuer shall be entitled to waive at any time prior to the exercise of the Share Redemption Option the right to exercise the Share Redemption Option by giving notice in accordance with Condition 17.

8.5	Bondholders’ Tax Option

If the Issuer gives a Tax Redemption Notice as provided in Condition 8.3, each Bondholder will have the right to elect that his Bond(s) shall not be redeemed or converted pursuant to such Tax Redemption Notice and that the provisions of Condition 10 shall not apply in respect of any payment of interest to be made in respect of such Bond(s) which falls due after the relevant Tax Redemption Date, whereupon no additional amounts as provided or referred to in Condition 10 shall be payable in respect thereof pursuant to Condition 10, and all payments of interest to be made in respect of the Bonds shall be made subject to the deduction or withholding of Canadian or United Kingdom (as the case may be) taxation required to be withheld or deducted. To exercise a right pursuant to this Condition 8.5, the relevant Bondholder must deliver such Bond(s) (if applicable) together with a duly completed and signed notice of election in the form (for the time being current) obtainable from the specified office of any Paying, Transfer and Conversion Agent (a “Bondholder’s Tax Exercise Notice”) on or before the date falling 15 days prior to the Tax Redemption Date at the specified office of any Paying, Transfer and Conversion Agent.

8.6	Redemption Notices

Any Optional Redemption Notice or Tax Redemption Notice shall (subject in the case of Condition 8.3) be irrevocable. Any such notice shall specify (i) the Optional Redemption Date or, as the case may be, the Tax Redemption Date, and the applicable Early Redemption Amount, which shall be a business day, (ii) the Conversion Price, (iii) the aggregate principal amount of the Bonds Outstanding and the closing price of the Reference Stock as derived from the Relevant Stock Exchange, in each case as at the latest practicable date prior to the publication of the Optional Redemption Notice or Tax Redemption Notice, and (iv) the last day on which Conversion Rights may be exercised by Bondholders and (v) the amount of accrued interest payable in respect of each Bond on the Optional Redemption Date or Tax Redemption Date as applicable.

8.7	Redemption at the Option of Bondholders upon a Change of Control

Following the occurrence of a Change of Control, the Issuer will make an offer (the “Change of Control Offer”), in writing to each Bondholder (with a copy to the Trustee), to purchase each Bond on the terms set out herein (the “Change of Control Offer Notice”). Pursuant to the Change of Control Offer Notice, the Issuer will be required to offer payment in cash equal to the principal amount of each Bond together with accrued and unpaid interest up to (but excluding) the Change of Control Payment Date (the “Change of Control Offer Price”). To exercise their right to accept the Change of Control Offer, the holder of the relevant Bond must deliver the Certificate relating to such Bond(s) to the specified office of the Registrar or any Paying, Transfer and Conversion Agent, together with a duly completed and signed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying, Transfer and Conversion Agent (a “Change of Control Payment Exercise Notice”), at any time during the Change of Control Period. The “Change of Control Payment Date” shall be the fourteenth calendar day after the expiry of the Change of Control Period.

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Payment in respect of any such Bond shall be made by transfer to a US dollar account with a bank in Toronto or London as specified by the relevant Bondholder in the relevant Change of Control Payment Exercise Notice.

A Change of Control Payment Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem all Bonds the subject of Change of Control Payment Exercise Notices delivered as aforesaid on the Change of Control Payment Date.

8.8	Purchase

Subject to the requirements (if any) of any stock exchange on which the Bonds may be admitted to listing and trading at the relevant time and subject to compliance with applicable laws and regulations, the Issuer or any member of the Group may at any time purchase any Bonds in the open market or otherwise at any price. Such Bonds may be held, re-sold or reissued or, at the option of the relevant purchaser, surrendered to any Paying, Transfer and Conversion Agent for cancellation.

8.9	Cancellation

All Bonds which are redeemed or in respect of which Conversion Rights are exercised will be cancelled and may not be reissued or resold. Bonds purchased by the Issuer or any member of the Group may be surrendered to any Paying, Transfer and Conversion Agent for cancellation and, if so surrendered, shall be cancelled.

8.10	Multiple Notices

If more than one notice of redemption is given pursuant to this Condition 8, the first of such notices to be given shall prevail.

9.	PAYMENTS

9.1	Principal

Payment of principal in respect of the Bonds and payment of accrued interest payable on redemption of the Bonds (other than on an Interest Payment Date) will be made to the persons shown in the Register at the close of business on the Record Date and subject to the surrender of the certificate issued in respect of the relevant Bond at the specified office of any Paying, Transfer and Conversion Agent by transfer to a US$ account maintained by the payee with a bank in Toronto or London.

Payment of all other amounts will be made as provided in these Conditions.

9.2	Payments Subject to Fiscal Laws

All payments in respect of the Bonds are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to Condition 10.

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9.3	Presentation Date

A holder shall be entitled to present a Bond for payment only on a Presentation Date and shall not be entitled to any further interest or other payment if the due date for payment is not a Presentation Date or if the relevant Bond is presented for payment after the due date.

9.4	Paying, Transfer and Conversion Agents, etc.

The initial Paying, Transfer and Conversion Agents and their initial specified offices are listed in the Trust Deed. The Issuer reserves the right under the Agency Agreement at any time, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying, Transfer and Conversion Agent and appoint additional or other Paying, Transfer and Conversion Agents, provided that it will (i) maintain a Principal Paying, Transfer and Conversion Agent, (ii) maintain a Paying, Transfer and Conversion Agent (which may be the Principal Paying, Transfer and Conversion Agent) with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive (to the extent that at least one member state does not require a Paying, Transfer and Conversion Agent with an office in that member state to so withhold or deduct amounts for or on account of tax, whether pursuant to European Council Directive 2003/48/EC, under the laws of that member state or otherwise) and (iii) maintain a Paying, Transfer and Conversion Agent with a specified office in at least two major European cities approved by the Trustee (which may, for the avoidance of doubt, be the same Paying, Transfer and Conversion Agent maintained for the purposes of sub-paragraph (ii)). Notice of any change in the Paying, Transfer and Conversion Agents or their specified offices will promptly be given by the Issuer to the Bondholders in accordance with Condition 17.

9.5	No Charges

None of the Paying, Transfer and Conversion Agents shall make or impose on a Bondholder any charge or commission in relation to any payment in respect of the Bonds or any conversion of the Bonds.

9.6	Fractions

When making payments to Bondholders, if the relevant payment is not of an amount which is a whole multiple of the smallest unit of the relevant currency in which such payment is to be made, such payment will be rounded down to the nearest unit.

9.7	Common Share Interest Payment Election

The Issuer may elect, subject to regulatory approval (including the approval of the TSX) and provided that no Event of Default has occurred and is continuing, from time to time to satisfy its obligation to pay all or any part of the interest on the Bonds (the "Interest Obligation"), on the relevant Interest Payment Date, by procuring (i) the sale of a number of shares of Reference Stock, (ii) the delivery to the Share Trustee-Custodian of the proceeds of the sale of the Reference Stock along with cash (if any) from the Issuer in sufficient amount to satisfy all or any part, as the case may be, of the Interest Obligation, and (iii) the payment to Bondholders of the proceeds and cash (if any), in accordance with the terms of the Trust Deed.

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10.	TAXATION

All payments of principal and interest by or on behalf of the Issuer in respect of the Bonds shall be made free and clear of, and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Canada or the United Kingdom or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law.

If any such withholding or deduction is required to be made, the Issuer will pay such additional amounts as will result in the receipt by the Bondholders of the amounts which would otherwise have been receivable had no such withholding or deduction been required, except that no such additional amount shall be payable in respect of any Bond:

(a)
to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of the holder having some connection with Canada or the United Kingdom, as the case may be, otherwise than merely by holding the Bond; or

(b)
(in the case of a payment on redemption) if the Bond is surrendered more than 30 days after the Relevant Date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Bond for payment on the last day of the period of 30 days following the Relevant Date; or

(c)
where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law (whether or not of a Member State of the European Union) implementing or complying with, or introduced in order to conform to, such Directive; or

(d)	presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying, Transfer and Conversion Agent.

References in these Conditions and the Trust Deed to principal and/or interest shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

This Condition 10 shall not apply in respect of payments of interest on any Bonds which are the subject of an election by the relevant Bondholder pursuant to Condition 8.3.

11.	EVENTS OF DEFAULT

The Trustee at its discretion may, and if so requested by holders of not less than 25 per cent. in principal amount of the Bonds then Outstanding or if so directed by an Extraordinary Resolution of the Bondholders shall (subject in each case to it being indemnified and/or prefunded and/or secured to its satisfaction), give notice in writing to the Issuer that the Bonds are, and they shall immediately become, due and payable at their principal amount together with accrued and unpaid interest, if any of the following events (each an “Event of Default”) shall have occurred and is continuing:

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11.1
Non-Payment: (i) the Issuer fails to pay all or any part of the principal of any of the Bonds when the same shall become due and payable, whether at maturity, upon redemption or otherwise; or (ii) the Issuer fails to pay any interest in respect of any of the Bonds as and when the same shall become due and payable, and such failure continues for a period of thirty calendar days;

11.2
Conversion Rights: subject to Condition 7.8.3, the Issuer fails to deliver or procure the delivery of the Reference Stock when the same shall become deliverable upon the conversion of any Bonds in accordance with Condition 7.8 or 7.9 and such failure continues for a period of 10 calendar days;

11.3
Breach of Other Obligations: the Issuer defaults in the performance or observance of or compliance with any of its other obligations set out in the Bonds or the Transaction Documents which default, in each case, continues for more than 30 calendar days after the date on which written notice specifying such failure shall have been given to the Issuer by the Trustee (except where the Trustee shall have certified to the Issuer that it considers such default to be incapable of remedy, where no such notice or continuation shall be required);

11.4
Enforcement Proceedings: a distress, attachment or execution (other than distraint or attachment imposed by any government, authority or agent prior to enforcement foreclosure) is levied against, or an encumbrancer takes possession of all or a substantial part of the property or assets of the Issuer or all or a substantial part of the property or assets of any Restricted Subsidiary and is not (i) discharged or stayed within 60 calendar days in the case of the Issuer and 90 calendar days in the case of a Restricted Subsidiary; or (ii) being contested in good faith on the basis of legal advice provided by reputable independent counsel in the relevant jurisdiction or jurisdictions and by appropriate proceedings;

11.5
Security Enforced: a receiver, administrative receiver, administrator, manager or other similar officer is appointed over the whole or a substantial part of the undertaking, property or assets of the Issuer or any Restricted Subsidiary and in any such case such possession or appointment is not stayed or terminated or the debt on account of which such possession was taken or appointment made is not discharged or satisfied within 60 calendar days in the case of the Issuer and 90 calendar days in the case of a Restricted Subsidiary of such appointment or the issue of such order;

11.6
Insolvency: the Issuer or any Restricted Subsidiary (i) enters into any negotiations relating to the restructuring or rescheduling of its Indebtedness following an event of default under the Credit Agreement; or (ii) is unable or admits inability to pay its debts as they fall due or stops, suspends or threatens to stop or suspend payment of all or a substantial part of its debts as they mature; or (iii) applies for or consents to the appointment of an administrator, administrative receiver, liquidator, manager or receiver or other similar officer in respect of the Issuer or any Restricted Subsidiary or over the whole or substantially all of the undertaking, property, assets or revenues of the Issuer or any Restricted Subsidiary; or (iv) proposes or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors in respect of any of such debts or a moratorium is agreed or declared or comes into effect in respect of or affecting all or substantially all the debts of the Issuer or any Restricted Subsidiary, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (x) on terms approved by the Trustee or by an Extraordinary Resolution of the Bondholders or (y) in the case of a Restricted Subsidiary, not arising out of the insolvency of such Restricted Subsidiary and under which all or substantially all of its assets are transferred to another member or members of the Group or to a transferee or transferees which immediately upon such transfer become(s) a Restricted Subsidiary;

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11.7
Winding-up, Disposals: (a) an administrator is duly appointed, an order is made by a competent court or an effective resolution passed for the winding-up or dissolution or administration of the Issuer or any Restricted Subsidiary (and where possible is not discharged within 15 days), or the Issuer or any Restricted Subsidiary ceases or threatens to cease to carry on all or substantially all of its business or operations, or (b) the Issuer or any Restricted Subsidiary sells or disposes of all or substantially all of its assets or business whether as a single transaction or a number of transactions, related or not, other than a disposal of assets or business on arm’s length terms by the Issuer or such Restricted Subsidiary as the case may be;

11.8
Expropriation: any governmental authority or agency condemns, seizes, compulsorily purchases or expropriates (excluding any distraint or attachment prior to enforcement or foreclosure) all or substantially all of the assets or shares of the Issuer or any Restricted Subsidiary other than for Fair Market Value;

11.9	Illegality: it is or will become unlawful for the Issuer to perform or comply with any one or more of its obligations under any of the Bonds or the Transaction Documents; or

11.10
Analogous Events: any event occurs which under the laws of Canada or, in the case of any Restricted Subsidiary, the laws of the relevant Restricted Subsidiary’s place of incorporation or principal place of business has an analogous effect to any of the events referred to in paragraphs 11.4 to 11.7 above, provided that the Trustee shall (in the case of paragraphs 11.3, 11.9 and 11.10 above and paragraphs 11.4 to 11.8 above, only as they relate to a Restricted Subsidiary) have certified that, in its opinion, such event is materially prejudicial to the interests of the Bondholders.

12.	UNDERTAKINGS

12.1	Undertakings of the Issuer

Whilst any Conversion Right remains exercisable, the Issuer irrevocably undertakes to do the following, save with the approval of an Extraordinary Resolution or unless otherwise required by applicable laws and regulations:

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12.1.1
issue, allot and deliver Reference Stock on exercise of Conversion Rights and at all times keep available for issue free from pre-emptive or other similar rights such number of shares of Reference Stock as would enable the Conversion Rights and all other rights of subscription and exchange for and conversion into Reference Stock to be satisfied in full in accordance with these Conditions;

12.1.2	not issue or pay up any Securities, in either case by way of capitalisation of profits or reserves, other than:

(a)
by the issue of fully paid Reference Stock or other Securities to the Shareholders and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive Reference Stock or other Securities on a capitalisation of profits or reserves; or

(b)
by the issue of Reference Stock paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend; or

(c)
by the issue of fully paid equity securities (other than Reference Stock) to the holders of equity securities of the same class and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive equity securities (other than Reference Stock); or

(d)
by the issue of Reference Stock or any equity securities to, or for the benefit of, any employee or former employee, director or executive holding or formerly holding executive office of the Issuer or any of its Subsidiaries or any associated company or to trustees or nominees to be held for the benefit of any such person, in any such case pursuant to an employee, director or executive share or option scheme whether for all employees, directors, or executives or any one or more of them, unless, in any such case, the same constitutes a Dividend or otherwise gives (or, in the case of an issue or payment up of Securities in connection with a Change of Control, will give) rise to an adjustment to the Initial Conversion Price or is (or, in the case of any issue or payment up of Securities in connection with a Change of Control, will be) otherwise taken into account for the purposes of determining whether such an adjustment should be made;

12.1.3
use all reasonable endeavours to not in any way modify the rights attaching to the Reference Stock with respect to voting, dividends or liquidation nor issue any other class of equity securities carrying any rights which are more favourable than such rights attaching to the Reference Stock but so that nothing in this Condition 12.1.3 shall prevent:

(a)
the issue of any equity securities to employees (including officers, directors and consultants) whether of the Issuer or any of the Issuer’s Subsidiaries or associated companies or to a trustee or trustees to be held for the benefit of any such person, in any such case pursuant to any stock option plan, stock purchase plan or stock bonus plan approved by the Shareholders or any dividend reinvestment plan of the Issuer in effect, or similar plan or scheme to the foregoing.

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(b)	any consolidation, reclassification or subdivision of the Reference Stock or the conversion of any Reference Stock into securities or vice versa; or

(c)	any modification of such rights which is not, in the determination in good faith of an Independent Financial Adviser, materially prejudicial to the interests of the holders of the Bonds; or

(d)
any alteration to the articles of the Issuer made in connection with the matters described in this Condition 12 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of Securities, including Reference Stock, dealt with under such procedures); or

(e)
any issue of equity securities where the issue of such equity securities results or would, but for relating to roundings or the carry forward of adjustments or, where comprising Reference Stock, the fact that the consideration per Common Share receivable therefor is at least 92.5 per cent. of the Current Market Price per Common Share on the relevant date, otherwise result, in an adjustment to the Conversion Price; or

(f)
any issue of equity securities or modification of rights attaching to the Reference Stock where prior thereto the Issuer shall have instructed an Independent Financial Adviser to determine in good faith what (if any) adjustments should be made to the Initial Conversion Price as being fair and reasonable to take account thereof and such Independent Financial Adviser shall have determined in good faith either that no adjustment is required or that an adjustment to the Initial Conversion Price is required and, if so, the new Initial Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly); or

(g)
without prejudice to Condition 7.2.9 and Condition 8.7, the amendment of the articles of the Issuer following a Change of Control to ensure that any Bondholder exercising its Conversion Right after the occurrence of a Change of Control will receive the same consideration for the Reference Stock arising on conversion as it would have received had it exercised its Conversion Right at the time of the occurrence of the Change of Control; or

(h)
without prejudice to any rule of law or legislation (including applicable regulations made under the Canada Business Corporations Act or any other provision of that or any other legislation), the conversion of Reference Stock into, or the issue of any Reference Stock in, uncertificated form (or the conversion of Reference Stock in uncertificated form to certificated form) or the amendment of the articles of the Issuer to enable title to securities in the Issuer (including Reference Stock) to be evidenced and transferred without a written instrument or any other alteration to the articles of the Issuer made in connection with the matters described in this Condition 12.1.3 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of Securities, including Reference Stock, dealt with under such procedures);

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12.1.4
not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on conversion of the Bonds, Reference Stock could not, under any applicable law then in effect, be legally issued as fully paid;

12.1.5
not reduce its issued share capital or capital redemption reserve or any uncalled liability in respect thereof except (1) pursuant to the terms of issue of the relevant share capital or (2) by means of a purchase or redemption of share capital of the Issuer or (3) as permitted by the Canada Business Corporations Act, as applicable, or (4) where the reduction does not involve any distribution of assets to Shareholders or (5) by way of transfer to reserves as permitted under applicable law or (6) where the reduction is permitted by applicable law and the Trustee is advised by an Independent Financial Adviser, acting as an expert, that the interests of the Bondholders will not be materially prejudiced by such reduction or (7) where the reduction is permitted by applicable law and results (or, in the case of a reduction in connection with a Change of Control, will result) in an adjustment to the Initial Conversion Price or is (or, in the case of a reduction in connection with a Change of Control, will be) otherwise taken into account for the purposes of determining whether such an adjustment should be made, provided that, without prejudice to the other provisions of these Conditions, the Issuer may exercise such rights as it may from time to time be entitled pursuant to applicable law to purchase, redeem or buy back its Reference Stock and any depositary or other receipts or certificates representing Reference Stock without the consent of Bondholders;

12.1.6
if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associates (as defined in section 1(1) of Securities Act (Ontario) or any modification or re-enactment thereof) of the offeror) to acquire all or a majority of the issued Common Share capital of the Issuer, or if a plan is proposed with regard to such acquisition, give notice of such offer or plan to the Trustee and the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as reasonably practicable thereafter) that details concerning such offer or plan may be obtained from the specified offices of the Paying, Transfer and Conversion Agents and, where such an offer or plan has been recommended by the Board of Directors of the Issuer, or where such an offer has become or been declared unconditional in all respects or such plan has become effective, use its reasonable endeavours to procure that a like offer or plan is extended to the holders of any Reference Stock issued during the period of the offer or plan arising out of the exercise of the Conversion Rights by the Bondholders and/or to the holders of the Bonds (which like offer or plan in respect of such Bondholders shall entitle any such Bondholders to receive the same type and amount of consideration it would have received had it held the number of shares of Reference Stock to which such Bondholder would be entitled assuming it were to exercise its Conversion Rights in the relevant Change of Control Period);

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12.1.7
ensure that the Reference Stock issued upon conversion of the Bonds will as soon as practicable be admitted to trading on the NYSE and the TSX in accordance with their respective rules, and shall use commercially reasonable efforts to maintain or cause the maintenance of such listing on either the TSX or the NYSE in accordance with their respective rules provided that, (i) if at any time the Issuer determines that it can no longer reasonably comply with the requirements for listing the Reference Stock on the TSX or the NYSE, or if maintenance of such listing becomes unduly onerous, it will not be required to maintain a listing of the Reference Stock on the TSX or the NYSE and, if it is no longer listed on  both the NYSE and the TSX, it will obtain and maintain a listing of such Reference Stock on another Recognized Stock Exchange, and (ii) in  connection with the completion of a merger, amalgamation, arrangement, business combination or take-over bid involving the Issuer, the Issuer shall use commercially reasonable efforts to ensure that the shares of the successor entity to the Issuer are listed on the TSX or the NYSE or another Recognized Stock Exchange and that appropriate amendments are made to these Conditions and the Trust Deed as are necessary, to the reasonable satisfaction of the Trustee, to ensure that the Bonds may be converted into shares of such successor entity, mutatis mutandis, in accordance with and subject to these Conditions as so amended;

12.1.8
 as soon as reasonably practical after the Closing Date, deliver to the UKLA, for its approval, copies of the Offering Circular and to take such other steps as may be reasonably required for the purpose of obtaining a listing of the Bonds on the PSM. For so long as any Bond remains Outstanding, use all reasonable endeavours to maintain such listing of the Bonds on the Professional Securities Market, provided that, if at any time the Issuer determines that it is unable to list or can no longer reasonably comply with the requirements for listing the Bonds on the Professional Securities Market, or if maintenance of such listing becomes unduly onerous, it will not be required to obtain or maintain a listing of the Bonds on the Professional Securities Market and will use all reasonable endeavours to obtain and maintain a listing of such Bonds on another Recognized Stock Exchange: and

12.1.9
subject to the provisions of Conditions 7.2.12, 7.2.13 and 7.2.14, prior to effecting or permitting any corporate action which would require an adjustment to the Initial Conversion Price pursuant to Condition 7.2, the Issuer will obtain any necessary approval from the TSX, the NYSE and any other Relevant Stock Exchange for such adjustment to the Conversion Price and for any required additional listing of Reference Stock and other Securities issuable upon exercise of Conversion Rights of Bonds then Outstanding.

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12.2	Compliance Certificates

The Issuer has undertaken in the Trust Deed to deliver to the Trustee at least annually a certificate signed by two of its directors or authorised officers, as to there not having occurred an Event of Default or Potential Event of Default (as defined in the Trust Deed) since the date of the last such certificate which is continuing or if such event has occurred and is continuing as to the details of such event. The Trustee will be entitled to rely on such certificate and shall not be obliged to independently monitor compliance by the Issuer with the undertakings set forth in this Condition 12, nor be liable to any person for relying on such certificates.

13.	PRESCRIPTION

Claims in respect of principal and interest will become void unless presentation for payment is made as required by Condition 9 within a period of 6 years in the case of principal and five years in the case of interest from the appropriate Relevant Date, subject as otherwise provided in these Conditions.

Claims in respect of any other amounts payable in respect of the Bonds shall be prescribed and become void unless made within 6 years following the due date for payment thereof.

14.	REPLACEMENT OF BONDS

If any Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of any Paying, Transfer and Conversion Agent or the Registrar for the time being subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence and indemnity as the Issuer, the Paying, Transfer and Conversion Agent and the Registrar may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

15.	MEETINGS OF BONDHOLDERS, MODIFICATION AND WAIVER, SUBSTITUTION

15.1	Meetings of Bondholders

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if requested in writing by Bondholders holding not less than 10 per cent. in principal amount of the Bonds for the time being Outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be two or more persons holding or representing a clear majority in principal amount of the Bonds for the time being Outstanding (or not less than two thirds in principal amount of the Bonds for the time being Outstanding at any meeting of which includes any of the matters specified in the proviso to paragraph 16 of Schedule 4 to the Trust Deed being (i) changing the maturity date of the Bonds; or (ii) reducing or cancelling the principal amount of, or interest on, the Bonds or changing the method of calculation thereof; or (iii) changing the currency of any payment in respect of the Bonds; or (iv) cancelling or modifying the right to convert the Bonds into Reference Stock (except in accordance with the Conditions) or cancelling or modifying the Change of Control provisions or modifying the circumstances in which the Bonds may be converted at the option of the Issuer or shortening the Conversion Period; or (v) modifying the provisions concerning the quorum required at a meeting of Bondholders or the majority required to pass an Extraordinary Resolution or sign a resolution in writing; or (vi) changing the governing law of the Bonds; or (vii) amending any of the aforementioned provisions), or at any adjourned meeting one or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented, unless the business of such meeting includes any of the matters specified in the proviso to paragraph 16 of Schedule 4 to the Trust Deed (as set out above) in which case the necessary quorum will be two or more persons holding or representing not less than one third in principal amount of the Bonds for the time being Outstanding. Any Extraordinary Resolution duly passed at a meeting of Bondholders shall be binding on all Bondholders (whether or not they were present at the meeting at which such resolution was passed).

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The Trust Deed provides that a resolution in writing signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of Bondholders duly convened and held.

15.2	Modification and Waiver

The Trustee may agree, without the consent of the Bondholders to (i) any modification of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds or these Conditions, which in the opinion of the Trustee is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law, and (ii) any other modification to the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds or these Conditions (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds or these Conditions, which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. The Trustee may, without the consent of the Bondholders, determine any Event of Default should not be treated as such, provided that, in the opinion of the Trustee, the interests of Bondholders will not be materially prejudiced thereby. Any such modification, authorisation, waiver or determination shall be binding on the Bondholders and, if the Trustee so requires, shall be notified to the Bondholders promptly in accordance with Condition 17.

15.3	Substitution

The Trust Deed contains provisions permitting the Trustee to agree, without the consent of the Bondholders, to the substitution of certain other entities in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds, subject to (i) the Bonds continuing to be convertible into Reference Stock, mutatis mutandis, as provided in these Conditions, with such amendments as the Trustee shall consider appropriate, (ii) the Trustee being satisfied that the interests of the Bondholders will not be materially prejudiced by the substitution and (iii) certain other conditions set out in the Trust Deed being complied with. In the case of such a substitution the Trustee may agree, without the consent of the Bondholders, to a change of the law governing the Bonds and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Bondholders.

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15.4	Entitlement of the Trustee

Where, in connection with the exercise or performance of any right, power, trust, authority, duty or discretion under or in relation to these Conditions (including, without limitation, in relation to any modification, waiver, authorisation, determination or substitution as referred to above), the Trustee shall have regard to the interests of the Bondholders as a class but shall not have regard to any interests arising from circumstances particular to individual Bondholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise or performance for individual Bondholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political subdivision thereof and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Bondholders.

15.5	Regulatory Approval

Any modification of any of the provisions of the Trust Deed or trust deed supplemental to the Trust Deed is subject to the approval of the Relevant Stock Exchange, the TSX and any other applicable securities regulatory authority before such modification becomes effective.

15.6	Enforcement

The Trustee may at any time, at its discretion and without notice, take such steps, actions or proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed and the Bonds, but it shall not be bound to take any such steps, proceedings or any other action in relation to the Trust Deed or the Bonds unless (i) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding, and (ii) it shall have been indemnified and/or secured and/or prefunded to its satisfaction. No Bondholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

16.	THE TRUSTEE

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including relieving it from taking any actions, steps or proceedings unless indemnified and/or secured and/or prefunded to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer without accounting for any profit.

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Subject to the terms of the Trust Deed, the Trustee may rely without liability to Bondholders on a report, confirmation or certificate or any advice of any accountants, financial advisers, financial institution or other expert, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee may accept and shall be entitled to rely on any such report, confirmation or certificate or advice and such report, confirmation or certificate or advice shall be binding on the Issuer, the Trustee and the Bondholders in accordance with the terms of the Trust Deed.

17.	NOTICES

Notices to Bondholders will be valid if published through the electronic communication system of Bloomberg. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

18.	FURTHER ISSUES

The Issuer may from time to time without the consent of the Bondholders create and issue further securities, either having the same terms and conditions as the Bonds in all respects (or in all respects except for the first payment of interest on them and the first date on which Conversion Rights may be exercised) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Bonds) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Bonds include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Bonds. Any further securities forming a single series with the outstanding securities of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other securities may (with the consent of the Trustee), be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of securities of other series where the Trustee so decides.

19.	INTEREST ACT CANADA

For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under the Bonds is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be.

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20.	UK CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of the Bonds under the UK Contracts (Rights of Third Parties) Act 1999.

21.	GOVERNING LAW AND JURISDICTION

21.1	Governing Law

The Trust Deed, the Bonds and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, English law.

21.2	Jurisdiction

The courts of England have jurisdiction to settle any dispute arising out of or in connection with the Trust Deed or the Bonds (including any dispute relating to the existence, validity or termination of the Trust Deed or the Bonds or any non-contractual obligation arising out of or in connection therewith) (a “Dispute”).

The Issuer has in the Trust Deed irrevocably submitted to the jurisdiction of such courts and has waived any objection to proceedings in relation to a Dispute in such courts whether on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

This submission is made for the benefit of the Trustee and each of the Bondholders and shall not limit the right of any of them to take proceedings in relation to a Dispute in any other court of competent jurisdiction. To the extent allowed by law, the Trustee and the Bondholders may take concurrent proceedings in any number of jurisdictions.

21.3	Agent for Service of Process

The Issuer has irrevocably appointed Fasken Martineau LLP of 17 Hanover Square, London W1S 1HU, United Kingdom as its agent in England to receive service of process in any proceedings in England. Nothing herein or in the Trust Deed shall affect the right to serve process in any other manner permitted by law.

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SCHEDULE 3

FORM OF GLOBAL BOND

ISIN: XS1016699636

Common Code: 101669963

JUST ENERGY GROUP INC.
(incorporated under the laws of Canada)
US$150,000,000 6.5 per cent. Convertible Bonds due 2019

GLOBAL BOND

The Bonds in respect of which this Global Bond is issued are in registered form and form the series designated as specified in the title of the Issuer.

The Issuer hereby certifies that USB Nominees (UK) Limited is, at the date hereof, entered in the Register as the holder of Bonds in the principal amount of US$150,000,000 or such other amounts as is reflected in Schedule A to this Global Bond and shown on the Register as being represented by this Global Bond and is duly endorsed (for information purposes only) in the third column of Schedule A to this Global Bond. For value received, the Issuer promises to pay the person who appears at the relevant time on the Register as holder of the Bonds in respect of which this Global Bond is issued such amount or amounts as shall become due in respect of such Bonds and otherwise to comply with the Conditions referred to below.

The Bonds are constituted by a Trust Deed dated 29 January 2014 between the Issuer and U.S. Bank Trustees Limited, as trustee (the “Trustee”) and Elavon Financial Services Limited, UK Branch, as Share Trustee-Custodian, and are subject to the Trust Deed and the terms and conditions (the “Conditions”) set out in Schedule 2 to the Trust Deed and herein, as modified by the provisions of this Global Bond. Terms defined in the Trust Deed have the same meaning when used herein.

The Bonds in respect of which this Global Bond is issued are convertible into common shares of the Issuer subject to and in accordance with the Conditions and the Trust Deed.

Owners of interests in the Bonds in respect of which this Global Bond is issued will be entitled to have title to the Bonds registered in their names and to receive individual definitive Bonds if (i) the Common Depositary or any successor to the Common Depositary notifies the Issuer in writing that it is at any time unwilling or unable to continue to act as a depositary and a successor depositary is not appointed by the Issuer within 90 days of receipt of such notice by the Issuer, or (ii) either Euroclear or Clearstream (or any other clearing system (an “alternative clearing system”) as shall have been designated by the Issuer on behalf of which the Bonds evidenced by this Global Bond may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

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In such circumstances, the Issuer will cause sufficient individual definitive Bonds to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant Bondholders. A person with an interest in the Bonds in respect of which this Global Bond is issued must provide the Registrar with a written order containing instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such individual definitive Bonds.

This Global Bond is evidence of entitlement only. Title to the Bonds passes only on due registration in the Register and only the duly registered holder is entitled to payments on Bonds in respect of which this Global Bond is issued.

The Conditions are modified as follows in so far as they apply to the Bonds in respect of which this Global Bond is issued.

Meetings

The registered holder hereof shall be treated as two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each US$200,000 in principal amount of Bonds in respect of which this Global Bond is issued. The Trustee may allow to attend and speak (but not to vote) at any meeting of Bondholders any accountholder (or the representative of any such person) of a clearing system entitled to Bonds in respect of which this Global Bond is issued on confirmation of entitlement and proof of his identity.

Conversion

Subject to the requirements of Euroclear and Clearstream (or any alternative clearing system), the Conversion Right attaching to Bonds in respect of which this Global Bond is issued may be exercised by the presentation of one or more Conversion Notices (by facsimile) duly completed by or on behalf of an accountholder in such system with an entitlement to such Bond. Deposit of this Global Bond with the Conversion Agent together with the relevant Conversion Notice shall not be required. The provisions of Condition 7 of the Bonds will otherwise apply. The exercise of the Conversion Right shall be notified by the Conversion Agent to the Registrar and the holder of this Global Bond.

Trustee’s Powers

In considering the interests of Bondholders while this Global Bond is registered in the name of a nominee for a clearing system the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of Bonds and (b) consider such interests on the basis that such accountholders were the holders of the Bonds in respect of which this Global Bond is issued.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee or the Share Trustee-Custodian, the persons named in a certificate or definitive Bond (if any) of the holder of the Bonds in respect of which this Global Bond is issued shall be recognised as the beneficiaries of the trusts set out in the Trust Deed to the extent of the principal amount of their interest in the Bonds set out in any certificate or definitive Bond (if any) of the holder as if they were themselves the holders of Bonds in such principal amounts.

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For all purposes the Bonds in respect of which this Global Bond is issued, each person who is for the time being shown in the records of Euroclear or of Clearstream as the holder of a particular principal amount of such Bonds (in which regard any certificate or other document issued by Euroclear or Clearstream as to the principal amount of Bonds represented by a Global Bond standing to the account of any person shall be conclusive and binding for all purposes) shall be recognised as the holder of such principal amount of Bonds.

Purchase and Cancellation

Cancellation of any Bond required by the Conditions to be cancelled following its redemption, conversion or purchase by the Issuer will be effected by reduction in the principal amount of the Bonds in the Register.

Redemption at Option of the Bondholders

The Bondholders’ options to have the Bonds redeemed early in Condition 8 may be exercised by the holder of this Global Bond giving notice to the Principal Paying, Transfer and Conversion Agent of the principal amount of Bonds in respect of which the option is exercised and presenting this Global Bond for endorsement or exercise within the time limits specified in such Conditions.

Payments

Payments of principal and interest (if any) in respect of Bonds represented by this Global Bond will be made against presentation and, if no further payment falls to be made in respect of the Bonds, surrender of this Global Bond to or to the order of the Principal Paying, Transfer and Conversion Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose.  Payments of interest in respect of Bonds shall be endorsed by the Principal Paying, Transfer and Conversion Agent in Schedule B to this Global Bond.

Transfers

Transfers of interests in the Bonds with respect to which this Global Bond is issued shall be made in accordance with the Agency Agreement.

Transfers of interests in the Bonds with respect to which this Global Bond is issued shall be effected through the records of Euroclear and Clearstream and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream and their respective direct and indirect participants.

Notices

So long as the Bonds are represented by this Global Bond and this Global Bond is held on behalf of Euroclear or Clearstream or an alternative clearing system, notices required to be given to Bondholders may be given by their being delivered to the relevant clearing system for communication by it to entitled accountholders in substitution for notification, as required by the Conditions.

This Global Bond is governed by and shall be construed in accordance with English law.

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IN WITNESS whereof the Issuer has caused this Global Bond to be signed on its behalf.

Dated 29 January 2014

JUST ENERGY GROUP INC.

By: __________________________________

Name:

Title:

Certificate of Authentication

CERTIFIED that the above-named holder is at the date hereof entered in the Register as holder of the above-mentioned principal amount of Bonds.

ELAVON FINANCIAL SERVICES LIMITED

as Registrar

(without recourse, warranty or liability)

By: ____________________________________

Name:

Title:

By: ____________________________________

Name:

Title:

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SCHEDULE A

SCHEDULE OF INCREASE OR REDUCTIONS IN PRINCIPAL AMOUNT OF THE BONDS IN RESPECT OF WHICH THIS GLOBAL BOND IS ISSUED

The following increase or reductions in the principal amount of the Bonds in respect of which this Global Bond is issued have been made as a result of (i) exercise of the Conversion Right attaching to Bonds or (ii) redemption of Bonds or (iii) issue of definitive Bonds in respect of the Bonds or (iv) purchase and cancellation of Bonds:

Date of Conversion/ Redemption/ Purchase and cancellation/ issue of definitive Bonds (stating which)	Amount of increase/ decrease in principal amount of Bonds	Principal amount of Bonds following such increase/decrease	Notation made by or on behalf of the Registrar

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SCHEDULE B

INTEREST PAYMENTS IN RESPECT OF THIS GLOBAL BOND

The following payments of interest in respect of this Global Bond and the Bonds represented by this Global Bond have been made:

Date made	Amount of interest due and payable	Amount of interest paid	Notation made by or on behalf of the Principal Paying, Transfer and Conversion Agent

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SCHEDULE 4

PROVISIONS FOR MEETINGS OF BONDHOLDERS

1.

(a)
A holder of a Bond may by an instrument in writing (a “form of proxy”) in the form available from the Specified Office of any Agent in English signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to any Agent not later than 48 hours before the time fixed for any meeting, appoint any person (a “proxy”) to act on the holder’s behalf in connection with any meeting or proposed meeting of Bondholders.

(b)
A holder of a Bond which is a corporation may by delivering to any Agent not later than 48 hours before the time fixed for any meeting a resolution of its Directors or other governing body in English authorise any person to act as its representative (a “representative”) in connection with any meeting or proposed meeting of Bondholders.

(c)
Any proxy appointed pursuant to sub-paragraph 1(a) above or representative appointed pursuant to sub-paragraph 1(b) above shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder.

(d)	“block voting instruction” shall mean a document in the English language issued by the Principal Paying, Transfer and Conversion Agent and dated, in which:

(i)	it is certified that Bonds are registered in the books and records maintained by the Registrar in the names of specified registered holders;

(ii)
it is certified that each holder of such Bonds or a duly authorised agent on the holder’s behalf has instructed the Principal Paying, Transfer and Conversion Agent that the vote(s) attributable to the holder’s Bonds so deposited or registered should be cast in a particular way in relation to the resolution or resolutions to be put to such meeting or any adjournment thereof and that all such instructions are, during the period of 48 hours prior to the time for which such meeting or adjourned meeting is convened, neither revocable nor subject to amendment but without prejudice to the provisions of paragraph 1(b);

(iii)
the total number and the identifying numbers of the Bonds so registered are listed, distinguishing with regard to each such resolution between those in respect of which instructions have been given as aforesaid that the votes attributable thereto should be cast in favour of the resolution and those in respect of which instructions have been so given that the votes attributable thereto should be case against the resolution; and

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(iv)
any person named in such document (hereinafter called a “proxy”) is authorised and instructed by the Principal Paying, Transfer and Conversion Agent to cast the votes attributable to the Bonds so listed in accordance with the instructions referred to in (ii) and (iii) above as set out in such document.

(e)
Block voting instructions and forms of proxy shall be valid for so long as the relevant Bonds shall be duly registered in the name(s) of the registered holder(s) certified in the block voting instruction or, in the case of a form of proxy, in the name of the appointor but not otherwise and notwithstanding any other provision of this Schedule and during the validity thereof the proxy shall, for all purposes in connection with any meeting of holders of Bonds, be deemed to be the holder of the Bonds to which such block voting instructions or form of proxy relates.

2.
The Issuer or the Trustee may at any time convene a meeting of Bondholders. If it receives a written request by Bondholders holding at least 10 per cent. in principal amount of the Bonds for the time being outstanding and is indemnified, prefunded and/or secured to its satisfaction against all invoiced costs and expenses, the Trustee shall convene a meeting of Bondholders. Every meeting shall be held at a time and place approved by the Trustee.

3.
At least 21 days’ notice (exclusive of the day on which the notice is given and of the day of the meeting) shall be given to the Bondholders. A copy of the notice shall be given by the party convening the meeting to the other parties. The notice shall specify the date, time and place of meeting, be given in the manner provided in the Conditions and shall specify, unless the Trustee otherwise agrees, the nature of the resolutions to be proposed and shall include a statement to the effect that the holders of Bonds may appoint proxies by executing and delivering a form of proxy in English to the Specified Office of an Agent not later than 48 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution in English of their directors or other governing body and by delivering an executed copy of such resolution to the Agent not later than 48 hours before the time fixed for the meeting.

4.
A person (who may, but need not, be a Bondholder) nominated in writing by the Trustee may act as chairman of a meeting but if no such nomination is made or if the person nominated is not present within 15 minutes after the time fixed for the meeting the Bondholders present shall choose one of their number to be chairman, failing which the Issuer may appoint a chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

5.
At a meeting two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than 10 per cent. in principal amount of the Bonds for the time being outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted unless the requisite quorum is present at the commencement of business. The quorum at a meeting for passing an Extraordinary Resolution shall (subject as provided below) be two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate over 50 per cent. in principal amount of the Bonds for the time being outstanding, provided that the quorum at any meeting the business of which includes any of the matters specified in the proviso to paragraph 16 shall be two or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate over two-thirds in principal amount of the Bonds for the time being outstanding.

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6.
If within 15 minutes from the time fixed for a meeting a quorum is not present the meeting shall, if convened upon the requisition of Bondholders or if the Issuer and the Trustee agree, be dissolved. In any other case it shall stand adjourned to such date, not less than 14 nor more than 42 days later, and to such place as the chairman may decide. At such adjourned meeting two or more persons present in person holding Bonds or being proxies or representatives (whatever the principal amount of the Bonds so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting, provided that at any adjourned meeting at which is to be proposed an Extraordinary Resolution for the purpose of effecting any of the modifications specified in the proviso to paragraph 16 the quorum shall be two or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate over one-third in principal amount of the Bonds for the time being outstanding. If within 15 minutes from the time fixed for a meeting to be adjourned a quorum is not present then the meeting shall be adjourned.

7.
The chairman may with the consent of (and shall if directed by) a meeting adjourn the meeting from time to time and from place to place but no business shall be transacted at an adjourned meeting which might not lawfully have been transacted at the meeting from which the adjournment took place.

8.
At least 10 days’ notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at the adjourned meeting. No notice need, however, otherwise be given of an adjourned meeting.

9.
Each question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) which he may have as a Bondholder or as a holder of a voting certificate or as a proxy or representative.

10.
Unless a poll is (before or on the declaration of the result of the show of hands) demanded at a meeting by the chairman, the Issuer, the Trustee or by one or more persons holding one or more Bonds or being proxies or representatives and holding or representing in the aggregate not less than 2 per cent. in principal amount of the Bonds for the time being outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

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11.
If a poll is demanded, it shall be taken in such manner and (subject as provided below) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

12.	A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

13.
The Issuer and the Trustee (through their respective representatives) and their respective financial and legal advisers may attend and speak at any meeting of Bondholders. No one else may attend or speak at a meeting of Bondholders unless he is the holder of a Bond or is a proxy or a representative.

14.
On a show of hands every holder who is present in person or any person who is present and is a proxy or a representative shall have one vote and on a poll every person who is so present shall have one vote in respect of each US$200,000 principal amount of Bonds held or in respect of which such person is a proxy or a representative. Without prejudice to the obligations of proxies, a person entitled to more than one vote need not use them all or cast them all in the same way.

15.	A proxy need not be a Bondholder.

16.
A meeting of Bondholders shall, subject to the Conditions, in addition to the powers given above, but without prejudice to any powers conferred on other persons by this Trust Deed, have power exercisable by Extraordinary Resolution:

(a)
to sanction any proposal by the Issuer for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Bondholders against the Issuer whether or not such rights arise under this Trust Deed;

(b)	to sanction the exchange or substitution for the Bonds of, or the conversion of the Bonds into, shares, bonds, or other obligations or securities of the Issuer or any other entity;

(c)	to assent to any modification of this Trust Deed or the Bonds which shall be proposed by the Issuer or the Trustee;

(d)	to authorise anyone to concur in and do anything necessary to carry out and give effect to an Extraordinary Resolution;

(e)	to give any authority, direction or sanction required to be given by Extraordinary Resolution;

(f)
to appoint any persons (whether Bondholders or not) as a committee or committees to represent the interests of the Bondholders and to confer on them any powers or discretions which the Bondholders could themselves exercise by Extraordinary Resolution;

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(g)	to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under this Trust Deed;

(h)	to approve a proposed new Trustee and to remove a Trustee; and

(i)	to discharge or exonerate the Trustee from any liability in respect of any act or omission for which it may become responsible under this Trust Deed or the Bonds,

provided that the special quorum provisions contained in the proviso to paragraph 5 and, in the case of an adjourned meeting, in the proviso to paragraph 6 shall apply in relation to any Extraordinary Resolution for the purpose of making any modification to the provisions contained in this Trust Deed or the Bonds which would have the effect of:

(i)	changing the maturity date of the Bonds; or

(ii)	reducing or cancelling the principal amount of, or interest on, the Bonds or changing the method of calculation thereof; or

(iii)	changing the currency of any payment in respect of the Bonds; or

(iv)
cancelling or modifying the right to convert the Bonds into Common Shares (except in accordance with the Conditions) or cancelling or modifying the Change of Control provisions or modifying the circumstances in which the Bonds may be converted at the option of the Issuer or shortening the Conversion Period; or

(v)
modifying the provisions contained in this Schedule concerning the quorum required at a meeting of Bondholders or the majority required to pass an Extraordinary Resolution or sign a resolution in writing; or

(vi)	changing the governing law of the Bonds; or

(vii)	amending this proviso.

17.
An Extraordinary Resolution passed at a meeting of Bondholders duly convened and held in accordance with this Trust Deed shall be binding on all the Bondholders, whether or not present at the meeting, and each of them shall be bound to give effect to it accordingly. The passing of such a resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it.

18.
The expression “Extraordinary Resolution” means a resolution passed at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than two-thirds of the votes cast.

19.
A resolution in writing signed by or on behalf of the holders of not less than 90 per cent. in principal amount of the Bonds who for the time being are entitled to receive notice of a meeting in accordance with these provisions shall for all purposes be as valid as an Extraordinary Resolution passed at a meeting of Bondholders convened and held in accordance with these provisions. Such resolution in writing may be in one document or several documents in like form each signed by or on behalf of one or more of the Bondholders.

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20.
Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting of Bondholders, shall be conclusive evidence of the matters in them. Until the contrary is proved, every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

21.
Subject to all other provisions contained in this Trust Deed the Trustee may without the consent of the Bondholders prescribe such further regulations regarding the holding of meetings and attendance and voting at them or regarding the making of resolutions in writing as the Trustee may in its sole discretion determine including (without limitation) such regulations and requirements as the Trustee thinks reasonable to satisfy itself that persons who purport to make any requisition in accordance with this Trust Deed are entitled to do so and that those who purport to attend or vote at a meeting or to sign a written resolution are entitled to do so.

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SCHEDULE 5

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby transfers the following principal amounts of Bonds and all rights in respect thereof, to the transferee(s) listed below:

Principal Amount transferred	Name, address and account for payments of transferee

Please check one of the following:

☐The undersigned hereby represents, acknowledges and agrees that the Bonds are not being transferred within four months of the issue date thereof.

☐The undersigned hereby represents, acknowledges and agrees that (i) the Bonds are being transferred within four months of the issue date thereof and (ii) such Bonds are either not being transferred to a person in any jurisdiction of Canada or, if they are being transferred to a person in any jurisdiction of Canada, the transferee is an “accredited investor” within the meaning of National Instrument 45-106.

Date:

Certifying Signature:

Name:

Notes:

(a)	A representative of the Bondholder should state the capacity in which he signs e.g. executor.

(b)
The signature of the transferor shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Principal Paying, Transfer and Conversion Agent or the Registrar may require.

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(c)	This form and certificate of transfer should be dated as of the date it is deposited with the relevant Transfer Agent.

(d)
The transferor will be deemed to have represented, acknowledged and agreed that any Bond or beneficial interest therein, or any Common Shares issued upon exchange of the Bonds may be sold, pledged or otherwise transferred only:

(i)	in an offshore transaction meeting the requirements of Rule 903 or 904 or Regulation S;

(ii)	pursuant to an exemption from registration under the Securities Act, if available; or

(iii)	pursuant to an effective registration statement under the Securities Act,

and in each of cases (ii) and (iii), in accordance with applicable securities laws of the states of the United States.

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SCHEDULE 6

FORM OF SUBORDINATION AGREEMENT

THIS AGREEMENT is dated effective as of the ____ day of January, 2014
AMONG:

U.S. BANK TRUSTEES LIMITED, a trust company incorporated under the laws of <@> as trustee under the Trust Deed (in such capacity, and its successors and assigns are herein called the "Trustee")

- and -

CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank, having an office in Toronto, Ontario, as agent for and on behalf of the Senior Creditors under the Intercreditor Agreement, (in such capacity, and its successors and assigns are herein called the "Collateral Agent")

- and -

JUST ENERGY GROUP INC., a corporation incorporated under the federal laws of Canada and having its head office in the City of Mississauga, in the Province of Ontario (together with its successors and permitted assigns, "Just Energy")

RECITALS:

A.
The Trustee is the trustee under a trust deed dated as of January ____, 2014 between Just Energy, the Trustee and Elavon Financial Services Limited, UK Branch (as amended and supplemented from time to time, the "Trust Deed").

B.
The Collateral Agent is the collateral agent under a fifth amended and restated intercreditor agreement dated as of October 2, 2013 among the Collateral Agent, Canadian Imperial Bank of Commerce, as agent for the Lenders and those financial institutions who are now or hereafter become Lenders thereunder, Shell Energy North America (Canada) Inc. and the other Shell Energy Entities party thereto, the entities who are now or hereafter become Other Commodity Suppliers thereunder, Just Energy Ontario L.P.  and Just Energy (U.S.) Corp. as borrowers and the entities who are now or hereafter become Guarantors thereunder (as amended, supplemented or restated from time to time, the "Intercreditor Agreement").

AGREEMENT:

For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties hereto), the parties hereby agree as follows:

1.
In this Agreement, the terms "Affiliate", "Shell Energy Entities", "Guarantors", "Lenders", "Other Commodity Suppliers", "Security", "Security Documents", "Senior Agreements", "Senior Creditors", "Senior Obligations" and "Subsidiary" shall, unless otherwise noted, have the same defined meanings as are attributed to such terms in the Intercreditor Agreement.  For certainty, if the Intercreditor Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned terms shall continue to have the same defined meanings set forth in the Intercreditor Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

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2.	The Trustee represents and warrants to the Collateral Agent that attached hereto as Schedule A is a true and complete copy of the Trust Deed (including all supplements thereto).

3.	The Trustee acknowledges and confirms that:

(a)
the Senior Creditors are entitled to all the rights and benefits of Condition 2.2 of Schedule 2 of the Trust Deed, and, accordingly, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of Just Energy or any Subsidiary or Affiliate thereof to the Senior Creditors or any of them under, pursuant or relating to the Senior Agreements or any Security Document which creates Senior Obligations constitutes "Secured Indebtedness" (as defined in the Trust Deed), whether such obligations, indebtedness and liabilities are from time to time reduced and thereafter increased pursuant to the terms of the Senior Agreements, as such agreements may be refinanced or replaced from time to time;

(b)	it shall not agree to amend the terms of Condition 2.2 of Schedule 2 of the Trust Deed without the prior written consent of the Collateral Agent for and on behalf of the Senior Creditors;

(c)	it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Agreements or the Security Documents, or the relative priority of the Security; and

(d)
the Senior Creditors have the right to extend, renew, revise, restate, modify or amend the terms of the Senior Obligations or the Security, and to release, sell or exchange the Security and otherwise deal freely with Just Energy, all without notice or consent of the Bondholders (as defined in the Trust Deed) or the Trustee and without affecting the liabilities and the obligations of the parties to the Trust Deed, the Bondholders (as defined in the Trust Deed) or the Trustee.

4.	Just Energy acknowledges that this Agreement is a "Security Document" under the Intercreditor Agreement.

5.	The address for notices hereunder of each of the Collateral Agent, the Agent, the Trustee and Just Energy shall be as follows:

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(a)	If to the Collateral Agent:

Canadian Imperial Bank of Commerce
Brookfield Place
161 Bay Street, 8th Floor
Toronto, Ontario
M53 2S8

Attention:                      Agent Administration
Telecopy:                      (416) 956-3830

(b)	If to the Trustee:

U.S. Bank Trustees Limited
125 Old Broad Street
London EC2N 1AR
United Kingdom

Attention:                      Structured Finance Relationship Management
Telecopy:                      +44 20 7365 2577

(c)	If to Just Energy:

Just Energy Group Inc.
6345 Dixie Road
Mississauga, Ontario
L5T 2E6

Attention:                      President and CEO
Telecopy:                      (905) 670-8579

A recipient may change its said address or telecopy number for notices hereunder by notice to the other recipient.

6.
Each of the Trustee and Just Energy shall, at the request of the Collateral Agent but at the expense of Just Energy do all such further acts and things and execute and deliver all such further documents as the Collateral Agent may reasonably require in order to fully perform and carry out the terms of this Agreement.

7.
This Agreement shall be binding upon the Trustee and Just Energy and their respective successors and permitted assigns, and shall enure to the benefit of the Senior Creditors and each of their respective successors and assigns.

8.
This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

9.	This Agreement shall be governed by the laws of Ontario and the laws of Canada applicable therein.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

CANADIAN IMPERIAL BANK OF COMMERCE, as Collateral Agent for the Senior Creditors under the Intercreditor Agreement		U.S. BANK TRUSTEES LIMITED, as Trustee under the Trust Deed
By:		By:
	Name: Title:		Name: Title:

By:		By:
	Name: Title:		Name: Title:

JUST ENERGY GROUP INC.
By:
Beth Summers Chief Financial Officer

By:
Jonah Davids Senior Vice President and General Counsel

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IN WITNESS whereof this Trust Deed has been executed as a deed on the date stated at the beginning.

Issuer

Executed and Delivered as a Deed by a duly authorised attorney of JUST ENERGY GROUP INC. in the presence of:	(Signed) Beth Summers, Chief Financial Officer
In the presence of: Witness Name: Signature: (Signed) Eli Cranley Address: 6345 Dixie Road, Suite 200, Mississauga, Ontario, L5T 2E6

Trustee

Executed and Delivered as a Deed by U.S. BANK TRUSTEES LIMITED Acting by two of its lawful Attorneys:	(Signed) Laurence Griffiths, Authorized Signatory
In the presence of: Witness Name: Signature: (Signed) Hamyd Mazrae Address:125 Old Broad Street, London, England, EC2N 1AR

Share Trustee-Custodian

Executed and Delivered as a Deed by ELAVON FINANCIAL SERVICES LIMITED, UK BRANCH Acting by two of its lawful Attorneys:	(Signed) Laurence Griffiths, Authorized Signatory (Signed) Chris Yates, Authorized Signatory
In the presence of: Witness Name: Signature: (Signed) Hamyd Mazrae Address:125 Old Broad Street, London, England, EC2N 1AR

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